SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER THE
SECURITIES EXCHANGE ACT OF 1934

IAMGold Corporation

(Name of Subject Company)

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)
Golden Star Resources Ltd.
(Bidder)

Common Shares

(Title of Class of securities)

38119T104

(CUSIP Number of Class of Securities)

With Copies To

Allan J. Marter, Chief Financial Officer	Deborah J. Friedman
Golden Star Resources Ltd.	Davis Graham & Stubbs LLP
10901 W. Toller Drive, Suite 300	1550 Seventeenth Street, Suite 500
Littleton, Colorado, 80127-6312	Denver, Colorado 80202
(303) 830-9000	(303) 892-9400
(Name, address (including zip code) and telephone number (including area code) of person(s)
authorized to receive notices and communications on behalf of bidder)

June 9, 2004

(Date tender offer first published, sent or given to security holders)

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Transaction Valuation(1)	Amount of Filing Fee(1)

Common Shares	$325,743,540	$65,149

(1)	The transaction valuation and the amount of filing fee has been calculated pursuant to the instructions in Schedule 14D-1F in accordance with the Rule 0-11 of the Securities Exchange Act of 1934. The transaction valuation was determined based on an offer to purchase approximately 58,220,472 common shares of IAMGold Corporation outstanding in the United States, which is the maximum number of common shares that may be held by U.S. holders consistent with IAMGold’s continued eligibility for use of the Form 40-F and other U.S./Canadian Multi-Jurisdictional Disclosure System forms based on 145,551,179 common shares outstanding on June 4, 2004, at an average of the high and low prices for Golden Star common shares reported on the American Stock Exchange on June 4, 2004, for a price of $5.595 per common share.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $110,956	Registration No.: 333-116350
Filing Party: Golden Star Resources Ltd.
Form: S-4	Date Filed: June 10, 2004

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents

      Offer and Circular dated June 9, 2004, including Letter of Transmittal and Notice of Guaranteed Delivery.

Item 2.	Informational Legends

      See “Notice to Shareholders in the United States” in the Offer and Circular dated June 9, 2004.

2

This document is important and requires your immediate attention. If you have any questions as how to deal with it, you should consult your investment dealer, lawyer or other professional advisor. No securities regulatory authority in Canada or the United States has expressed an opinion about, or passed upon the fairness or merits of, the offer contained in this document, the securities offered pursuant to such offer or the adequacy of the information contained in this document and it is an offence to claim otherwise.

OFFER TO PURCHASE

all of the outstanding common shares of

IAMGOLD CORPORATION

by GOLDEN STAR RESOURCES LTD.

on the basis of 1.15 common shares of Golden Star Resources Ltd.

for each common share of IAMGold Corporation

Golden Star Resources Ltd. (“Golden Star” or the “Offeror”) hereby offers (the “Offer”) to purchase all of the outstanding common shares (the “IAMGold Shares”) of IAMGold Corporation (“IAMGold”). Under the Offer, holders of IAMGold Shares (“Shareholders”) will be entitled to receive 1.15 common shares of Golden Star (“Golden Star Shares”) for each IAMGold Share. The Offer will be open for acceptance until 9:00 p.m. (Toronto time) (the “Expiry Time”) on July 16, 2004 unless extended or withdrawn.

The Offer is subject to certain conditions, including, without limitation, that not less than 66 2/3% of the IAMGold Shares shall have been validly deposited under the Offer and not withdrawn at the Expiry Time and that the previously-announced plan of arrangement between IAMGold and Wheaton River Minerals Ltd. shall not have been completed. See Section 2, “Conditions to the Offer” in the Offer to Purchase. Subject to applicable law, the Offeror reserves the right to withdraw the Offer and not take up and pay for IAMGold Shares deposited under the Offer unless each of the conditions to the Offer is satisfied or waived by the Offeror prior to the Expiry Time.

The Golden Star Shares (TSX:GSC; AMEX:GSS) and the IAMGold Shares (TSX:IMG; AMEX:IAG) are listed on the Toronto Stock Exchange (the “TSX”) and the American Stock Exchange (the “AMEX”). Based on the trading price of the Golden Star Shares and IAMGold Shares on the TSX, the Offer values each IAMGold Share at Cdn.$8.33, representing a premium of 12.8% to the closing trading price of the IAMGold Shares on the TSX on May 27, 2004 (being the last trading day prior to Golden Star’s announcement of the proposed business combination with IAMGold) of Cdn.$7.38. The Offer represents a premium of 12.0% based on the volume weighted average trading price of the Golden Star Shares and the IAMGold Shares for the 60 trading days ended May 27, 2004 of Cdn.$7.42 and Cdn.$7.62, respectively, on the TSX. The closing price of the Golden Star Shares on the TSX on May 27, 2004 was Cdn.$7.24.

Based on the trading price of the Golden Star Shares and the IAMGold Shares on the AMEX, the Offer values each IAMGold Share at U.S.$6.11, representing a premium of 12.5% to the closing trading price of the IAMGold Shares on the AMEX on May 27, 2004 of U.S.$5.43. The Offer represents a premium of 13.8% based on the volume weighted average trading price of the Golden Star Shares and IAMGold Shares for the 60 trading days ended May 27, 2004 of U.S.$5.65 and U.S.$5.71, respectively, on the AMEX. The closing price of the Golden Star Shares on the AMEX on May 27, 2004 was U.S.$5.31.

The closing prices of the Golden Star Shares on June 8, 2004 on the TSX and the AMEX were Cdn.$6.20 and U.S.$4.61, respectively.

Golden Star believes that the proposed business combination resulting from the consummation of the Offer to Shareholders would be superior to the proposed combination of IAMGold and Wheaton River Minerals Ltd. announced in March 2004.

The Dealer Manager for the Offer is:

BMO Nesbitt Burns

In Canada	In the United States
BMO Nesbitt Burns Inc.	Harris Nesbitt Corp.

June 9, 2004

(continued from cover)

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

      This Offer is made for the securities of a foreign issuer and while the Offer is subject to disclosure requirements of Canada, where IAMGold is incorporated and organized, investors should be aware that these requirements are different from those of the United States. Some of the financial statements included herein have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

      The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that IAMGold and Golden Star are located in Canada, and that some or all of their officers and directors are residents of a foreign country.

      Investors should be aware that Golden Star or its affiliates, directly or indirectly, may bid or make purchases of IAMGold’s securities, or of related securities, or of Golden Star’s securities to be distributed or of related securities, during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations.

For a discussion of risk factors you should consider in evaluating the Offer, see Section 4 of the Circular “Purpose of the Offer and Golden Star’s Plans for IAMGold — Business Combination Risks” and “Annex A — Information Concerning Golden Star — Risk Factors”.

Golden Star has applied to the TSX and the AMEX to list the Golden Star Shares to be issued to Shareholders in connection with the Offer. Listing will be subject to Golden Star fulfilling all the listing requirements of such exchanges.

Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on blue paper) or a manually signed facsimile thereof and deposit it, together with the certificates representing their IAMGold Shares, at one of the offices of CIBC Mellon Trust Company (the “Depositary”) in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery set forth in Section 5 of the Offer to Purchase contained herein, “Procedure for Guaranteed Delivery,” by using the accompanying Notice of Guaranteed Delivery (printed on yellow paper) or a manually signed facsimile thereof.

The Offer is made only for the IAMGold Shares and not for any options or other rights to acquire IAMGold Shares. Any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable law, fully exercise such options or other rights before the Expiry Time in order to obtain a certificate representing IAMGold Shares and then deposit those IAMGold Shares in accordance with the terms of the Offer.

Questions and requests for assistance may be directed to the Dealer Manager or to the Depositary for the Offer. Additional copies of this document and related materials may be obtained without charge on request from the Depositary at its offices specified on the back page of this document.

This document does not constitute an offer to sell or a solicitation of an offer to buy any securities to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor is this document being mailed to, nor will deposits of IAMGold Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

INFORMATION FOR SHAREHOLDERS IN THE UNITED STATES

      This Offer is made for the securities of IAMGold, a Canadian company. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this Offer and Circular have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of U.S. companies.

      The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that IAMGold and Golden Star are organized and have locations and assets in foreign countries, and that some or all of the IAMGold and Golden Star officers and directors, some of the experts named in this Offer and Circular and the Canadian dealer manager are residents of foreign countries.

      Shareholders should be aware that Golden Star or its affiliates, directly or indirectly, may bid for or make purchases of IAMGold’s securities subject to the Offer, or of IAMGold’s related securities, during the period of the Offer, as permitted by applicable Canadian laws or regulations.

      Golden Star has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, and expects to mail a prospectus to IAMGold shareholders concerning the proposed business combination with IAMGold. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Golden Star will be available free of charge from Golden Star. You should direct requests for documents to Investor Relations, Golden Star Resources Ltd., 10901 West Toller Drive, Suite 300, Littleton, Colorado 80127-6312, telephone (303) 830-9000. To obtain timely delivery, such documents should be requested not later than July 9, 2004, five business days before the Expiry Date.

      U.S. resident Shareholders should be aware that acceptance of the Offer by them as described herein may have tax consequences both in the United States and in Canada. See Sections 15 and 16 of the Circular, “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Income Tax Considerations”.

NON-GAAP FINANCIAL MEASURES

      In this Offer and Circular, the terms “total cash cost” and “cash operating cost” are used on a per ounce of gold basis. Total cash cost per ounce is equivalent to mining operations expenses for the period divided by the number of ounces of gold sold during the period. Cash operating cost per ounce is equivalent to total cash cost per ounce, less production royalties. The Offeror has included total cash cost and cash operating cost information to provide investors with information about the cost structure of the Offeror’s mining operations. This information differs from measures of performance determined in accordance with Canadian generally accepted accounting principals (“Canadian GAAP”) and U.S. generally accepted accounting principles (“U.S. GAAP”) and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under generally accepted accounting principles and may not be comparable to similarly titled measures of other companies.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

      This Offer and Circular, including Annex A and the pro forma consolidated financial statements of Golden Star and some of the information incorporated by reference in this Offer and Circular, contain forward-looking statements, with respect to Golden Star’s financial condition, results of operations, business prospects, plans, objectives, goals, strategies, future events, capital expenditure, and exploration and development efforts. Words such as “anticipates”, “expects”, “intends”, “plans”, “forecasts”, “projects”, “budgets”, “believes”, “seeks”, “estimates”, “could”, “might”, “should”, and similar expressions identify forward-looking statements. Although Golden Star believes that its plans, intentions and expectations reflected in these forward-looking statements are reasonable, Golden Star cannot be certain that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained or incorporated by reference in this Offer and Circular. These statements include comments regarding: operations and synergies of the combined company, the establishment and estimates of mineral reserves and mineral resources, production, production commencement dates, productions costs, cash operating costs per ounce, total cash costs per ounce, grade, processing capacity, potential mine life, feasibility studies, development costs, capital and operating expenditures, exploration, the closing of certain transactions including acquisitions and offerings, Golden Star’s expansion plans for Bogoso/ Prestea and the start-up of Wassa.

      The following factors related to the business combination of Golden Star and IAMGold could cause actual results to differ materially from the forward-looking statements: lack of IAMGold Shareholder support for the transaction proposed by Golden Star; the business of Golden Star and IAMGold may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefits from the Golden Star/ IAMGold transaction may not be fully realized or realized within the expected time frame. In addition, the factors described below and in Section 4 of the Circular, “Purpose of the Offer and Golden Star’s Plans for IAMGold — Business Combination Risks” and “Annex A — Information Concerning Golden Star — Risk Factors” may cause actual results to differ materially from the forward-looking statements:

•	unexpected changes in business and economic conditions;

•	significant increases or decreases in gold prices;

•	changes in interest rates and currency exchange rates;

•	timing and amount of production;

•	unanticipated grade changes;

•	unanticipated recovery rates or production problems;

•	changes in mining, processing and overhead costs;

•	changes in metallurgy and processing technology;

•	access and availability of materials, equipment, supplies, labor and supervision, power and water;

•	determination of mineral reserves and mineral resources;

•	availability of drill rigs;

•	changes in project parameters;

•	costs and timing of development of new mineral reserves;

•	results of current and future exploration activities;

•	results of pending and future feasibility studies;

•	joint venture relationships;

•	political or economic instability, either globally or in the countries in which Golden Star and IAMGold operate;

•	local and community impacts and issues;

•	timing of receipt of government approvals;

•	accidents and labor disputes;

•	environmental costs and risks;

•	competitive factors, including competition for property acquisitions; and

•	availability of capital at reasonable rates or at all.

      These factors are not intended to represent a complete list of the general or specific factors that could affect Golden Star. Additional factors may be noted elsewhere in this Offer and Circular and in any documents incorporated by reference into this Offer and Circular. Golden Star undertakes no obligation to update forward-looking statements.

REPORTING CURRENCIES AND FINANCIAL PRINCIPLES

      All references to “$” or “dollars” in this document refer to United States dollars, unless otherwise indicated. All financial information contained in this Offer and Circular is reported in U.S. dollars unless otherwise noted. Golden Star’s financial statements are prepared in accordance with Canadian GAAP. Certain financial information is reconciled to U.S. GAAP. For a discussion of the principal differences between U.S. GAAP and Canadian GAAP in the context of Golden Star, see Note 22 to the Golden Star audited financial statements. The financial information regarding IAMGold contained in this Offer and Circular is reported in U.S. dollars and, according to IAMGold, IAMGold’s audited consolidated financial statements and the notes thereto have been prepared in accordance with Canadian GAAP.

INFORMATION CONCERNING IAMGOLD

      Except as otherwise indicated, the information concerning IAMGold contained in this Offer and Circular has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities, the SEC and other public sources. Although the Offeror has no knowledge that would indicate that any statements contained herein concerning IAMGold taken from or based upon such documents and records are untrue or incomplete, neither the Offeror nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any IAMGold financial statements, or for any failure by IAMGold to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror. The Offeror has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from IAMGold’s publicly available documents or records or whether there has been any failure by IAMGold to disclose events that may have occurred or may affect the significance or accuracy of any information.

EXCHANGE RATES

      The following table sets forth the exchange rate for one U.S. dollar expressed in Canadian dollars, for each period indicated, the average of such exchange rates, and the exchange rate at the end of such period, based upon the noon buying rates provided by the Bank of Canada:

		Year Ended December 31
	Three Months Ended
	March 31, 2004	2003	2002	2001	2000	1999

Rate at end of period	1.3105	1.2924	1.5796	1.5926	1.5002	1.4433
Average rate for period	1.3179	1.4015	1.5704	1.5484	1.4852	1.4858

      On May 27, 2004, the last trading day prior to the announcement by Golden Star of the proposed business combination with IAMGold, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was Cdn.$1.3577. On June 8, 2004, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was Cdn.$1.3468.

v

DEFINITIONS

      In the Offer and Circular, unless the context otherwise requires, the following terms have the meanings set forth below. All references to “$” or “dollars” are to the currency of the United States.

      “AMEX” means the American Stock Exchange.

      “AMF” means Autorité des marchés financiers (Québec).

      “Appropriate Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities or approvals of shareholders of Golden Star or IAMGold required in connection with the consummation of the Offer.

      “business day” means any day of the week other than a Saturday, Sunday or a statutory or civic holiday observed in Toronto, Canada or Denver, United States.

      “Canadian GAAP” means Canadian generally accepted accounting principles.

      “CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c.C-44, as amended.

      “Circular” means the offering circular accompanying the Offer to Purchase, including Annex A and Annex B attached thereto.

      “Coeur d’Alene” means Coeur d’Alene Mines Corporation.

      “Compulsory Acquisition” has the meaning set forth in Section 5 of the Circular, “Acquisition of Shares Not Deposited”.

      “Current Market Price” means the closing price of the Golden Star Shares on the TSX on the Expiry Date.

      “Dealer Manager” means BMO Nesbitt Burns Inc. in Canada and Harris Nesbitt Corp. in the United States.

      “Depositary” means CIBC Mellon Trust Company.

      “Eligible Institution” means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of a Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

      “Exchanges” means the TSX and the AMEX, and “Exchange” means either one of them.

      “Expiry Date” means July 16, 2004 or such later date as is set out in a notice of extension of the Offer issued at any time and from time to time extending the period during which IAMGold Shares may be deposited to the Offer, provided that, if such day is not a business day, then the Expiry Date shall be the next business day.

      “Expiry Time” means 9:00 p.m. (Toronto time) on the Expiry Date.

      “Golden Star” or the “Offeror” means Golden Star Resources Ltd., a company existing under the laws of Canada.

      “Golden Star Share” means a common share in the capital of Golden Star.

      “Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; (c) any self-regulatory authority or any of the Exchanges; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

      “IAMGold” means IAMGold Corporation, a company existing under the laws of Canada.

      “IAMGold Material Adverse Effect” means any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to the assets, business, operations, prospects or financial condition (including cash resources) of IAMGold and its Subsidiaries taken as a whole, other than any change, effect, event, occurrence or state of facts relating to the economy, securities markets or precious metal markets in general.

      “IAMGold Meeting” means the annual and special meeting of Shareholders originally scheduled to be held on June 8, 2004, as it may adjourned or postponed.

      “IAMGold Share” means a common share in the capital of IAMGold.

      “IMG/ WRM Arrangement Agreement” means the arrangement agreement dated April 23, 2004 between IAMGold and Wheaton River, as amended and restated on April 29, 2004.

      “IMG/ WRM Proposed Transaction” means the proposed arrangement between IAMGold and Wheaton River contemplated by the IMG/ WRM Arrangement Agreement.

      “Laws” means all laws, by-laws, statutes, rules, regulations, principles of law, orders, ordinances, judgments, decrees or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such laws and in a context that refers to one or more Persons, means such laws as are applicable to such Person or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities.

      “Letter of Transmittal” means the letter of acceptance and transmittal in the form accompanying the Offer and Circular (printed on blue paper).

      “Material Interests” means the following interests of IAMGold: (i) an indirect 38% interest in the Sadiola gold mine in Mali; (ii) an indirect 40% interest in the Yatela gold mine in Mali; (iii) an indirect 18.9% interest in the Tarkwa gold mine in Ghana; and (iv) an indirect 18.9% interest in the Damang gold mine in Ghana.

      “Minimum Tender Condition” means that there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of IAMGold Shares which constitutes at least 66 2/3% of the IAMGold Shares (on a fully diluted basis) at the Expiry Time.

      “Notice of Guaranteed Delivery” means the accompanying notice of guaranteed delivery (printed on yellow paper).

      “Offer” means the Offeror’s offer to purchase the IAMGold Shares made hereby, the terms and conditions of which are set forth in the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery.

      “Offer and Circular” means the Offer to Purchase, the Circular and the Annexes thereto, collectively.

      “Offer to Purchase” means the offer to purchase IAMGold Shares forming part of the Offer and Circular.

      “Offered Consideration” means the consideration to be paid by the Offeror for the Purchased Securities.

      “Ontario Securities Act” means the Securities Act (Ontario), as amended, and the regulations and rules made thereunder.

      “Option” means an option to purchase IAMGold Shares granted under the Share Incentive Plan or in connection with the arrangement between IAMGold and Repadre Capital Corporation which became effective on January 7, 2003.

      “OSC” means the Ontario Securities Commission.

      “Person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

      “Policy Q-27” means Policy No. Q-27 of the AMF entitled “Protection of Minority Securityholders in the course of Certain Transactions”.

      “Purchased Security” means an IAMGold Share taken up and paid for by the Offeror under the Offer.

      “Rule 61-501” means OSC Rule 61-501 entitled “Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions”.

      “SEC” means the U.S. Securities and Exchange Commission.

      “Share Incentive Plan” means the share incentive plan for directors, officers and employees of IAMGold comprised of a share purchase plan, share bonus plan and stock option plan.

      “Shareholder” means a holder of IAMGold Shares.

      “Subsequent Acquisition Transaction” has the meaning ascribed thereto in Section 5 of the Circular, “Acquisition of Shares Not Deposited”.

      “Subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a Subsidiary.

      “Tax Act” means the Income Tax Act (Canada), as amended.

      “TSX” means the Toronto Stock Exchange.

      “U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

      “U.S. GAAP” means U.S. generally accepted accounting principles.

      “U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

      “Wheaton River” means Wheaton River Minerals Ltd., a company existing under the laws of Ontario.

SUMMARY

      This summary highlights information more fully discussed elsewhere in this Offer and Circular. This summary is not intended to be complete and is qualified by reference to the more detailed information contained in those documents. Shareholders are urged to read the more detailed information about Golden Star, the Offer and the Golden Star Shares provided elsewhere in this Offer and Circular and in the documents incorporated by reference, including the consolidated pro forma financial statements and notes. Capitalized terms are defined in the Offer to Purchase under the heading “Definitions”.

The Offer

      Golden Star is offering, on the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding IAMGold Shares, on the basis of 1.15 Golden Star Shares for each IAMGold Share. Assuming that all of the IAMGold Shares that are issued and outstanding as of June 4, 2004 (and all IAMGold Shares issuable upon exercise of Options that are in-the-money on that date) are tendered to the Offer and that the Offeror takes up and pays for such IAMGold Shares under the Offer, Golden Star will issue approximately 171,656,719 Golden Star Shares.

      Based on the trading price of the Golden Star Shares and the IAMGold Shares on the TSX, the Offer values each IAMGold Share at Cdn.$8.33, representing a premium of 12.8% to the closing trading price of the IAMGold Shares on the TSX on May 27, 2004 (being the last trading day prior to Golden Star’s announcement of the proposed business combination with IAMGold) of Cdn.$7.38. The Offer represents a premium of 12.0% based on the volume weighted average trading price of the Golden Star Shares and IAMGold Shares for the 60 trading days ended May 27, 2004 of Cdn.$7.42 and Cdn.$7.62, respectively, on the TSX.

      Based on the trading price of the Golden Star Shares and IAMGold Shares on the AMEX, the Offer values each IAMGold Share at $6.11, representing a premium of 12.5% to the closing trading price of the IAMGold Shares on the AMEX on May 27, 2004 of $5.43. The Offer represents a premium of 13.8% based on the volume weighted average trading price of the Golden Star Shares and IAMGold Shares for the 60 trading days ended May 27, 2004 of $5.65 and $5.71, respectively, on the AMEX.

      Golden Star believes that the Offer to Shareholders is superior to the proposed combination of IAMGold and Wheaton River announced in March 2004.

      The Offer is made only for IAMGold Shares and not for any Options or other rights to acquire IAMGold Shares. Any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable law, fully exercise such Options or other rights before the Expiry Time in order to obtain a certificate representing IAMGold Shares and then deposit those IAMGold Shares in accordance with the terms of the Offer.

      Golden Star has applied to the TSX and the AMEX to list the Golden Star Shares to be issued to Shareholders in connection with the Offer. Listing will be subject to Golden Star fulfilling all the listing requirements of the Exchanges.

Golden Star Resources Ltd.

      Golden Star is an international gold mining and exploration company focused primarily on mining, mining development and exploration in Ghana, West Africa. Golden Star owns a 90% interest in two properties in Ghana: the Bogoso/ Prestea open pit mine and related properties and the Wassa project. Golden Star also owns an approximately 61% managing interest in the currently inactive Prestea Underground Mine in Ghana, which is now being explored, and holds interests in gold exploration properties in Ghana, Sierra Leone, Mali, Suriname and French Guiana. Based in Denver, Colorado, Golden Star currently employs approximately 1,000 people. The principal executive office of Golden Star is located at 10901 W. Toller Drive, Littleton, Colorado, 80127-6312, U.S.A., telephone number (303) 830-9000. Golden Star’s registered records office is located at c/o Koffman Kalef, Suite 1900, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H4.

      The Golden Star Shares are listed and posted for trading on the TSX under the symbol “GSC” and on the AMEX under the symbol “GSS”. See Section 1 of the Circular, “Golden Star”.

IAMGold Corporation

      IAMGold is a Canadian company engaged primarily in the exploration for, the development and production of, and the creation and acquisition of royalty interests on, mineral resources properties throughout the world. The registered office and principal executive office of IAMGold is located at 220 Bay Street, 5th Floor, Toronto, Ontario, M5J 2W4, Canada, telephone number (416) 360-4710.

      The IAMGold Shares are listed on the TSX under the symbol “IMG” and on the AMEX under the symbol “IAG”. See Section 2 of the Circular, “IAMGold”.

Purpose of the Offer and Acquisition of Remaining Shares

      The purpose of the Offer is to enable the Offeror to acquire all of the outstanding IAMGold Shares. If the Offeror takes up and pays for the IAMGold Shares validly deposited under the Offer, the Offeror currently intends to exercise its statutory right, if available, to acquire all the IAMGold Shares not deposited to the Offer or, if such statutory right of acquisition is not available, the Offeror currently intends to cause a meeting of Shareholders to be held to consider an amalgamation, statutory arrangement, capital reorganization or other transaction whereby the Offeror will acquire any IAMGold Shares not deposited to the Offer. See Section 4 of the Circular, “Purpose of the Offer and Golden Star’s Plans for IAMGold”, and Section 5 of the Circular, “Acquisition of Shares Not Deposited”.

Conditions of the Offer

      The Offeror reserves the right to withdraw the Offer and not take up and pay for any IAMGold Shares deposited under the Offer unless all of the conditions of the Offer contained in Section 2 of the Offer to Purchase are satisfied or, where permitted, waived. These conditions include, among others, the conditions that (i) not less than 66 2/3% of the IAMGold Shares (on a fully diluted basis) shall have been validly deposited under the Offer and not withdrawn at the Expiry Time; (ii) the Offeror has gained access to non-public information about IAMGold and is satisfied as a result of the review thereof that such information does not contain any facts or other information that would result in an IAMGold Material Adverse Effect if the Offer were completed or a change, event, occurrence or state of facts that is or would reasonably be expected to be material and adverse to any of the Material Interests, either individually or collectively, whether or not the Offer were completed; and (iii) the previously-announced plan of arrangement between IAMGold and Wheaton River shall not have been completed. See Section 2 of the Offer to Purchase, “Conditions of the Offer”.

Manner and Time for Acceptance

      The Offer is open for acceptance until 9:00 p.m. (Toronto time) on July 16, 2004 or until such later time and date to which the Offer may be extended by the Offeror at its discretion, unless withdrawn by the Offeror.

      The Offer may be accepted by Shareholders by depositing certificates representing IAMGold Shares that are being deposited, together with a duly completed and signed Letter of Transmittal (printed on blue paper), at the offices of the Depositary specified in the Letter of Transmittal at or before the Expiry Time. The Offer will be deemed to be accepted only if the Depositary has actually received these documents at or before the Expiry Time. Shareholders whose IAMGold Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should request their nominee to effect the transaction. See Section 4 of the Offer to Purchase, “Time and Manner for Acceptance”.

      Shareholders whose certificates for IAMGold Shares are not immediately available may use the procedures for guaranteed delivery set forth in the Notice of Guaranteed Delivery (printed on yellow paper). See Section 5 of the Offer to Purchase, “Procedure for Guaranteed Delivery”.

Payment for Deposited Shares

      If all of the conditions of the Offer have been satisfied or, where permitted, waived by the Offeror, the Offeror will become obligated to take up and pay for IAMGold Shares validly deposited under, and not withdrawn from, the Offer within the time periods prescribed by applicable securities laws. Any IAMGold Shares deposited under the Offer after the first date on which IAMGold Shares have been taken up and paid for by the Offeror will be taken up within 10 days of that deposit. See Section 3 of the Offer to Purchase, “Payment for Deposited IAMGold Shares”.

Right to Withdraw Deposited Shares

      All deposits of IAMGold Shares under the Offer are irrevocable, except as provided in Section 8 of the Offer to Purchase, “Right to Withdraw Deposited IAMGold Shares”. Section 8 of the Offer to Purchase permits withdrawal of the IAMGold Shares deposited under the Offer at any time before the IAMGold Shares deposited under the Offer are taken up by the Offeror and if such IAMGold Shares have not been paid for by the Offeror within three business days after having been taken up.

Certain Canadian Federal Income Tax Considerations

      A Canadian resident Shareholder who holds IAMGold Shares as capital property and who sells such shares pursuant to the Offer will generally not realize a capital gain or capital loss under the Tax Act unless the Shareholder elects to recognize a capital gain or capital loss.

      A Subsequent Acquisition Transaction may give rise to either a taxable event or tax deferred exchange of IAMGold Shares depending upon the form of the transaction and the consideration offered. See Section 15 of the Circular, “Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada.”

      A Shareholder who is not a resident of Canada who disposes of IAMGold Shares for Golden Star Shares pursuant to the Offer will generally not be subject to tax in Canada if the IAMGold Shares are not taxable Canadian property. See Section 15 of the Circular, “Certain Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada”.

Certain U.S. Income Tax Considerations

      Golden Star will endeavour to cause the exchange of IAMGold Shares pursuant to the Offer to be treated as an exchange made pursuant to a reorganization for U.S. income tax purposes. If reorganization treatment applies to the exchange, a U.S. Holder who exchanges IAMGold Shares and owns, immediately after the exchange, less than 5% of Golden Star (by voting power and value, directly and by attribution) will generally not recognize a capital gain or capital loss for U.S. tax purposes on the receipt of Golden Star Shares for IAMGold Shares, except with respect to cash received in lieu of a fractional share. If reorganization treatment does not apply to the exchange, the U.S. Holder will generally be required to recognize a capital gain or loss. See Section 16 of the Circular, “Certain U.S. Income Tax Considerations”.

Risk Factors

      An investment in Golden Star Shares and the business combination with IAMGold are subject to certain risks. See Section 4 of the Circular, “Purpose of the Offer and Golden Star’s Plans for IAMGold — Business Combination Risks” and “Annex A — Information Concerning Golden Star — Risk Factors”.

Pro Forma Financial Information

      For pro forma information regarding the combined company for the year ended December 31, 2003 and the first quarter ended March 31, 2004, see “Annex B — Golden Star Pro Forma Financial Statements”. For a summary of such information, see “Summary of Golden Star and IAMGold Historical and Pro Forma Financial Data”.

Depositary

      CIBC Mellon Trust Company is acting as Depositary under the Offer. The Depositary will be responsible for receiving certificates representing deposited IAMGold Shares and accompanying Letters of Transmittal and other documents. The Depositary is also responsible for receiving Notices of Guaranteed Delivery, giving notices, if required, and making payment for all IAMGold Shares purchased by the Offeror under the terms of the Offer.

Financial Advisor, Dealer Manager and Information Agent

      BMO Nesbitt Burns Inc. has been retained to act as financial advisor to Golden Star. In addition, BMO Nesbitt Burns Inc. and Harris Nesbitt Corp., its U.S. affiliate, have been retained to act as dealer manager in connection with the Offer. In Canada, BMO Nesbitt Burns Inc. may form a soliciting dealer group comprised of members of the Investment Dealers Association of Canada and members of the stock exchanges in Canada to solicit acceptances of the Offer. In addition, Innisfree M&A Incorporated has been retained to act as Information Agent in connection with the Offer.

Regulatory Requirement

      The Offer will be subject to the approval of each of the TSX and the AMEX as well as certain regulatory authorities in Canada and the United States.

No Dissenter Rights

      No Shareholder will have dissenters or appraisal rights in connection with the Offer. However, holders of IAMGold Shares who do not tender their IAMGold Shares to the Offer may have rights of dissent in the event Golden Star elects to acquire such IAMGold Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 5 of the Circular, “Acquisition of Shares Not Deposited”.

SUMMARY OF GOLDEN STAR AND IAMGOLD HISTORICAL AND PRO FORMA FINANCIAL DATA

      The following tables present summary historical consolidated financial information for Golden Star as of and for the years ended December 31, 2001, 2002 and 2003 and consolidated financial information for Golden Star as of and for the three-month period ended March 31, 2004, under both U.S. GAAP and Canadian GAAP. The tables also present pro forma consolidated financial information for Golden Star as of and for the year ended December 31, 2003 and the three-month period ended March 31, 2004 after giving effect to the acquisition by Golden Star of all of the IAMGold Shares pursuant to the Offer, under Canadian GAAP only. This information is derived from and should be read in conjunction with the financial statements and the related notes to those financial statements incorporated by reference herein, copies of which can be found at www.sedar.com and www.sec.gov.

      The historical information presented for Golden Star and IAMGold as of and for the year ended December 31, 2003 is derived from the historical consolidated financial statements of Golden Star contained in Golden Star’s Annual Report on Form 10-K for the year ended December 31, 2003, and related notes thereto, which are incorporated by reference in this Offer and Circular, and IAMGold’s Annual Report on Form 40-F for the year ended December 31, 2003, and related notes thereto, respectively. The historical information for Golden Star and IAMGold as of and for the three months ended March 31, 2004 is derived from the historical consolidated financial statements of Golden Star contained in Golden Star’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which are incorporated by reference in this Offer and Circular, and from IAMGold’s Report on Form 6-K filed May 17, 2004 for the three months ended March 31, 2004, respectively.

      Shareholders should read the information below together with the consolidated pro forma financial statements and notes thereto in Annex B, IAMGold’s historical financial statements and related notes, and Golden Star’s historical financial statements and related notes. The pro forma data assumes that Golden Star is the accounting acquiror. The pro forma data below is presented for informational purposes. Shareholders should not rely on the pro forma amounts as being indicative of the financial position of the consolidated company that would have actually occurred had the Offer been consummated at or before the periods presented or the future financial position of the consolidated company.

Golden Star Summary of Financial Condition and Pro Forma Financial Data

(Amounts in thousands except per share data)

	Pro Forma	Pro Forma
	as of	as of	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Cdn GAAP	2004	2003 (1)	2004	2003	2002	2001	2000	1999

Cash & equivalents	$125,374	—	$86,017	$89,970	$20,016	$509	$991	$2,905
Working capital	207,065	—	95,148	96,784	21,963	(5,149)	4,452	6,020
Current assets	234,932	—	103,829	104,935	32,843	9,636	12,960	13,957
Total assets	1,190,783	—	229,594	222,391	74,135	36,552	49,469	74,352
Current liabilities	27,867	—	8,681	8,151	10,880	14,785	8,508	7,937
Shareholders’ equity	1,075,050	—	204,187	198,362	49,384	12,342	26,040	40,501

	Pro Forma
	for the Three	Pro Forma for	For the Three
	Months	the Year	Months	For the Year	For the Year	For the Year	For the Year	For the Year
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	December 31,	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Cdn GAAP	2004	2003	2004	2003	2002	2001	2000	1999

Revenue	$48,399	$163,827	$19,857	$64,370	$38,802	$24,658	$31,171	$11,254
Net income/(loss)	10,259	33,835	5,194	21,956	4,856	(20,584)	(14,881)	(24,366)
Net income/(loss) per share — basic	$0.034	$0.120	$0.039	$0.198	$0.070	$(0.488)	$(0.400)	$(0.760)

	Pro Forma	Pro Forma
	as of	as of	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
US GAAP	2004 (2)	2003	2004	2003	2002	2001	2000	1999

Cash & equivalents	—	$116,753	$86,017	$89,970	$20,016	$509	$991	$2,905
Working capital	—	173,736	95,148	96,784	22,511	(5,149)	4,452	6,020
Current assets	—	194,828	103,829	104,935	33,391	9,636	12,960	13,957
Total assets	—	1,140,155	204,380	200,337	62,644	24,232	24,020	45,635
Current liabilities	—	21,092	8,681	8,151	10,880	14,785	8,508	7,937
Shareholders’ equity	—	1,051,280	184,443	180,417	41,069	1,533	(478)	11,146

	Pro Forma
	for the	Pro Forma	For the
	Three Months	for the Year	Three Months	For the Year	For the Year	For the Year	For the Year	For the Year
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	December 31,	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
US GAAP	2004 (2)	2003 (3)	2004	2003	2002	2001	2000	1999

Revenue	—	—	$19,857	$64,370	$38,802	$24,658	$31,171	$11,254
Net income/(loss)	—	21,208	3,396	13,357	6,752	(5,302)	(12,465)	(11,335)
Net income/(loss) per share — basic	—	$0.075	$0.026	$0.120	$0.093	$(0.126)	$(0.330)	$(0.350)

      Golden Star has not paid any cash dividends in the last five years.

IAMGold Summary of Financial Condition

(Amounts in thousands except per share data)

	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Cdn GAAP	2004	2003	2002	2001	2000	1999

Cash & equivalents	$65,745	$66,675	$15,835	$25,332	$36,800	$59,665
Working capital	124,251	118,539	56,884	18,530	15,886	32,745
Current assets	143,437	145,798	73,656	43,494	49,960	65,754
Total assets	451,645	451,141	190,638	176,598	175,795	177,639
Current liabilities	19,186	27,259	16,772	24,964	34,074	33,009
Shareholders’ equity	393,449	386,103	152,006	127,475	118,745	107,432

	For the
	Three Months	For the Year	For the Year	For the Year	For the Year	For the Year
	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Cdn GAAP	2004	2003	2002	2001	2000	1999

Revenue	$27,632	$101,111	$89,824	$81,655	$57,984	$63,461
Net income/(loss)	5,906	15,039	5,535	10,948	10,050	14,119
Net income/(loss) per share — basic	$0.04	$0.11	$0.07	$0.15	$0.14	$0.19

	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
US GAAP	2004 (2)	2003	2002	2001	2000 (4)	1999 (4)

Cash & equivalents	—	$53,171	$5,783	$13,988	—	—
Working capital	—	90,382	28,524	9,859	—	—
Current assets	—	103,323	36,714	14,300	—	—
Total assets	—	421,170	161,879	134,328	—	—
Current liabilities	—	12,941	8,190	4,441	—	—
Shareholders’ equity	—	386,804	150,379	125,747	—	—

	For the
	Three Months	For the Year	For the Year	For the Year	For the Year	For the Year
	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
US GAAP	2004 (2)	2003 (3)	2002 (3)	2001 (3)	2000 (4)	1999 (4)

Revenue	—	—	—	—	—	—
Net income/(loss)	—	$12,802	$436	$16,563	—	—
Net income/(loss) per share — basic	—	$0.09	$0.01	$0.23	—	—

Dividends per share	—	$0.046	$0.032	$0.031	—	—

(1)	In accordance with the U.S. and Canadian regulatory pronouncements, a Canadian GAAP pro forma balance sheet was not prepared as of December 31, 2003.

(2)	IAMGold’s March 31, 2004 report to shareholders did not present IAMGold’s financial statements in accordance with U.S. GAAP.

(3)	Insufficient data was available in IAMGold’s December 2003 financial statements to determine revenues for the period in accordance with U.S. GAAP.

(4)	IAMGold did not present financial statements in accordance with U.S. GAAP prior to 2001.

Comparative Per Share Information

      The following table sets forth, for the periods indicated, the net income, book value and cash dividends declared per common share data separately for Golden Star and IAMGold on an historical basis and for Golden Star on a pro forma consolidated basis. The conversion ratio is 1.15 Golden Star Shares for each IAMGold Share.

		Three Months
	Calendar Year	Ended
	December 31,	March 31,
	2003	2004

PRO FORMA CONSOLIDATED
Earnings per share	$0.120	$0.034
Book value per share	$3.51	$3.53
Cash dividends per share	$0.022	$—
GOLDEN STAR HISTORICAL
Earnings per share	$0.198	$0.039
Book value per share	$1.49	$1.53
Cash dividends per share	—	—
IAMGOLD HISTORICAL
Earnings per share	$0.105	$0.041
Book value per share	$2.66	$2.70
Cash dividends per share	$0.046	—

Per Share Market Data

      IAMGold Shares are currently traded on the TSX under the symbol “IMG” and on the AMEX under the symbol “IAG.” Golden Star Shares are currently traded on the TSX under the symbol “GSC” and on the AMEX under the symbol “GSS.” The following table sets forth the closing prices per common share of each of IAMGold and Golden Star as reported on the TSX and the AMEX on (1) May 27, 2004, the last business day preceding the public announcement of Golden Star’s proposed business combination with IAMGold, and (2) on June 8, 2004, the most recent trading day practicable before the filing of this Offer and Circular:

	TSX				AMEX

Issuer	May 27, 2004		June 8, 2004		May 27, 2004	June 8, 2004

IAMGold	Cdn.$	7.38	Cdn.$	7.20	$5.43	$5.42
Golden Star	Cdn.$	7.24	Cdn.$	6.20	$5.31	$4.61

OFFER TO PURCHASE

TO:     THE HOLDERS OF SHARES OF IAMGOLD CORPORATION

      The accompanying Circular contains important information and should be read carefully before making a decision with respect to the Offer. This Offer to Purchase and the Circular, which is incorporated into and forms part of this Offer to Purchase, constitute the take-over bid circular required under applicable Canadian securities laws.

1.	The Offer

      Subject to the terms and conditions set forth in Section 2 below and in the Letter of Transmittal and the Notice of Guaranteed Delivery, the Offeror hereby offers to purchase all of the issued and outstanding IAMGold Shares on the basis of 1.15 Golden Star Shares for each IAMGold Share.

      The Offer is made only for IAMGold Shares and is not made for any Options or other rights to acquire IAMGold Shares. Any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms of such securities and applicable law, exercise the Options or other rights in order to obtain certificates representing IAMGold Shares in accordance with the Offer. Any such exercise must be sufficiently in advance of the Expiry Time to ensure that IAMGold Shares will be available for deposit no later than the Expiry Time or in sufficient time to comply with the procedures referred to in Section 5 of the Offer to Purchase, “Procedure for Guaranteed Delivery”. Options may be exercised and the IAMGold Shares issued pursuant to such exercise may be deposited under the Offer, to the extent permitted by the terms of the Options.

      Fractional Golden Star Shares will not be issued. Instead of receiving a fractional Golden Star Share, Shareholders will receive a cash payment equal to such fraction multiplied by the Current Market Price. For purposes of determining the amount of any such cash payment, all Golden Star Shares deposited by a registered holder will be aggregated.

      The Offer will be open for acceptance until the Expiry Time unless withdrawn or extended.

2.	Conditions to the Offer

      The Offeror reserves the right to withdraw the Offer and not take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any IAMGold Shares deposited under the Offer unless all of the following conditions are satisfied or, where permitted, waived by the Offeror prior to the Expiry Time:

(a)	the Minimum Tender Condition;

(b)	all Appropriate Approvals (including, without limitation, those of the Exchanges or securities regulatory authorities) shall have been obtained on terms satisfactory to the Offeror, acting reasonably;

(c)	all outstanding Options or rights to acquire IAMGold Shares will have been exercised, cancelled or otherwise dealt with on terms satisfactory to the Offeror in its reasonable judgement;

(d)	no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, company, firm, group or other entity) in Canada or elsewhere, whether or not having the force of Law, and no Law (including, without limiting the generality of the foregoing, any tax Law) shall have been proposed, enacted, promulgated or applied, in either case:

(i)	to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the IAMGold Shares or the right of the Offeror to own or exercise full rights of ownership of the IAMGold Shares;

(ii)	which, if the Offer were consummated, would result in an IAMGold Material Adverse Effect; or

(iii)	which challenges or would prevent or make uncertain the ability of the Offeror or its affiliates to effect a Compulsory Acquisition or Subsequent Acquisition Transaction;

(e)	there shall not exist any prohibition at Law against the Offeror making the Offer, taking up and paying for any IAMGold Shares deposited under the Offer, issuing Golden Star Shares in consideration therefor or effecting a Compulsory Acquisition or Subsequent Acquisition Transaction;

(f)	there shall not exist or have occurred any change (or any condition, event or development involving a prospective change) in the business, operations (including results of operations), assets, capitalization, condition (financial or otherwise), prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of IAMGold or the Material Interests, which, when considered either individually or in the aggregate, would result in an IAMGold Material Adverse Effect;

(g)	the Offeror shall have determined in its reasonable judgement that no property right, franchise or license of IAMGold or any of the Material Interests has been or may be impaired (which impairment has not been cured or waived) or otherwise adversely affected, or threatened to be impaired or adversely affected, whether as a result of the making of the Offer, the taking up and paying for IAMGold Shares deposited under the Offer, the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction or otherwise;

(h)	the Offeror shall have determined in its reasonable judgement that no covenant, term or condition exists in any instrument or agreement to which IAMGold or any of its entities is a party or to which any of their properties or assets are subject which might make it inadvisable for the Offeror to proceed with the Offer and/or the taking up and paying for IAMGold Shares under the Offer, including without limitation any default, right of termination, acceleration or other adverse event that may ensue as a result of the Offeror taking up and paying for the IAMGold Shares under the Offer or completing a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(i)	the Offeror shall have been provided with, or been given access to, in a timely manner, all non-public information relating to IAMGold, including without limitation a true and complete copy of the disclosure letter of IAMGold delivered to Wheaton River pursuant to the IMG/ WRM Arrangement Agreement and each of the joint venture/shareholder agreements (including all amendments, supplements and modifications thereto) with respect to each of the Material Interests, and the Offeror shall be satisfied upon completion of its review of such documents and upon the advice of its legal counsel, that such documents do not contain any facts or other information that would result in an IAMGold Material Adverse Effect if the Offer were completed or a change, event, occurrence or state of facts that is or would reasonably be expected to be material and adverse to any of the Material Interests, either individually or collectively, whether or not the Offer were completed;

(j)	the Offer, if completed, shall not trigger any IAMGold Material Adverse Effect;

(k)	the IAMGold Shareholders shall not have approved the resolution authorizing the issuance of additional IAMGold Shares to be presented at the IAMGold Meeting and the IMG/ WRM Proposed Transaction shall not have been completed and the IMG/ WRM Arrangement Agreement shall have been terminated; and

(l)	the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of IAMGold with any regulatory authority in Canada or elsewhere.

      The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such condition. The Offeror may, in the Offeror’s sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

      Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Toronto. The Offeror, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary, if required by law, as soon as practicable thereafter to notify Shareholders in the manner set forth below in Section 11 of the Offer to Purchase and shall provide a copy of such notice to the TSX and the AMEX. Any notice of waiver will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto. In the event of any waiver, all IAMGold Shares deposited previously and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms of the Offer. If the Offer is withdrawn, the Offeror shall not be obligated to take up or pay for any IAMGold Shares deposited under the Offer and the Depositary will promptly return all certificates for deposited IAMGold Shares to the parties by whom they were deposited in acceptance of the Offer. See Section 9 of the Offer to Purchase, “Return of Withdrawn IAMGold Shares”.

3.	Payment for Deposited IAMGold Shares

      If all of the conditions referred to above in Section 2 of the Offer to Purchase have been fulfilled or, where permitted, waived at the Expiry Time, the Offeror will become obligated to take up and pay for the IAMGold Shares deposited under the Offer and not withdrawn no later than 10 days from the Expiry Date, and to pay for the IAMGold Shares taken up as soon as possible, but in any event not later than three business days after taking up the IAMGold Shares. In accordance with applicable Law, the Offeror will take up and pay for IAMGold Shares deposited under the Offer after the date on which it first takes up IAMGold Shares deposited under the Offer not later than 10 days after the deposit of such IAMGold Shares.

      The Offeror will be deemed to have taken up and accepted for payment IAMGold Shares validly deposited and not withdrawn under the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary to that effect.

      The Offeror will pay for IAMGold Shares validly deposited under the Offer and not withdrawn by providing the Depositary with the Offered Consideration in the form of sufficient certificates for Golden Star Shares and funds to pay for fractional Golden Star Shares otherwise issuable, if any, for transmittal to persons depositing IAMGold Shares under the Offer. Under no circumstances will interest accrue or be paid on the Offered Consideration by the Offeror or the Depositary to persons depositing IAMGold Shares, regardless of any delay in making such payment. Fractional Golden Star Shares will not be issued. Instead of receiving a fraction of a Golden Star Share, the Shareholder will receive a cash payment equal to such fraction multiplied by the Current Market Price. For the purposes of determining the amount of any such cash payment, all IAMGold Shares deposited by a registered holder will be aggregated.

      The Depositary will act as the agent of the persons who have deposited IAMGold Shares under the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such persons. Receipt of the share certificates and cash, if any, representing the Offered Consideration by the Depositary shall be deemed to constitute receipt of payment by persons depositing IAMGold Shares.

      Settlement with each Shareholder who has deposited IAMGold Shares under the Offer will be made by the Depositary forwarding (a) for the IAMGold Shares (other than those representing fractional Golden Star Shares), a certificate for the Golden Star Shares to which such Shareholder is entitled under the Offer, provided that the Shareholder is a resident of a province of Canada or another jurisdiction in which the Golden Star Shares may be lawfully delivered without further action by the Offeror and (b) if applicable, a cheque in U.S. dollars in payment for the cash equivalent of any fractional Golden Star Shares determined in accordance with the Offer, that is payable to such Shareholder. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificates and any cheques will be issued in the name of the registered holder of the IAMGold Shares so deposited. Unless the person depositing the IAMGold Shares instructs the Depositary to hold the certificate representing the Golden Star Shares and any cheque for pick-up by checking the appropriate box in the Letter of Transmittal, the certificate and any cheque will be forwarded by first class insured mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the certificate and any cheque will be sent to the address of the holder as shown on the securities register maintained by or on behalf of IAMGold. Certificates and cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

4.	Time and Manner for Acceptance

      The Offer is open for acceptance, unless withdrawn or extended at the sole discretion of the Offeror until the Expiry Time, being 9:00 p.m. (Toronto time), on the Expiry Date, unless the Offer is withdrawn or extended. See Section 6, “Extensions, Variations and Changes to the Offer”.

      The Offer may be accepted by Shareholders by depositing the following documents with the Depositary at the offices specified in the Letter of Transmittal no later than the Expiry Time:

(a)	the certificate or certificates representing IAMGold Shares in respect of which the Offer is being accepted;

(b)	a properly completed and duly signed copy of the Letter of Transmittal (or a manually signed facsimile copy), with the signature or signatures guaranteed in accordance with the instructions set out in the Letter of Transmittal; and

(c)	any other relevant document required by the instructions set forth on the Letter of Transmittal.

      The Offer will be deemed to be accepted only if the Depositary actually has received these documents at or before the Expiry Time at one of the addresses for the Depositary indicated on the Letter of Transmittal. Shareholders who cannot comply on a timely basis with these procedures for deposit of the requisite certificates for IAMGold Shares may deposit certificates representing IAMGold Shares pursuant to the procedures for guaranteed delivery described in Section 5 below.

5.	Procedure for Guaranteed Delivery

      If a Shareholder wishes to accept the Offer and either (i) the certificates representing such Shareholder’s IAMGold Shares are not immediately available or (ii) such Shareholder cannot deliver the certificates and Letter of Transmittal to the Depositary by the Expiry Time, those IAMGold Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

(a)	such deposit is made only at the principal office of the Depositary in Toronto by or through an Eligible Institution;

(b)	a properly completed and duly executed Notice of Guaranteed Delivery (or a manually signed facsimile) is received by the Depositary at its principal office in Toronto at or before the Expiry Time; and

(c)	the certificate or certificates representing the deposited IAMGold Shares, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) and other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time.

      The Notice of Guaranteed Delivery may be delivered by hand, transmitted by electronic facsimile or mailed to the Depositary only at its principal office in Toronto and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

6.	Extensions, Variations and Changes to the Offer

      The Offer will be open for acceptance at the places of deposit specified in the Letter of Transmittal until, but not after, the Expiry Time.

      The Offeror may, at any time and from time to time while the Offer is open for acceptance, vary the terms of the Offer or extend the Expiry Time by giving notice in writing to the Depositary at its principal office in Toronto. Also, if at any time before the Expiry Time, or at any time after the Expiry Time, but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in this Offer or Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto. Upon the giving of such notice to the Depositary, the Expiry Time or withdrawal rights, as applicable, shall be deemed to be extended to the date specified in such notice or in the case of a variation the Offer shall be deemed to be varied in the manner described in such notice, as the case may be. The Offeror will, as soon as practicable after giving any such notice to the Depositary, publicly announce the extension, variation or change and cause the Depositary to mail a copy of any such notice to Shareholders as required by applicable securities legislation at their respective addresses appearing in the share register of IAMGold. In addition, the Offeror will provide a copy of such notice to the TSX and the AMEX. Any notice of extension, variation or change will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto. During any extension of the Offer, all IAMGold Shares previously deposited and not taken up and paid for or withdrawn will remain subject to the Offer and, subject to applicable Law, may be accepted for purchase by the Offeror on or before the Expiry Time in accordance with the terms of the Offer.

      An extension of the Expiry Time shall not in and of itself constitute a waiver by the Offeror of any of its rights under Section 2 of the Offer to Purchase.

      Under applicable Canadian provincial securities Law, if there is a variation in the terms of the Offer, the period during which IAMGold Shares may be deposited under the Offer shall not expire before 10 days after the notice of variation has been delivered. If, prior to the Expiry Time, the Offeror in its sole discretion shall increase the Offered Consideration, such increase shall be applicable to all holders whose IAMGold Shares are taken up under the Offer.

      Notwithstanding the foregoing, the Offer may not be extended by the Offeror if all the terms and conditions of such Offer have been complied with, except those waived by the Offeror, unless the Offeror first takes up and pays for all IAMGold Shares validly deposited under the Offer and not withdrawn.

7.	Changes in Capitalization of IAMGold; Dividends and Distributions; Liens

      If, on or after the date of the Offer, IAMGold should divide, combine, reclassify, consolidate, convert or otherwise change any of the IAMGold Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 2 of the Offer to Purchase, “Conditions of the Offer,” make such adjustments as it deems appropriate to reflect such division, combination, reclassification, consolidation, conversion or other change in the Offered Consideration, the number of Golden Star Shares to be issued or other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor).

      IAMGold Shares acquired pursuant to the Offer shall be transferred by the holder of IAMGold Shares and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, security interests, claims and equities or rights of others of any nature or kind whatsoever and together with all rights and benefits arising therefrom, including (subject to the payment of dividends as described below) the right to all other securities which may be declared, paid, issued, accrued, distributed, made or transferred on or after the date of the Offer on in respect of the IAMGold Shares.

      If, on or after the date of the Offer, IAMGold should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to the IAMGold Shares, that is payable or distributable to the holders of such IAMGold Shares on a record date that precedes the date of transfer of such IAMGold Shares into the name of the Offeror or its nominees or transferees on the Share register maintained by or on behalf of IAMGold, then without prejudice to the Offeror’s rights under Section 2 of the Offer to Purchase, “Conditions of the Offer”: (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments shall be received and held by the depositing Shareholders, and to the extent that such dividends, distributions or payments do not exceed the value of the consideration per IAMGold Share payable by the Offeror pursuant to the Offer (as determined by the Offeror), the Offered Consideration will be reduced by that number of Golden Star Shares having a value equal to the amount of such dividend, distribution or payment; (b) in the case of non-cash dividends, distributions, payments, rights or other interests, the whole of any such non-cash dividend, distribution, payment, right or other interest shall be received and held by the depositing Shareholders for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividends, distributions or payments in an amount that exceeds the consideration per IAMGold Share payable by the Offeror (as determined by the Offeror), the whole of any such cash dividend, distribution or payment shall be received and held by the depositing Shareholders for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance (in the case of (b) and (c) above), the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold all of the Golden Star Shares otherwise issuable by the Offeror to the non-remitting Shareholder pursuant to the Offer or deduct from the number of Golden Star Shares to be delivered by the Offeror pursuant to the Offer such number of Golden Star Shares with a value equal to the amount or value of the dividend, distribution, payment, right or other interest, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed under “Certain Canadian Federal Income Tax Considerations” or “Certain U.S. Income Tax Considerations” in Sections 15 and 16 of the Circular, respectively.

8.	Right to Withdraw Deposited IAMGold Shares

      Except as otherwise provided in this Section 8, all deposits of IAMGold Shares under the Offer are irrevocable. IAMGold Shares may be withdrawn by or on behalf of a depositing Shareholder (unless otherwise required or permitted by applicable Law):

(a)	at any time prior to the Expiry Time; or

(b)	if the Shareholder’s IAMGold Shares have not been paid for by the Offeror within three business days after having been taken up.

      A notice of withdrawal of deposited IAMGold Shares must:

(a)	be made by a method that provides the Depositary with a written or printed copy of such notice (which includes a telegraphic or electronic facsimile communication);

(b)	be made by or on behalf of the depositing Shareholder;

(c)	be signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) that accompanied the IAMGold Shares being withdrawn;

(d)	specify that person’s name, the number of IAMGold Shares to be withdrawn, the name of the registered holder of, and the certificate number shown on each certificate evidencing the IAMGold Shares to be withdrawn; and

(e)	actually be received by the Depositary at the place of deposit within the applicable time specified above.

      In addition, any signature in the withdrawal notice must be guaranteed in the same manner as in the Letter of Transmittal or Notice of Guaranteed Delivery, except where the IAMGold Shares were deposited for the account of an Eligible Institution.

      Withdrawals may not be rescinded and any IAMGold Shares withdrawn will thereafter be deemed not validly deposited for purposes of the Offer. However, withdrawn IAMGold Shares may be redeposited at any time before the Expiry Time by again following one of the procedures described in Section 4 of the Offer to Purchase.

      In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or damages or both in certain circumstances. See Section 19 of the Circular, “Offerees’ Statutory Rights”.

      All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by the Offeror in its sole discretion and such determinations shall be final and binding. None of the Offeror, the Depositary, or any other Person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or shall incur any liability for failure to give such notice.

9.   Return of Withdrawn IAMGold Shares

      If any deposited IAMGold Shares are not taken up by the Offeror pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more IAMGold Shares than are deposited, certificates for IAMGold Shares that are not purchased will be returned, at the expense of the Offeror, to the depositing Shareholder by first class registered or insured mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if no such address is specified, to the address of such Shareholder as shown on the share register maintained by or on behalf of IAMGold. Certificates and other relevant documents will be returned as promptly as practicable following the Expiry Time or withdrawal or early termination of the Offer.

10. Mail Service Interruption

      Notwithstanding the provisions of the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, cheques, share certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. A person entitled to cheques, share certificates and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the IAMGold Shares were delivered, upon application to the Depositary, until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notwithstanding Section 11 of the Offer to Purchase, the deposit of cheques, share certificates and any other relevant documents with the Depositary in such circumstance shall constitute delivery to the persons entitled thereto and the IAMGold Shares shall be deemed to have been paid for immediately upon such deposit. Notice of any determination regarding mail service delay or interruption made by the Offeror shall be given in accordance with Section 11 of the Offer to Purchase.

11. Notice and Delivery

      Without limiting any other lawful means of giving notice, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to Shareholders if it is mailed by prepaid, first class mail to the registered holders of such securities at their respective addresses appearing in the appropriate registers maintained by IAMGold and will be deemed, unless otherwise specified by applicable Law, to have been received on the first business day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail service in Canada or the United States following mailing. In the event of any interruption of mail service in Canada or the United States, the Offeror intends to make reasonable efforts to disseminate the notice by other means such as publication. In the event that post offices are not open for the deposit of mail, or there is reason to believe that there is or could be a disruption in all or any part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is given to the TSX and the AMEX for dissemination through their facilities or if it is published in a newspaper or newspapers of general circulation in Toronto and New York or if it is given to CCN Matthews News Service.

      Unless post offices are not open for the deposit of mail, the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be mailed to registered Shareholders. In addition, the Offeror will use its reasonable efforts to furnish such documents to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the security holder list, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmission to beneficial owners of IAMGold Shares when such list or listing is received.

      Wherever the Offer to Purchase calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been received at one of the offices specified in the Letter of Transmittal.

12. General

      The method of delivery of certificates representing IAMGold Shares and all other documents is at the option and risk of each Shareholder and delivery will be effective only when such documents are actually received by the Depositary. The Offeror recommends that certificates and accompanying Letters of Transmittal be delivered by hand to the Depositary and that a receipt be obtained for their deposit. If the documents are mailed, the Offeror recommends that registered mail with return receipt or acknowledgement of receipt be used and that proper insurance be obtained.

      Shareholders whose IAMGold Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those IAMGold Shares under the Offer.

      No fee or commission will be payable by a Shareholder who delivers IAMGold Shares directly to the Depositary. See Section 18 of the Circular, “Financial Advisor, Dealer Manager, Depositary and Information Agent”.

      The Offeror reserves the right to permit a Shareholder to accept the Offer in a manner other than as set out above.

      All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any IAMGold Shares deposited under the Offer, including the propriety and effect of the execution of the Letter of Transmittal will be determined by the Offeror in its sole discretion, and depositing holders of IAMGold Shares agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form, or which, in the opinion of counsel, it may be unlawful to accept under the Laws of any jurisdiction. The Offeror’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding. There shall be no obligation on the Offeror, the Depositary, or any other Person to give notice of any defect or irregularity in acceptance and no liability shall be incurred by any of them to any Person for failure to give such notice.

      The deposit of IAMGold Shares pursuant to the procedures described in this Offer to Purchase will constitute a binding agreement between the depositing Shareholder and the Offeror and such agreement shall be subject to the conditions of the Offer and include representations and warranties of the depositing Shareholder that: (i) such person has full power and authority to deposit, sell, assign and transfer the IAMGold Shares being deposited; (ii) such person owns the IAMGold Shares being deposited; (iii) the deposit of such IAMGold Shares complies with applicable securities Laws; and (iv) when such IAMGold Shares are taken up and paid for by the Offeror, in accordance with the Offer, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities.

13. Other Terms of the Offer

      No broker, dealer or other person has been authorized to give any information or to make any representation or warranty on behalf of the Offeror other than as contained in the Offer to Purchase and Circular and the prospectus included in the U.S. Registration Statement on SEC Form S-4, and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized.

      The provisions of the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer to Purchase, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer to Purchase.

      The Offeror reserves the right to transfer or assign to one or more of its affiliates the right to purchase all or any portion of the IAMGold Shares deposited pursuant to the Offer.

      The Offer and all contracts resulting from the acceptance thereof shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein.

      This document does not constitute an offer to sell or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor is the document being mailed to, nor will deposits be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction.

      The Offer to Purchase, together with the documents forming part of the Offer to Purchase, constitute the take-over bid circular required under applicable Canadian provincial securities legislation with respect to the Offer to Purchase.

Dated: June 9, 2004

GOLDEN STAR RESOURCES LTD.

Signed	Peter Bradford

President and Chief Executive Officer

CIRCULAR

      This Circular is supplied by the Offeror with respect to the accompanying Offer to Purchase. The terms and provisions of the Offer to Purchase are incorporated into and form part of this Circular and Shareholders should refer to the Offer to Purchase for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Annex A (Information Concerning Golden Star) and Annex B (Golden Star Pro Forma Financial Statements) also form a part of this Circular. Capitalized words and terms used in this Circular but not defined herein shall have the meanings given to them above under the heading “Definitions” at the front of the Offer to Purchase.

1.	Golden Star

      Golden Star is an international gold mining and exploration company, focused primarily on mining, mine development and exploration in Ghana, West Africa. Golden Star produced 174,315 ounces of gold in 2003 at a cash operating cost of $166 per ounce, and 47,202 ounces in the first quarter of 2004 at a cash operating cost of $181 per ounce. Golden Star expects to produce from 185,000 to 210,000 ounces in 2004 at a cash operating cost of $200 to $225 per ounce.

      Golden Star owns 90% interests in two operating properties in Ghana, the Bogoso/ Prestea open pit mine and related properties and the Wassa project. Golden Star operates the Bogoso/Prestea mine, with ore mined at the Prestea property being processed at the Bogoso processing plant. To date, Bogoso/Prestea has produced all of Golden Star’s gold since Golden Star became a gold producer upon the purchase of the Bogoso mine. Golden Star commenced development of the Wassa mine in mid-2003. Golden Star expects to begin commercial production in the third quarter of 2004 by milling material from the existing heap leach pads, possibly supplemented by higher grade ore from the open pit mine, with full production from the open pit mine anticipated in early 2005. Golden Star also owns a managing interest in the currently inactive Prestea Underground Mine in Ghana. As part of our $21 million 2004 exploration program, Golden Star plans to spend $6.6 million in exploration underground as part of its effort to determine whether the underground mine can be reactivated on a profitable basis.

      Golden Star also holds interests in gold exploration properties in Ghana, Sierra Leone, Mali, Suriname and French Guiana.

      For the fiscal year ended December 31, 2003, Golden Star had revenues of approximately $64 million. Golden Star had net assets as at that date of approximately $198 million, with working capital of approximately $97 million. As at June 8, 2004, Golden Star’s market capitalization was approximately $639 million.

      Golden Star is a reporting issuer or the equivalent in all provinces and territories of Canada and the United States and files its continuous disclosure documents with the Canadian securities regulatory authorities and the SEC. Such documents are available at www.sedar.com and at www.sec.gov.

      Golden Star’s principal place of business is located at 10901 W. Toller Drive, Littleton, Colorado, 80127-6312, U.S.A., telephone number (303) 830-9000.

Authorized and Outstanding Share Capital

      The authorized share capital of Golden Star consists of an unlimited number of common shares and an unlimited number of first preferred shares issuable in series. As of June 8, 2004, there were 138,646,013 common shares issued and outstanding and no first preferred shares issued and outstanding.

      Assuming that all of the IAMGold Shares that are issued and outstanding as of June 4, 2004 (and all IAMGold Shares issuable upon exercise of Options that are in-the-money at that date) are tendered to the Offer and that the Offeror takes up and pays for such IAMGold Shares under the Offer, Golden Star will issue 171,656,719 Golden Star Shares.

Price Range and Trading Volumes of Golden Star Shares

      The Golden Star Shares are listed and posted for trading on the TSX under the symbol “GSC” and the AMEX under the symbol “GSS”.

      The following table sets forth, for the periods indicated, the reported high and low prices and the aggregate volume of trading of the Golden Star Shares on the TSX and the AMEX:

	TSX			AMEX(1)

			Average			Average
			Daily			Daily
Calendar Period	High	Low	Volume	High	Low	Volume

	(Cdn.$)	(Cdn.$)		($)	($)
2002
1st Quarter	2.90	0.86	122,687	1.90	0.54	513,305
2nd Quarter	3.58	1.70	254,110	2.42	1.05	1,158,610
3rd Quarter	2.70	1.34	270,578	1.80	0.84	609,209
4th Quarter	2.90	1.66	138,392	1.90	1.04	460,280
2003
1st Quarter	3.49	2.25	247,056	2.29	1.54	784,600
2nd Quarter	3.77	2.43	276,110	2.80	1.68	753,228
3rd Quarter	6.15	3.42	627,885	4.53	2.46	1,569,970
4th Quarter	10.77	5.10	628,393	8.30	3.77	2,343,212
2004
1st Quarter	9.68	6.56	632,479	7.46	5.05	2,755,482
April	9.53	6.02	529,918	7.26	4.35	3,876,410
May	7.47	5.41	883,535	5.45	4.26	2,406,170
June (to June 8)	6.91	6.04	1,268,298	5.05	4.44	1,619,433

Note: Source for data in table is Reuters.

(1)	At the beginning of 2001, the Golden Star Shares were listed on the AMEX under the trading symbol “GSR.” The Golden Star Shares were de-listed from the AMEX on January 26, 2001, and immediately began trading on the OTC Bulletin Board under the symbol “GSRSF.” The Golden Star Shares were relisted on the AMEX effective June 19, 2002 under the trading symbol “GSS.” Data for the period from January 26, 2001 to June 18, 2002 reflects trading on the OTC Bulletin Board.

     Golden Star announced its proposed business combination with IAMGold on May 27, 2004. On May 27, 2004, the closing price of the Golden Star Shares on the TSX and the AMEX was Cdn.$7.24 and $5.31, respectively. The weighted average closing price of the Golden Star Shares on the TSX and the AMEX for the 60 trading days ending on May 27, 2004 was Cdn.$7.42, and $5.65, respectively. On June 8, 2004, the closing price of the Golden Star Shares on the TSX and the AMEX was Cdn.$6.20 and $4.61, respectively.

Further Information Regarding Golden Star

      Further information with respect to Golden Star is set forth in Annex A (Information Concerning Golden Star) and Annex B (Golden Star Pro Forma Financial Statements), which are incorporated into and form part of this Circular. Annex A incorporates by reference certain documents previously filed by the Offeror including without limitation the Annual Report of the Offeror on Form 10-K and the audited annual consolidated financial statements and unaudited financial statements of the Offeror. Copies of these documents can be found at www.sedar.com and www.sec.gov.

2.	IAMGold

Corporate Overview

      IAMGold is a growth-oriented, intermediate gold mining, exploration and development company with interests in mining rights as follows:

(a)	an indirect 38% interest in La Société d’Exploitation des Mines d’Or de Sadiola S.A., the owner of the mining rights for the mining permit area in Mali on which the Sadiola gold mine is located;

(b)	an indirect 50% interest in Sadiola Exploration Limited which holds an 80% interest in Yatela Exploitation Company Limited, the owner of the mining rights for the mining permit area in Mali on which the Yatela gold mine is located;

(c)	an indirect 18.9% interest in Gold Fields Ghana Limited, the holder of the mineral rights to the Tarkwa concession in Ghana on which the Tarkwa gold mine is located;

(d)	an indirect 18.9% interest in Abosso Goldfields Limited, the holder of the mineral rights to the Damang concession, which is contiguous with the Tarkwa concession in Ghana and on which the Damang gold mine is located;

(e)	a 1% royalty on the Diavik diamond property located in the Northwest Territories, Canada; and

(f)	a 0.72% net smelter return royalty on the Williams mine located in Ontario, Canada.

      IAMGold also holds a portfolio of other active and inactive royalty interests on mineral properties located in the Americas and Africa and a number of exploration properties in West Africa, South America and Canada.

      According to IAMGold’s financial statements, for the fiscal year ended December 31, 2003, IAMGold had revenue of approximately $101.1 million (of which approximately $96.6 million were revenues derived from gold sales and the remainder from royalties) and net earnings of approximately $15 million.

      For the three months ended March 31, 2004, IAMGold had revenues of approximately $27.6 million (of which approximately $26.1 million were revenues derived from gold sales and $1.5 million were revenues derived from royalties) and net earnings of approximately $5.9 million.

      IAMGold is a reporting issuer or the equivalent in all provinces and territories of Canada and files its continuous disclosure documents with the Canadian securities regulatory authorities and the SEC. Such documents are available at www.sedar.com and www.sec.gov.

Authorized and Outstanding Share Capital

      IAMGold is authorized to issue an unlimited number of IAMGold Shares, an unlimited number of First Preference Shares and an unlimited number of Second Preference Shares. As of June 4, 2004, (i) 145,551,179 IAMGold Shares (excluding IAMGold Shares issuable upon the exercise of outstanding Options) were issued and outstanding; and (ii) Options to acquire up to a maximum of 5,978,200 IAMGold Shares were outstanding. In addition, as at April 28, 2004, certain officers of IAMGold held restricted share awards for an additional 22,173 IAMGold Shares to be issued over a three-year period.

      Each IAMGold Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each IAMGold Share entitles the holder thereof, subject to the prior rights of the holders of the First Preference Shares and the Second Preference Shares, to receive any dividends declared by the directors of IAMGold and the remaining property of IAMGold upon dissolution.

Price Range and Trading Volume of IAMGold Shares

      The IAMGold Shares are listed and posted for trading on the TSX under the symbol “IMG” and the AMEX under the symbol “IAG”. The following table sets forth, for the periods indicated, the reported high and low sale prices and the aggregate volume of trading of the IAMGold Shares on the TSX and the AMEX:

	TSX			AMEX (1)

			Average			Average
			Daily			Daily
Calendar Period	High	Low	Volume	High	Low	Volume

	(Cdn.$)	(Cdn.$)		($)	($)
2002
1st Quarter	5.77	4.01	168,942	—	—	—
2nd Quarter	8.75	5.25	338,582	—	—	—
3rd Quarter	7.19	4.01	204,136	—	—	—
4th Quarter	7.85	4.86	283,724	5.50	3.20	118,938
2003
1st Quarter	8.24	5.43	747,100	5.40	3.70	194,797
2nd Quarter	7.70	5.70	540,274	5.82	3.82	213,113
3rd Quarter	9.00	6.40	762,179	6.65	4.64	360,784
4th Quarter	10.99	8.05	612,265	8.45	5.95	379,902
2004
1st Quarter	9.95	8.04	719,289	7.76	6.19	417,642
April	9.78	8.51	5,248,270	7.43	6.40	1,207,148
May	9.43	8.25	2,703,741	7.23	6.22	908,330
June (to June 8)	8.70	6.47	4,554,542	6.61	4.75	1,061,933

Note:	Source for data in table is Reuters.

(1)	The IAMGold Shares began trading on the AMEX on December 2, 2002.

     Golden Star announced its proposed business combination with IAMGold on May 27, 2004. On May 27, 2004, the closing price of the IAMGold Shares on the TSX and the AMEX was Cdn.$7.38 and $5.43, respectively. The weighted average closing price of the IAMGold Shares on the TSX and the AMEX for the 60 trading days ending on May 27, 2004 was Cdn.$7.62, and $5.71, respectively. On June 8, 2004, the closing price of the IAMGold Shares on the TSX and the AMEX was Cdn.$7.20 and $5.42, respectively.

3.	Background to the Offer

      Golden Star first discussed a possible business combination with IAMGold in September 2003. Joseph Conway, President and Chief Executive Officer of IAMGold, and Peter Bradford, President and Chief Executive Officer of Golden Star, met in Denver, Colorado, during a gold conference held in Denver from September 22 through September 24, 2003. In addition, there were meetings among Allan Marter, Senior Vice President and Chief Financial Officer of Golden Star; Bruce Higson-Smith, Vice President, Corporate Development of Golden Star; and Grant Edey, Chief Financial Officer of IAMGold. At these meetings, the participants engaged in preliminary discussions regarding the possibility of a business combination of Golden Star and IAMGold, and agreed to exchange certain operating and financial information in order to evaluate whether further discussions should take place.

      Golden Star entered into a confidentiality agreement with IAMGold dated September 25, 2003. In early October, Golden Star and IAMGold exchanged information about their respective properties, reserves, operations, plans and budgets, and financial results. During October and November, representatives of Golden Star and IAMGold analyzed the information received and engaged in occasional due diligence discussions. Mr. Bradford met with Mr. Conway in IAMGold’s offices in Toronto during the week of November 24, 2003. They discussed in general terms various aspects of a possible business combination between Golden Star and IAMGold, including a range of possible commercial terms and issues related to the blending of the boards of directors and executive officers of the two companies. Mr. Bradford and Mr. Conway both expressed their views that it appeared to be possible that Golden Star and IAMGold could negotiate a transaction acceptable to both parties. During meetings held in the week commencing December 1, 2003 at IAMGold’s offices in Toronto, Mr. Higson-Smith reviewed technical documents and financial statements and discussed with Paul Olmsted, Vice President, Corporate Development, of IAMGold, their respective economic models of a proposed transaction. Mr. Higson-Smith also had additional preliminary discussions with Mr. Conway and Mr. Olmsted regarding possible exchange ratios upon which a combination could be based.

      During this period, Golden Star was also considering other potential acquisitions and equity financing opportunities. On December 4, 2003, Mr. Bradford informed Mr. Conway that Golden Star was terminating discussions regarding a possible combination with IAMGold. Mr. Bradford subsequently confirmed the termination of discussions in a letter to Mr. Conway.

      From December 5, 2003 through March 30, 2004, Golden Star completed an equity financing and continued to consider other acquisition alternatives. Mr. Bradford and Mr. Conway spoke twice during this period, in person and by telephone, and each indicated generally his interest in Golden Star and IAMGold recommencing discussions regarding a possible business combination once their annual reporting requirements had been completed. There were no other discussions regarding a business combination between representatives of Golden Star and IAMGold during this period.

      On March 30, 2004, IAMGold announced that it had entered into a pre-merger agreement with Wheaton River, pursuant to which, subject to certain conditions, Wheaton River shareholders would receive 0.55 IAMGold Shares for each common share of Wheaton River. IAMGold and Wheaton River subsequently entered into the IMG/WRM Arrangement Agreement. IAMGold and Wheaton River each announced special meetings of their respective shareholders to be held on June 8, 2004 to consider the proposed transaction.

      Commencing on April 1, and continuing until and after May 27, when Golden Star announced its proposal of a business combination with IAMGold, Golden Star management has received telephone calls and other communications from a number of institutional shareholders of IAMGold, indicating their opposition to the proposed combination of IAMGold and Wheaton River, and suggesting that Golden Star commence an offer for IAMGold Shares.

      On April 6, 2004, the Board of Directors of Golden Star met to discuss the relative merits of two potential transactions, including a possible offer for IAMGold. The Board concluded that it was interested in further investigation of a possible offer for IAMGold. The Board appointed a Special Committee composed of Messrs. David Fagin, Lars-Eric Johansson and Ian MacGregor, each an independent director. The Special Committee was authorized to instruct and direct Mr. Bradford in possible discussions and negotiations with IAMGold, to retain legal and financial advisors to assist and advise the Special Committee and Mr. Bradford, and to make recommendations to the Board of Directors regarding any possible business combinations. The Board appointed BMO Nesbitt Burns Inc. to provide financial advisory services and Fasken Martineau DuMoulin LLP to provide legal services with respect to a possible transaction with IAMGold, and instructed the Special Committee and Golden Star’s management to evaluate a possible transaction with or bid for IAMGold.

      During the months of April and May 2004, Golden Star’s management, with the assistance of its financial and legal advisors, obtained and analyzed certain publicly available information regarding IAMGold and constructed valuation models of IAMGold and its assets to determine the relative values of IAMGold and Golden Star. Management also worked with its financial and legal advisors to consider various structuring and transaction alternatives for the combination. Management also monitored the reaction of the markets, analysts and IAMGold Shareholders to the IMG/WRM Proposed Transaction, as well as movements in the prices of the Golden Star Shares. Members of the Special Committee engaged in frequent discussions with management and its financial and legal advisors regarding various financial, legal and business issues including pricing, valuations, transaction alternatives and strategic benefits. The Special Committee delivered periodic written updates to the Board regarding these matters during April.

      The Board met with management to review management’s progress in analysis, valuations and proposed structuring and transaction alternatives on April 22 and April 27, and at its regularly scheduled meetings on April 29 and May 19. The financial and legal advisors participated in the April 22 Board meeting, and the financial advisors participated in the April 27 meeting. At the May 19, 2004 Board meeting, the Special Committee was dissolved.

      On May 20, 2004, BMO Nesbitt Burns advised Golden Star that it had, through its relationship with a third party, become aware that Coeur d’Alene was considering a proposal to Wheaton River. Mr. Bradford and Dennis Wheeler, the Chairman and Chief Executive Officer of Coeur d’Alene, spoke later that day. Mr. Wheeler confirmed Coeur d’Alene’s interest in Wheaton River and that its board of directors was considering a proposal to Wheaton River. Mr. Bradford confirmed Golden Star’s interest in IAMGold subject to the finalization of its valuation analysis. Between May 20, 2004 and May 26, 2004, the companies’ financial advisors discussed certain matters related to a possible business combination transaction and issues related to the break fee clause in the IMG/WRM Arrangement Agreement. In that discussion and in a subsequent discussion on May 26, Mr. Wheeler and Mr Bradford discussed the impact of the break fee clause in the IMG/WRM Arrangement Agreement and agreed to a net payment of $26 million that would be paid by Coeur d’Alene to Golden Star if both parties were ultimately successful in their independent bids for IAMGold and Wheaton River.

      On May 26, 2004, the Board of Directors met with management and its financial and legal advisors to discuss a possible proposal for a business combination with IAMGold. The Board discussed the terms and conditions on which a proposal might be made, and instructed management and its financial and legal advisors to prepare a letter to IAMGold’s Chief Executive Officer regarding a proposal.

      On May 27, 2004 the Board of Directors met again with management and its financial and legal advisors and reviewed, discussed and approved the proposal to IAMGold and the related terms and conditions. Also on May 27, 2004, Golden Star entered into an agreement with Coeur d’Alene regarding the payment of break fees under the IMG/WRM Arrangement Agreement as previously described. For more information regarding this agreement, see “Pre-Offer Agreement with Coeur d’Alene”.

      After the close of markets on May 27, 2004, Mr. Bradford met Mr. Conway and Larry Phillips, Vice President, Corporate Affairs and Corporate Secretary of IAMGold, together with financial and legal advisors, at the offices of IAMGold. Mr. Bradford advised Mr. Conway that Golden Star was proposing a business combination with IAMGold under which IAMGold Shareholders would be offered 1.15 Golden Star Shares for each IAMGold Share, a premium of 13% over the IAMGold Share price, based on the last sales prices on the TSX on May 27, 2004.

      Mr. Bradford further advised Mr. Conway that a formal offer by Golden Star would be conditional, among other things, on Golden Star having had an opportunity to perform confirmatory due diligence on IAMGold (which could be completed quickly once Golden Star received full access to necessary materials) and receiving appropriate support from IAMGold’s directors and shareholders. Mr. Bradford requested a list of IAMGold Shareholders and the opportunity to meet with the board of directors of IAMGold at its earliest convenience to discuss the proposed combination and its benefits for IAMGold Shareholders.

      Golden Star announced its proposal for a business combination with IAMGold by press release on May 27, 2004. Coeur d’Alene issued a press release on May 27, 2004 announcing its proposal to make an offer for the shares of Wheaton River. On May 28, 2004, Golden Star held a conference call for investors and other members of the public to discuss its proposal. Management and its financial advisors began conducting discussions and meetings with investors to assess shareholder support for the Golden Star proposal, and have continued to do so.

      Following telephone conversations between Mr. Bradford and each of Mr. Conway and Mr. Gordon Bogden (a director of IAMGold) on May 28 and May 30, 2004 and delivery to the IAMGold directors of a letter from Mr. Bradford on May 31, 2004, each requesting an opportunity for Mr. Bradford to meet with the IAMGold directors to present Golden Star’s proposal, Mr. Bradford and a financial advisor made a presentation on May 31, 2004 to IAMGold’s board of directors. IAMGold issued a press release on May 31 announcing that it did not intend to pursue a business combination with Golden Star and confirming its recommendation that its shareholders vote for the Wheaton River transaction.

      On June 1, 2004, Golden Star issued a press release reaffirming the merits of its proposal to IAMGold, noting positive market response to its proposal, and indicating that the IMG/WRM Arrangement Agreement may have inappropriately restricted the IAMGold board’s ability to consider alternative proposals. Also on June 1, Golden Star received a list of IAMGold Shareholders accompanied by a letter from IAMGold’s legal counsel. The letter requested details of Golden Star’s proposed use of the shareholder list and alleged that the making of an offer by Golden Star would breach the “standstill” terms of the September 25, 2003 confidentiality agreement. IAMGold advised that it would seek appropriate remedies for any non-compliance with such provisions.

      After further correspondence between legal counsel to Golden Star and IAMGold failed to resolve this issue, Golden Star applied to the Ontario Superior Court of Justice for a declaration confirming Golden Star’s interpretation that Golden Star’s making an offer to IAMGold shareholders would not breach the confidentiality agreement. In addition, Golden Star sought an order enjoining the IAMGold Meeting to provide for a court determination and for Shareholders to assess a formal offer from Golden Star. Golden Star announced its application to the Court in a press release on June 2, 2004 and announced on June 4, 2004 that the Court would hear its application on June 7, 2004.

      Golden Star’s application was heard on Monday, June 7, 2004 by Madam Justice Hoy. An application commenced by certain shareholders of IAMGold who sought similar relief was also heard by Madam Justice Hoy. Wheaton River brought motions to the Court to intervene in both applications, which motions were granted by the Court. The Court reserved its decision until June 8, 2004. On that date Her Honour delivered oral reasons for the decision. Madam

Justice Hoy declared that the terms of the confidentiality agreement do not prohibit Golden Star from making an offer. The Court also granted the relief requested by the shareholder applicants to postpone the IAMGold Meeting until June 29, 2004.

      On June 8, 2004, the shareholders of Wheaton River approved the IMG/WRM Proposed Transaction.

Reasons for the Proposed Combination

      Golden Star believes that the combination of Golden Star and IAMGold is a unique opportunity to create an intermediate gold producer with a portfolio of profitable gold mining operations, development projects and exploration properties in West Africa. Golden Star believes that West Africa is host to one of the world’s most geologically prospective areas for future gold discoveries and development of large, low cost mining operations. Golden Star believes that the combination of Golden Star and IAMGold will produce the following valuable benefits:

      Leading intermediate gold producer. The combined company would have gold production of approximately 800,000 ounces per year commencing in 2005, annual revenues of approximately $300 million at a gold price of $375 per ounce. Commencing in 2006, following completion of current development projects, the combined company would have estimated net free cash flow (after capital expenditures and exploration expense) in excess of $100 million per year. The combined company would have the largest reserve and resource base among intermediate producers, with approximately 7.3 million ounces of gold reserves and an additional 90 million tonnes of measured and indicated resources at an average grade of 1.6 grams per tonne. The new company would have significant potential to increase its resources and convert resources to reserves, particularly in Golden Star’s properties in Ghana.

      Substantial cost savings. It is estimated that the combined company would achieve annual savings of approximately $8 million per year commencing in 2005, primarily through a combination of corporate overhead cost reductions and rationalization of the two companies’ exploration programs.

      Financial strength. On a pro forma basis, the combined company would have a strong, liquid balance sheet, with approximately $185 million (assuming a break-fee of $23 million is paid to Wheaton River) in cash, cash equivalents and bullion, with total long-term debt of approximately $12 million and sufficient cash flow to fund currently planned development activities. Golden Star’s financial strength would provide excellent access to capital and an enhanced ability to expand the company’s portfolio of gold mines, development projects and exploration properties.

      Portfolio of West African gold mines. Golden Star and IAMGold are both gold producing companies focused on West Africa. Golden Star’s Bogoso/ Prestea operation and Wassa development project, expected to commence production in the third quarter of 2004, are both in Ghana. IAMGold is also an established gold producer with mature production and cash flows from its minority interest in four large mines in West Africa, including the world-class Tarkwa and Sadiola mines in Ghana and Mali, respectively.

      Management strength. The Golden Star management team would bring to the combined company many years of hands-on operating and project development experience in Ghana and other parts of West Africa and Africa, with strong credibility in the capital markets.

      Stronger presence in West Africa. As a result of the proposed combination, Golden Star would emerge as the predominant intermediate gold mining company active in West Africa. With Golden Star’s extensive operating, project development and exploration experience and financial strength, Golden Star would have the opportunity to increase its portfolio by acquiring additional properties and by becoming the partner of choice for junior gold explorers in the region. Golden Star believes that it would have greater flexibility than the senior gold companies active in West Africa in the pursuit of growth opportunities.

      Increased geological understanding. The knowledge base established by IAMGold’s past activity in West Africa, combined with Golden Star’s own ongoing and active exploration program, is expected to result in a widespread geological understanding in West Africa. Golden Star believes that this will provide unique potential for organic growth for Golden Star to capitalize on with its in-house project development and operational skills.

      Increased competitiveness. With its financial and management strength, enhanced geological understanding and significant presence in West Africa, the combined company would have increased ability to compete for world-class gold projects in the region.

      Increased market profile. The combined company would have a market capitalization of approximately $1.4 billion based on the last trading prices of our respective shares on June 8, 2004. Due to the increased market capitalization, the shares of the combined company would be eligible investments for additional potential institutional investors internationally. Most of Golden Star’s trading activity is on the AMEX, and most of IAMGold’s trading activity is on the TSX. The combined company should achieve an excellent balance of capital markets participation across the U.S.-Canadian border, with anticipated daily trading volumes of from $25 to $30 million per day.

Pre-Offer Agreement with Coeur d’Alene

      A break fee is payable by IAMGold to Wheaton River if the IMG/WRM Arrangement Agreement is terminated in the following events: (i) Wheaton River terminates the IMG/WRM Arrangement Agreement if an acquisition proposal is determined by IAMGold’s directors to be a “Superior Proposal”, as such term is defined in the IMG/WRM Arrangement Agreement, and the directors of IAMGold withdraw or modify their recommendation of the IMG/WRM Proposed Transaction or approve, recommend or enter into any agreement with respect to the Superior Proposal; (ii) IAMGold terminates the IMG/WRM Arrangement Agreement on the basis that another acquisition proposal is a Superior Proposal (after having given Wheaton River the opportunity to match the offer); (iii) if an acquisition proposal is not withdrawn prior to the IAMGold Meeting and the Shareholders of IAMGold do not approve the IMG/WRM Proposed Transaction (and the IMG/WRM Arrangement Agreement is terminated on that basis) and IAMGold completes the business combination with the person who proposed the acquisition proposal within 9 months from the date of termination of the IMG/WRM Arrangement Agreement; or (iv) IAMGold’s Shareholders do not approve the IMG/WRM Proposed Transaction and certain other matters on or before July 22, 2004. Similarly, a break fee is payable by Wheaton River to IAMGold in the event the IMG/WRM Arrangement Agreement is terminated in analogous circumstances relating to Wheaton River other than in (iv) above. The break fee payable is equal to 3% of the market capitalization of the paying party.

      In accordance with the terms of an agreement between Golden Star and Coeur d’Alene, the parties agreed to net the potential break fees payable under the IMG/WRM Arrangement Agreement such that if both Golden Star and Coeur d’Alene complete their proposed combinations with IAMGold and Wheaton River, respectively, Coeur d’Alene or Wheaton shall pay to IAMGold a fee of $26 million in lieu of either party paying a break fee.

      On June 8, 2004, the shareholders of Wheaton River approved the business combination contemplated by the IMG/WRM Arrangement Agreement. As a result of this approval, it is less likely that Golden Star, through its ownership of IAMGold if the Offer is completed, will receive a break fee and IAMGold may be obligated to pay the break fee referred to above. Golden Star estimates the break fee payable by IAMGold to be approximately $23 million.

4.   Purpose of the Offer and Golden Star’s Plans for IAMGold

Purpose of the Offer

      The purpose of the Offer is to enable the Offeror to acquire beneficial ownership of all of the IAMGold Shares. The effect of the Offer is to give to all Shareholders the opportunity to receive the Offered Consideration in respect of their IAMGold Shares. The Offered Consideration represents a 12.8% premium over the Cdn.$7.38 per share closing price of the IAMGold Shares on the TSX on May 27, 2004 (being the last day of trading prior to the announcement of the proposed business combination with IAMGold) and a 12.0% premium to the volume-weighted average trading price of the IAMGold Shares on the TSX for the 60 days prior to the announcement of the proposed business combination.

      If the Offeror takes up and pays for the IAMGold Shares validly deposited under the Offer, the Offeror intends to exercise its statutory right, if available, to acquire all the IAMGold Shares not deposited under the Offer or, if such statutory right of acquisition is not available, the Offeror intends to cause a meeting of Shareholders to be held to consider an amalgamation, statutory arrangement, capital reorganization or other transaction whereby the Offeror will acquire any IAMGold Shares not deposited under the Offer. See Section 5 of the Circular, “Acquisition of Shares Not Deposited”.

      If permitted by applicable Law, subsequent to the completion of the Offer and, if necessary, any Compulsory Acquisition or any Subsequent Acquisition Transaction (as defined below), the Offeror intends to delist the IAMGold Shares from the TSX and the AMEX and, where applicable, to cause IAMGold to cease to be a reporting issuer. See Section 13 of the Circular, “Effect of the Offer on the Market for and Listing of the IAMGold Shares”.

Plans for Golden Star and IAMGold Following the Completion of the Offer

      Golden Star’s focus has been to acquire holdings in Ghana in areas from which significant amounts of gold have historically been produced and where Golden Star believes there are excellent opportunities for the discovery of additional gold. More recently, Golden Star has expanded its focus to include exploration for new gold discoveries in new prospective areas, in southeast Mali and in Sierra Leone.

      Following the acquisition of IAMGold, Golden Star would emerge as a dominant intermediate size gold producer with strong, diversified cash flow from six operations in Ghana and Mali and a royalty portfolio. Golden Star would have continuing production growth in 2004 and 2005 as Wassa begins operations, production at Bogoso/ Prestea increases and the Tarkwa expansion is completed. Golden Star expects to fund the current development projects of the combined company primarily from free net cash flow, preserving and growing the combined treasury of approximately $185 million (assuming Golden Star pays a $23 million break fee) to enable it to respond quickly to attractive growth opportunities.

      Golden Star, following the acquisition, would continue to have its operations and immediate development and exploration activities concentrated in West Africa, a part of the world where Golden Star believes there is excellent potential for new gold discoveries and the development of new gold mines. The fact that three of the top four gold producers have significant operations in the region supports this view.

      As the dominant intermediate gold producer in this region, with substantial cash flow from existing operations, Golden Star should be a leader in the exploration for new gold discoveries and in the acquisition of existing gold projects. Golden Star already has operating credibility in this region. Golden Star intends to be the partner of choice for junior companies operating in West Africa, several of which have advanced exploration or development stage projects but do not possess project development or operating expertise. Golden Star would have sufficient cash and cash flow to be a partner of choice for senior companies and to take advantage of the acquisition opportunities presented by senior gold company dispositions.

      In West Africa, local experience and knowledge is crucial. Golden Star has extensive experience in Ghana, and has begun to develop its knowledge of Sierra Leone and Mali. IAMGold explored actively in West Africa during the early to mid 1990s, and Golden Star expects its exploration efforts to benefit substantially from the combination of the two companies.

Business Combination Risks

      The combination of Golden Star with IAMGold is subject to certain risks, including the following:

The Golden Star Shares issued in connection with the Offer may have a market value lower than expected.

      Golden Star is offering to pay 1.15 Golden Star Shares for each IAMGold Share tendered to the Offer and not withdrawn. Based on the closing prices of the IAMGold Shares and Golden Star Shares on the TSX on May 27, 2004, the date the proposal for a business combination was made, this represents a premium of 12.8% to IAMGold shareholders. If the market price of Golden Star Shares declines and/or if the market price of IAMGold Shares increases, the value of the consideration received by IAMGold Shareholders will decline as well. For example, during the twelve month period ending on June 8, 2004 (the most recent practicable date prior to the date of this Circular), the closing price of Golden Star Shares on the TSX varied from a low of Cdn.$2.81 to a high of Cdn.$10.77 and ended that period at Cdn.$6.20. Variations like these may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Golden Star, market assessments of the likelihood the Offer will be consummated, regulatory considerations, general market and economic conditions and other factors over which Golden Star has no control.

Golden Star has not been given an opportunity to verify the reliability of the information regarding IAMGold included in, or which may have been omitted from, this Circular.

      In respect of information relating to IAMGold presented in, or due to lack of information omitted from, this Offer and Circular, including all IAMGold financial information, we have relied exclusively upon publicly available information. Any inaccuracy in IAMGold’s publicly available information, or in the information about IAMGold contained in this Offer and Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the two companies or adversely affect the operational plans of the combined company and its results of operations and financial condition.

Change of control provisions in IAMGold’s agreements triggered upon the acquisition of IAMGold may lead to adverse consequences.

      IAMGold may be a party to agreements that contain change of control provisions that may be triggered following completion of the Offer since Golden Star will hold IAMGold Shares representing a majority of the voting rights of IAMGold. The operation of these change of control provisions, if triggered, could result in unanticipated expenses following the consummation of the Offer or adversely affect the operations of IAMGold’s joint ventures, which are its primary source of revenue. Unless these change of control provisions are waived by the other party, the operation of any of these provisions could adversely affect the operations and financial condition of the combined company.

If Golden Star acquires IAMGold, IAMGold may be required to pay a break fee of approximately $23 million.

      Under the IMG/WRM Arrangement Agreement, one or both parties may be required to pay break fees to the other if the IMG/WRM Arrangement Agreement is terminated certain circumstances. Golden Star has agreed with Coeur d’Alene who has proposed a business combination with Wheaton River that, if Golden Star has combined with IAMGold and Coeur d’Alene combines with Wheaton River, Coeur d’Alene or Wheaton River will pay Golden Star $26 million in lieu of any break fees that would otherwise be payable by IAMGold or Wheaton River. On June 8, 2004, shareholders of Wheaton River voted to approve the IMG/WRM Proposed Transaction. It is unclear what effect that action will have on the proposed business combination between Coeur d’Alene and Wheaton River. If Golden Star combines with IAMGold and a break-fee is payable by IAMGold, but Coeur d’Alene does not combine with Wheaton River, Golden Star and IAMGold would be required to pay approximately $23 million to Wheaton River. There can be no assurance that Coeur d’Alene will combine with Wheaton River, or that Golden Star will not be required to pay a $23 million break fee. It is assumed in the pro forma consolidated financial statement attached to this Offer and Circular that Golden Star will pay $23 million to Wheaton River.

The integration of Golden Star and IAMGold may not occur as planned.

      The Offer has been made with the expectation that its successful completion will result in increased earnings and cost savings by taking advantage of the synergies of consolidation and enhanced growth opportunities of the combined company. These anticipated benefits will depend in part on whether Golden Star’s and IAMGold’s operations can be integrated in an efficient and effective manner. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined company have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees.

Failure to retain key employees of IAMGold could adversely affect Golden Star after the Offer.

      The performance of IAMGold’s operations after completion of the Offer could be adversely affected if the combined company cannot retain selected key employees to assist in the integration of IAMGold and Golden Star. If the combined company does not retain certain of IAMGold’s key employees, or if key executives exercise their rights to terminate their employment agreements following completion of the Offer, based on IAMGold’s public disclosure, Golden Star believes that IAMGold would be required to pay severance payments of up to approximately Cdn.$3 million.

After the consummation of the Offer, IAMGold would become a majority-owned subsidiary of Golden Star and Golden Star’s interest could differ from that of the Shareholders.

      After the consummation of the Offer, Golden Star would have the power to elect the directors, appoint new management, approve certain actions requiring the approval of IAMGold Shareholders, including adopting certain amendments to IAMGold’s constating documents and approving mergers or sales of IAMGold’s assets. In particular, after the consummation of the Offer, Golden Star intends to exercise its statutory right, if available, to acquire all of the IAMGold Shares not deposited under the Offer, or, if such statutory right of acquisition is not available, to integrate IAMGold and Golden Star, by merger or other transaction whereby the operations of IAMGold and Golden Star are combined. Golden Star’s interests with respect to IAMGold may differ from those of any remaining minority Shareholders.

The exchange of IAMGold Shares pursuant to the Offer may be taxable for U.S. holders.

      Golden Star will endeavour to cause the exchange of IAMGold Shares pursuant to the Offer to be treated as an exchange made pursuant to a reorganization for U.S. income tax purposes. If reorganization treatment applies to the exchange, a U.S. holder who exchanges IAMGold Shares and owns, immediately after the exchange, less than 5% of Golden Star (by voting power and value, directly and by attribution) will generally not recognize a capital gain or capital loss for U.S. tax purposes on the receipt of Golden Star Shares for IAMGold Shares, except with respect to cash received in lieu of a fractional share. If reorganization treatment does not apply to the exchange, the U.S. holder will generally be required to recognize a capital gain or loss. There can be no assurance that reorganization treatment will apply to the exchange.

Golden Star has not paid dividends in the past.

      Golden Star has not previously paid dividends on the Golden Star Shares. Although Golden Star may pay dividends in the future, there can be no assurance that Golden Star will do so.

      For additional risk factors relating to Golden Star’s business and operations generally, see “Annex A — Information Concerning Golden Star — Risk Factors”.

5.   Acquisition of Shares Not Deposited

Compulsory Acquisition

      If, within 120 days after the date hereof, the Offer has been accepted by the holders of not less than 90% of the issued and outstanding IAMGold Shares, other than IAMGold Shares held at the date of the Offer by or on behalf of the Offeror and its affiliates and associates (as such terms are defined in the CBCA), and the Offeror acquires such deposited IAMGold Shares under the Offer, the Offeror currently intends to acquire the IAMGold Shares not deposited under the Offer on the same terms as the IAMGold Shares acquired under the Offer pursuant to the provisions of section 206 of the CBCA (a “Compulsory Acquisition”).

      To exercise such statutory right, the Offeror must give notice (the “Offeror’s Notice”) to each Shareholder who did not accept the Offer (and each person who subsequently acquires any such IAMGold Shares) (in each case, a “Dissenting Offeree”) and to the Director under the CBCA of such proposed acquisition on or before the earlier of 60 days from the date of the termination of the Offer and 180 days from the date of the Offer. Within 20 days of giving the Offeror’s Notice, the Offeror must pay or transfer to IAMGold the consideration the Offeror would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. In accordance with section 206 of the CBCA, within 20 days after receipt of the Offeror’s Notice, each Dissenting Offeree must send the certificates representing the IAMGold Shares held by such Dissenting Offeree to IAMGold, and must elect either to transfer such IAMGold Shares to the Offeror on the terms of the Offer or to demand payment of the fair value of such IAMGold Shares held by such holder. A Dissenting Offeree who does not notify the Offeror within 20 days after the Dissenting Offeree receives the Offeror’s Notice is deemed to have elected to transfer such IAMGold Shares to the Offeror on the same terms that the Offeror acquired IAMGold Shares from Shareholders who accepted the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of such IAMGold Shares, the Offeror may apply to a court having jurisdiction to hear an application to fix the fair value of such IAMGold Shares of such Dissenting Offeree. If the Offeror fails to apply to such court within 20 days after it made the payment or transferred the consideration to IAMGold referred to above, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If there is no such application made by the Dissenting Offeree within such period, the Dissenting Offeree will be deemed to have elected to transfer such IAMGold Shares to the Offeror on the terms that the Offeror acquired IAMGold Shares from Shareholders who accepted the Offer. Any judicial determination of the fair value of the IAMGold Shares could be more or less than the amount paid under the Offer.

      The foregoing is a summary only of the right of Compulsory Acquisition that may become available to the Offeror and is qualified in its entirety by the provisions of section 206 of the CBCA. Section 206 of the CBCA is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of section 206 of the CBCA should consult their legal advisors. See Section 15 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 16 of the Circular, “Certain U.S. Income Tax Considerations”, for a discussion of the tax consequences to Shareholders in the event of a Compulsory Acquisition.

Compelled Acquisition

      If a Shareholder does not receive the Offeror’s Notice, the Shareholder may, within 90 days after the date of the termination of the Offer, or if the Shareholder did not receive the Offer, within 90 days of the later of the date of termination of the Offer and the date on which the Shareholder learns of the Offer, require the Offeror to acquire the Shareholder’s IAMGold Shares on the terms of the Offer (a “Compelled Acquisition”).

      The foregoing is a summary only of the right of Compelled Acquisition that may be available to a Shareholder and is qualified in its entirety by the provisions of section 206.1 of the CBCA. Section 206.1 of the CBCA is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of section 206.1 of the CBCA should consult their legal advisors.

Subsequent Acquisition Transaction

      If the Offeror takes up and pays for IAMGold Shares validly deposited under the Offer and the right of Compulsory Acquisition described above is not available or the Offeror elects not to pursue such right, the Offeror currently intends to cause a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, capital reorganization or other transaction involving IAMGold and the Offeror or an affiliate of the Offeror for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire all IAMGold Shares not acquired pursuant to the Offer (a “Subsequent Acquisition Transaction”). The timing and details of any such transaction will depend on a number of factors, including the number of IAMGold Shares acquired pursuant to the Offer. If the Minimum Tender Condition is satisfied and the Offeror takes up and pays for the IAMGold Shares deposited under the Offer, the Offeror should own sufficient IAMGold Shares to effect such Subsequent Acquisition Transaction. While the Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction would be the same consideration as the consideration offered under the Offer, the consideration offered to holders of IAMGold Shares in a Subsequent Acquisition Transaction could ultimately have a higher or lower value than the value of the Offered Consideration pursuant to the Offer.

      Each type of Subsequent Acquisition Transaction described above would be a “going private transaction” within the meaning of certain applicable Canadian securities legislation and regulations (collectively the “Regulations”), Rule 61-501 and Policy Q-27, if such Subsequent Acquisition Transaction would result in the interest of the Shareholder being terminated without the consent of the Shareholder. In certain circumstances, the provisions of Rule 61-501 and Policy Q-27 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “going private transaction” carried out in accordance with Rule 61-501 or an exemption therefrom and Policy Q-27 or an exemption therefrom, the “related party transaction” provisions of Rule 61-501 and Policy Q-27 would not apply to such transaction. The Offeror intends to carry out any such going private transaction in accordance with Rule 61-501 and Policy Q-27 or exemptions therefrom such that the related party transaction provisions of Rule 61-501 and Policy Q-27 will not apply to the going private transaction.

      The Regulations, Rule 61-501 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a going private transaction is required to prepare a valuation of the IAMGold Shares (and subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the IAMGold Shares a summary of such valuation or the entire valuation. In connection therewith, the Offeror intends to rely on any exemption then available or to seek waivers pursuant to Rule 61-501 and Policy Q-27 from the OSC and AMF, respectively, exempting the Offeror or IAMGold or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction.

      Depending on the nature of the Subsequent Acquisition Transaction, the provisions of the CBCA may require the approval of at least 66 2/3% of the votes cast by holders of the outstanding IAMGold Shares at a meeting duly called and held for the purpose of approving a Subsequent Acquisition Transaction. Rule 61-501 and Policy Q-27 would in effect also require that, in addition to any other required securityholder approval, in order to complete a going private transaction, the approval of a simple majority of the votes cast by “minority” holders of the affected securities must be obtained unless an exemption is available or discretionary relief is granted by the OSC and the AMF. In relation to any Subsequent Acquisition Transaction, the “minority” holders will be, subject to any available exemption or discretionary relief granted by the OSC and the AMF as required, all Shareholders other than the Offeror, the directors and senior officers of the Offeror, any associate or affiliate of the Offeror, any person or company acting jointly or in concert with any of the foregoing persons (other than IAMGold) and any person who is a “related party” of the Offeror as defined by Rule 61-501 and Policy Q-27. Rule 61-501 and Policy Q-27 also provide that the Offeror may treat IAMGold Shares acquired pursuant to the Offer as “minority” shares and to vote them, or to consider them voted, in favour of a Subsequent Acquisition Transaction that is a going private transaction if the consideration for each security in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid pursuant to the Offer. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be the same consideration paid to Shareholders under the Offer and the Offeror intends to cause IAMGold Shares acquired pursuant to the Offer to be voted in favour of such transaction and to be counted as part of any minority approval required in connection with any such transaction.

      In addition, under Rule 61-501 and Policy Q-27, if, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the IAMGold Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if a statutory right to dissent and seek fair value or a substantially equivalent enforceable right is made available to the minority shareholders. If the Offeror decides not to effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction involving IAMGold, or proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional IAMGold Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from IAMGold, or taking no further action to acquire additional IAMGold Shares. Any additional purchases of IAMGold Shares could be at a price greater than, equal to or less than the price to be paid for IAMGold Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all IAMGold Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the terms and the price paid for IAMGold Shares under the Offer.

      Any Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent and demand payment of the fair value of their IAMGold Shares. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting shareholders for their IAMGold Shares. The fair value of IAMGold Shares so determined could be more or less than the amount paid per IAMGold Shares pursuant to the Subsequent Acquisition Transaction or the Offer.

      The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ significantly from the tax consequences to such Shareholder of accepting the Offer. See Section 15 and Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Income Tax Considerations”, respectively. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

6.   Source of Offered Consideration

      Golden Star will issue Golden Star Shares to Shareholders who tender their IAMGold Shares under the Offer. Fractional Golden Star Shares will not be issued. Cash shall be paid to Shareholders only in lieu of any fractional Golden Star Share payable to a Shareholder under the Offer. Golden Star has the necessary funds to make all cash payments to be made to Shareholders under the Offer.

7.   Beneficial Ownership of and Trading in Securities of IAMGold

      No securities of IAMGold, including IAMGold Shares, are owned beneficially, directly or indirectly, nor is control or direction exercised over any securities of IAMGold, by Golden Star or its directors or senior officers or, to the knowledge of such directors and senior officers after reasonable enquiry, by any associate or affiliate of Golden Star or by any associate of a director or senior officer of Golden Star. No person is acting jointly or in concert with Golden Star with respect to the Offer.

      No securities of IAMGold have been traded during the 12-month period preceding the date of the Offer by Golden Star or its directors or senior officers or, to the knowledge of such directors and senior officers after reasonable enquiry, by associates or affiliates of Golden Star or by associates of the directors or senior officers of Golden Star.

      As of June 4, 2004, the partners and associates of Fasken Martineau DuMoulin LLP, counsel to Golden Star, beneficially owned, directly or indirectly, less than 1% of the outstanding Golden Star Shares.

8.   Prior Distributions of IAMGold Shares

      Golden Star is not aware, based on publicly available information, of any distributions of IAMGold Shares since December 9, 2003, other than distributions of IAMGold Shares pursuant to the exercise of Options.

9.   Commitments to Acquire Securities of IAMGold

      Except pursuant to the Offer, neither Golden Star nor any director or senior officer of Golden Star, nor to the knowledge of the directors and senior officers of Golden Star after reasonable enquiry, any associate or affiliate of Golden Star or any associate of any director or senior officer of Golden Star has entered into any commitments to acquire any equity securities of IAMGold.

10.	Arrangements, Agreements or Understandings

      There are no arrangements or agreements made or proposed to be made between Golden Star and any of the directors or senior officers of IAMGold and no payments or other benefits are proposed to be made or given by Golden Star to such directors or senior officers as compensation for loss of office or as compensation for remaining in or retiring from office if the Offer is successful.

11. Acceptance of the Offer

      Golden Star has no knowledge as to whether any Shareholders will accept the Offer.

12. Material Changes and Other Information

      Golden Star is not aware of any information which indicates that any material change has occurred in the affairs of IAMGold since March 31, 2004, the date of the last published interim financial statements of IAMGold, other than as disclosed herein or otherwise publicly disclosed by IAMGold, and Golden Star does not have any knowledge of any other matter that has not previously been generally disclosed and which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

13. Effect of the Offer on the Market for and Listing of IAMGold Shares

      The purchase of IAMGold Shares by the Offeror pursuant to the Offer will reduce the number of IAMGold Shares that might otherwise trade publicly and will reduce the number of holders of IAMGold Shares and, depending on the number of IAMGold Shares acquired by the Offeror, could adversely affect the liquidity and market value of the remaining IAMGold Shares held by the public.

      The rules and regulations of the TSX and the AMEX establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the IAMGold Shares from the TSX and the AMEX. Among such criteria are the number of Shareholders, the number of IAMGold Shares publicly held and the aggregate market value of the IAMGold Shares publicly held. Depending on the number of IAMGold Shares purchased under the Offer, it is possible that the IAMGold Shares would fail to meet the criteria for continued listing on the TSX and the AMEX. If this were to happen, the IAMGold Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such IAMGold Shares. If permitted by applicable Law, subsequent to completion of the Offer or a Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, the Offeror intends to apply to delist the IAMGold Shares from the TSX and the AMEX. If the IAMGold Shares are delisted from the TSX and the AMEX, the extent of the public market for the IAMGold Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of IAMGold Shares publicly held and the aggregate market value of the IAMGold Shares remaining at such time, the interest in maintaining a market in IAMGold Shares on the part of securities firms, whether Golden Star remains subject to public reporting requirements in Canada and the United States and other factors.

      After the purchase of the IAMGold Shares under the Offer, IAMGold may cease to be subject to the public reporting and proxy solicitation requirements of the CBCA and the securities laws of Canada and the United States or may request to cease to be a reporting issuer under the securities laws of such jurisdictions.

14. Regulatory Matters

      The Offeror’s obligation to take up and pay for IAMGold Shares tendered under the Offer is conditional upon all Appropriate Approvals having been obtained on terms satisfactory to the Offeror, acting reasonably. Based upon an examination of the information publicly available relating to IAMGold’s business, the Offeror believes that the Offer will be exempt from review by the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act.

Securities Regulatory Matters

      The distribution of the Golden Star Shares under the Offer is being made pursuant to statutory exemptions from the prospectus qualification and dealer registration requirements under applicable Canadian securities laws and, in certain provinces where such statutory exemptions are not available, the Offeror will apply for exemptive relief from such requirements. While the resale of Golden Star Shares issued under the Offer is subject to restrictions under the securities laws of certain Canadian provinces and territories, Shareholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions and, where such statutory exemptions are not available, the Offeror will apply for exemptive relief from the applicable securities regulatory authorities to the effect that the Golden Star Shares to be issued under the Offer may be resold without a prospectus.

      A Registration Statement on Form S-4 has been filed with the SEC registering the issuance of the Golden Star Shares as required by the U.S. Securities Act. The Golden Star Shares may not be issued until the Registration Statement is declared effective by the SEC. The resale of the Golden Star Shares by non-affiliates (as defined in Rule 144 under the U.S. Securities Act) of Golden Star is not required to be registered in the United States. However, Golden Star Shares acquired by affiliates of Golden Star may be resold only pursuant to a subsequent U.S. registration statement or in accordance with the requirements of Rule 144. In general, an affiliate is an officer or director of Golden Star or a shareholder who beneficially owns more than 10% of the outstanding Golden Star Shares. Affiliates of Golden Star are subject to certain restrictions on the amount of Golden Star Shares which may be resold in any single transaction.

      The Offer is being made in compliance with applicable Canadian rules governing tender offers and is exempt from most of the U.S. tender offer rules.

15. Certain Canadian Federal Income Tax Considerations

General

      In the opinion of Fasken Martineau DuMoulin LLP, counsel to Golden Star, the following is a summary, as of the date hereof, of the principal Canadian federal income tax consequences generally applicable to Shareholders who dispose of their IAMGold Shares pursuant to the Offer and who, for purposes of the Tax Act, hold their IAMGold Shares as capital property, deal at arm’s length and are not affiliated with each of Golden Star and IAMGold at all times up to and including the completion of the Offer, and immediately following completion of the Offer will not, either alone or together with any person with whom the Shareholder does not deal at arm’s length, control Golden Star or beneficially own shares of Golden Star having a fair market value in excess of 50% of the fair market value of all outstanding Golden Star Shares. The IAMGold Shares will generally constitute capital property to a holder unless such holder holds such shares in the course of carrying on a business or has acquired such IAMGold Shares in a transaction or transactions considered to be an adventure in the nature of trade. This summary is not applicable to a Shareholder who is a “tax shelter investment” under the Tax Act or that is a financial institution which is subject to the “mark-to-market” provisions of the Tax Act.

      This summary is based upon the current provisions of the Tax Act, the regulations thereunder (in this Section 15 of the Circular, the “Regulations”), all proposed amendments to the Tax Act or the Regulations announced by the Minister of Finance prior to the date hereof and counsel’s understanding of the current published administrative and assessing practices of Canada Revenue Agency (“CRA”). This summary does not otherwise take into account or anticipate changes in the law, whether by way of judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations.

      This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder and, accordingly, Shareholders should consult their own independent tax advisors for advice with respect to the income tax consequences to them of disposing of their IAMGold Shares having regard to their own particular circumstances.

Shareholders Resident in Canada

      In addition to the comments set out under the heading “General”, this portion of the summary is applicable only to Shareholders who are resident or deemed to be resident in Canada for purposes of the Tax Act (a “Resident Shareholder”).

      Certain Resident Shareholders whose IAMGold Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their IAMGold Shares and every “Canadian security” (as defined in the Tax Act) owned by such holders in the taxation year of the election and in all subsequent taxation years deemed to be a capital property.

Resident Shareholders Accepting the Offer

      A Resident Shareholder who exchanges IAMGold Shares pursuant to the Offer for Golden Star Shares will, unless the Resident Shareholder chooses otherwise, be deemed to have disposed of such IAMGold Shares for proceeds of disposition equal to the Resident Shareholder’s adjusted cost base thereof. Such Resident Shareholder would therefore neither recognize a capital gain nor a capital loss in respect of the exchange and would be deemed to acquire their Golden Star Shares at a cost which is equal to the adjusted cost base of their IAMGold Shares for the purposes of computing the adjusted cost base of all Golden Star Shares owned by them for purposes of the Tax Act.

      Under the current administrative and assessing practice of the CRA, a Resident Shareholder who receives cash in an amount which does not exceed Cdn.$200 in lieu of a fraction of a Golden Star Share pursuant to the exchange of shares under the Offer may ignore the computation of any gain or loss on the disposition of the fractional share and reduce the adjusted cost base of the Golden Star Shares received on the exchange by the amount of such cash. In the alternative, a Resident Shareholder may include the capital gain or loss arising on the disposition of the fractional share in the computation of that Resident Shareholder’s income.

      Notwithstanding the foregoing, Resident Shareholders who receive Golden Star Shares in exchange for their IAMGold Shares may, if they so choose, recognize a capital gain or a capital loss in respect of such disposition by reporting the same in their income tax return for the taxation year during which the disposition occurred. Such capital gain (or capital loss) will be equal to the amount by which the fair market value of the Golden Star Shares received exceeds (or is exceeded by) the aggregate of the adjusted cost base of their IAMGold Shares and any reasonable costs of making the disposition. In such circumstances, the cost of the Golden Star Shares acquired will be the fair market value thereof for the purposes of computing the adjusted cost base of all Golden Star Shares owned by the holder. One-half of any such capital gain (a “taxable capital gain”) must be included in computing the Resident Shareholder’s income and one-half of any such capital loss (an “allowable capital loss”) is deductible by the Resident Shareholder from taxable capital gains arising in the year of disposition. To the extent that a Resident Shareholder has insufficient taxable capital gains in the current taxation year against which to apply an allowable capital loss, the deficiency will constitute a net capital loss for the current taxation year and may generally be carried back to any of the three preceding taxation years or carried forward to any future taxation year, subject to the detailed rules in the Tax Act in that regard. The amount of any capital loss realized by a Resident Shareholder that is a corporation or certain partnerships or trusts may be reduced in certain circumstances in respect of dividends previously received or deemed to be received on the IAMGold Shares to the extent and under the circumstances described in the Tax Act.

Acquisition of Shares Not Deposited

     (a)  Compulsory Acquisition

      As described in Section 5 of the Circular, “Acquisition of Shares Not Deposited,” Golden Star may acquire IAMGold Shares not deposited under the Offer pursuant to a Compulsory Acquisition. The consequences under the Tax Act of any Compulsory Acquisition will depend upon the consideration offered by Golden Star in respect thereof. Generally speaking, to the extent the IAMGold Shares are acquired by Golden Star for Golden Star Shares, the consequences to Resident Shareholders will generally be as set out above under the heading “Resident Shareholders Accepting the Offer.”

      A Resident Shareholder who dissents in a Compulsory Acquisition and elects to receive the fair value for the holder’s IAMGold Shares will be considered to have disposed of the IAMGold Shares for proceeds of disposition equal to the amount received by the Resident Shareholder less the amount of interest awarded by the Court and will realize a capital gain (or a capital loss) in the manner, and subject to the treatment, described above in the last paragraph under

“Resident Shareholders Accepting the Offer.” Any interest awarded to the Resident Shareholder by the Court will be included in the Resident Shareholder’s income for the purposes of the Tax Act.

(b)	Subsequent Acquisition Transaction

      As described in Section 5 of the Circular, “Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the IAMGold Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding IAMGold Shares. As described in Section 5 of the Circular, “Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction,” it is the Offeror’s current intention that the consideration offered under any Subsequent Acquisition Transaction would be identical to the consideration offered under the Offer. The tax treatment of a Subsequent Acquisition Transaction to a Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. The Offeror may propose to carry out a Subsequent Acquisition Transaction by means of an amalgamation, statutory arrangement, capital reorganization, consolidation or other transaction, the tax consequences of which to a holder of IAMGold Shares would depend upon the nature of the particular transaction undertaken and may be substantially the same as, or materially different from, those described above. Depending upon the exact manner in which the transaction is carried out, such tax consequences may include a capital gain or capital loss, a deemed dividend or both a deemed dividend and a capital gain or capital loss. Any such capital loss may, in certain circumstances, be reduced by the amount of certain dividends previously received or deemed to have been received on the IAMGold Shares (or on shares of an amalgamated corporation for which the IAMGold Shares are exchanged) to the extent and under the circumstances described in the Tax Act.

      A Resident Shareholder that is a corporation should consult its tax advisors for specific advice with respect to the potential application of subsection 55(2) of the Tax Act with respect to any dividends received, or deemed to be received, by such corporation in connection with a Subsequent Acquisition Transaction. Subsection 55(2) provides that, where a Resident Shareholder that is a corporation receives, or is deemed to receive, a dividend, in certain circumstances the dividend or deemed dividend may be treated as proceeds of disposition of the IAMGold Shares for the purpose of computing the Resident Shareholder’s capital gain. Subject to the potential application of this provision, dividends received, or deemed to be received, by a corporation in connection with a Subsequent Acquisition Transaction will be included in computing income, but normally will also be deductible in computing its taxable income.

      A Resident Shareholder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received, or deemed to be received, in connection with a Subsequent Acquisition Transaction to the extent that such dividends are deductible in computing such corporation’s taxable income.

      In the case of a Resident Shareholder who is an individual (including a trust), dividends received or deemed to be received in connection with a Subsequent Acquisition Transaction will be included in computing the Resident Shareholder’s income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation.

      If the Subsequent Acquisition Transaction is carried out by means of an amalgamation, under the current administrative practice of the CRA, Resident Shareholders who exercise their right of dissent in respect of such an amalgamation should be considered to have disposed of their IAMGold Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Shareholder for such IAMGold Shares, other than interest awarded by the court. Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Resident Shareholder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Resident Shareholders should consult with their tax advisors in this regard.

      Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their IAMGold Shares acquired pursuant to a Subsequent Acquisition Transaction.

Shareholders Not Resident in Canada

      In addition to the comments set out under the heading “General”, this portion of the summary is applicable to Shareholders who, for purposes of the Tax Act, have not been resident in Canada or deemed to be resident in Canada at any time while they held their IAMGold Shares, do not carry on an insurance business in Canada and who do not use or hold and are not deemed to use or hold their IAMGold Shares in carrying on a business in Canada (hereinafter referred to as a “Non-Resident Shareholder”).

Non-Resident Shareholders Accepting the Offer

      A Non-Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of IAMGold Shares pursuant to the Offer unless such shares are or are deemed to be “taxable Canadian property” and the Non-Resident Shareholder is not afforded any relief under an applicable tax treaty.

      Generally, IAMGold Shares will not be taxable Canadian property at a particular time provided that such shares are listed on a prescribed stock exchange (which includes the TSX and the AMEX), unless:

(a)	at any time during the five year period immediately preceding the disposition of the IAMGold Shares by such Non-Resident Shareholder, the Non-Resident Shareholder, persons not dealing at arm’s length with such Non-Resident Shareholder, or any combination thereof owned (or had options to acquire) not less than 25% of the issued shares of any class or series of the capital stock of IAMGold; or

(b)	the Non-Resident Shareholder’s IAMGold Shares were acquired in certain types of tax deferred exchanges in consideration for property that was itself taxable Canadian property.

      Even if the IAMGold Shares are taxable Canadian property to a Non-Resident Shareholder and the disposition would give rise to a capital gain, an exemption from tax may be available under the terms of an applicable income tax treaty between Canada and the country of residence of the Non-Resident Shareholder.

Acquisition of Shares Not Deposited

      The consequences under the Tax Act to a Non-Resident Shareholder of any Compulsory Acquisition or Subsequent Acquisition Transaction would depend upon the nature of the transaction. In general, the Non-Resident Shareholder would not be subject to taxation under the Tax Act in respect of any capital gain that is recognized unless the Non-Resident Shareholder’s IAMGold Shares are taxable Canadian property, as described above, and the Non-Resident Shareholder is not afforded any relief under an applicable tax treaty.

     (a)  Compulsory Acquisition

      A Non-Resident Shareholder who dissents in a compulsory acquisition and elects to receive the fair value for the holder’s IAMGold Shares will be considered to have disposed of the IAMGold Shares for proceeds of disposition equal to the amount received by the Resident Shareholder less the amount of interest awarded by the Court. In such circumstances, the Non-Resident Shareholder would not be subject to taxation under the Tax Act in respect of any capital gain that is recognized unless the Non-Resident Shareholder’s IAMGold Shares are taxable Canadian property, as described above, and the Non-Resident Shareholder is not afforded any relief under an applicable tax treaty.

      Interest awarded to a dissenting Non-Resident Shareholder by a court will be subject to non-resident withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty.

(b)	Subsequent Acquisition Transactions

      As described in Section 5 of the Circular, “Acquisition of Securities Not Deposited — Subsequent Acquisition Transactions,” if the Offeror acquires less than 90% of the IAMGold Shares under the Offer or the right of Compulsory Acquisition is not available for any reason or if the Offeror elects not to proceed under such provisions, the Offeror may propose other means of acquiring the remaining issued and outstanding IAMGold Shares. It is the Offeror’s current intention that the consideration offered under any Subsequent Acquisition Transaction would be identical to the consideration offered under the Offer. The tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. A Non-Resident Shareholder may realize a capital gain or a capital loss and/or a deemed dividend. Dividends paid or deemed to be paid to a Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25%. This rate may be reduced under the provisions of an applicable income tax treaty.

      Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their IAMGold Shares acquired pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction.

16.	Certain U.S. Income Tax Considerations

      The following is a summary of the material anticipated U.S. Federal income tax consequences of exchanging IAMGold Shares for Golden Star Shares pursuant to the Offer. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), treasury regulations promulgated under the Code, administrative rulings of the U.S. Internal Revenue Service (“IRS”) and judicial decisions of the U.S. courts, in each case as in effect on the date hereof. Changes in the laws may alter the U.S. Federal income tax treatment of Golden Star Shares discussed in this summary, possibly with retroactive effect.

      This summary is general in nature and does not address the effects of any state or local taxes, or the tax consequences in jurisdictions other than the United States. In addition, this summary does not address all U.S. Federal income tax consequences that may be relevant to the particular circumstances of a holder of IAMGold Shares, nor to a holder of IAMGold Shares with a special status, such as:

•	a person that owns, has owned, or will own 5% or more (by voting power or value, and taking into account certain attribution rules) of the issued and outstanding Golden Star Shares or IAMGold Shares;

•	a broker, dealer or trader in securities or currencies, or any person who owns IAMGold Shares or Golden Star Shares other than as capital assets within the meaning of Section 1221 of the Code;

•	a bank, mutual fund, life insurance company or other financial institution;

•	a tax-exempt organization;

•	a real estate investment trust or regulated investment company;

•	a qualified retirement plan or individual retirement account;

•	a person that holds or will hold their IAMGold Shares or Golden Star Shares as part of a straddle, hedge, constructive sale or other integrated transaction for tax purposes;

•	a partnership, S corporation or other “pass-through” entity, as determined for U.S. Federal income tax purposes;

•	an investor in a partnership, S corporation or other “pass-through” entity, as determined for U.S. Federal income tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person liable for alternative minimum tax.

      It is assumed for purposes of this summary that Golden Star is not, has not at any time been and will not be after this offering (a) a “controlled foreign corporation,” as defined in Section 957(a) of the Code, (b) a “foreign investment company,” as defined in Section 1246(b) of the Code or (c) a “foreign personal holding company,” as defined in Section 552 of the Code.

      Holders of IAMGold Shares are urged to consult their own tax advisors regarding the tax consequences of the acquisition, ownership and disposition of Golden Star Shares pursuant to the Offer in light of their particular circumstances, as well as the tax consequences under state, local and non-United States tax law and the possible effects of changes in tax law.

      For purposes of this discussion, a “U.S. Holder” means a beneficial owner of an IAMGold Share or Golden Star Share, as the case may be, who is, for U.S. Federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. Federal income taxation regardless of its source; or

•	a trust (1) that validly elects to be treated as a U.S. person for U.S. Federal income tax purposes or (2) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

      “Non-U.S. Holder” means any person who owns IAMGold Shares or Golden Star Shares, as the case may be, and who is not a U.S. Holder

      If a “pass-through” entity holds IAMGold Shares, the tax treatment of an owner of such “pass-through” entity generally will depend upon the status of such owner and upon the activities of the “pass-through” entity. An owner of “pass-through” entity holding IAMGold Shares should consult such owner’s tax advisor regarding the specific tax consequences of exchanging IAMGold Shares in the Offer.

U.S. Holders of IAMGold Shares

Consequences of Exchanging IAMGold Shares Pursuant to the Offer

      Golden Star will endeavor to cause the exchange of IAMGold Shares pursuant to the Offer to be treated as an exchange pursuant a “reorganization” within the meaning of Section 368(a)(1) of the Code. Any such reorganization likely would be treated as including the exchange of IAMGold Shares made pursuant to any Compulsory Acquisition. However, reorganization treatment may or may not be available, depending upon the precise outcome of any Compulsory Acquisition or Subsequent Acquisition Transaction. Each U.S. Holder is urged to take into account the possibility that a transfer of IAMGold Shares pursuant to the Offer may not qualify as an exchange pursuant to a “reorganization” under Section 368(a)(1) of the Code.

      If the exchange of IAMGold shares pursuant to the Offer qualifies as an exchange pursuant to a reorganization under Section 368(a)(1) of the Code, the exchange should have the following U.S. Federal income tax consequences:

•	Golden Star and IAMGold will be treated as “parties to the reorganization” under Section 368(b) of the Code;

•	no gain or loss will be recognized by a U.S. Holder of IAMGold Shares on the exchange of those shares for Golden Star Shares;

•	the aggregate adjusted tax basis of the Golden Star Shares received in the exchange by a U.S. Holder will be the same as the aggregate adjusted tax basis of such U.S. Holder’s IAMGold Shares exchanged therefore;

•	the holding period of Golden Star Shares received in the exchange by a U.S. Holder will include the holding period of such U.S. Holder’s IAMGold Shares exchanged therefore; and

•	the receipt of cash in lieu of a fractional Golden Star Share by a U.S. Holder will generally result in taxable gain or loss to the U.S. Holder equal to the difference between the amount of cash received by the U.S. Holder and the U.S. Holder’s adjusted tax basis in such fractional share. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period exceeds one year upon the closing of the exchange. However, in certain circumstances in which a U.S. Holder maintains a sufficient interest in Golden Star (both direct and constructive), the amount of a cash payment received in lieu of a fractional Golden Star Share by the U.S. Holder may be treated as dividend income to the extent paid out of earnings and profits.

      U.S. Holders of IAMGold Shares who have acquired different lots of IAMGold Shares for different prices per share should consult with their U.S. tax advisors to determine whether they may identify specific lots of Golden Star Shares as received in exchange for the different lots of IAMGold Shares.

      If the exchange of IAMGold Shares for Golden Star Shares fails to qualify as an exchange pursuant to a reorganization under Section 368(a)(1) of the Code, a U.S. Holder will recognize taxable gain or loss equal to the difference between the fair market value of the Golden Star Shares received in the Offer and the U.S. Holder’s adjusted tax basis in the IAMGold Shares exchanged. Any such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period in the IAMGold Shares exceeds one year upon the consummation of the exchange pursuant to the Offer.

      For non-corporate U.S. Holders, long-term capital gain recognized in connection with an exchange made pursuant to the Offer generally will be taxed at a maximum U.S. Federal income tax rate of 15%. The deductibility of capital losses is subject to limitations.

      The tax consequences described above are based upon the assumption that IAMGold is not, and has not been, a passive foreign investment company (“PFIC”). If IAMGold were a PFIC for the taxable year that includes any portion of a U.S. Holder’s holding period in IAMGold Shares, the tax consequences to the U.S. Holder who exchanges IAMGold Shares for Golden Star Shares pursuant to the Offer generally would be as follows:

•	if the exchange is in pursuance of a reorganization under Section 368(a)(1) of the Code, the U.S. Holder would recognize gain (but not loss) on the exchange of IAMGold Shares in return for Golden Star Shares pursuant to the Offer, and would recognize gain or loss, or, in some circumstances, dividend income, on the receipt of cash in lieu of fractional shares, with all such gain or income treated as ordinary income; and

•	if the exchange does not qualify as a reorganization under Section 368(a)(1) of the Code, the U.S. Holder would recognize gain or loss, with such gain treated as ordinary income.

      In either case, any such gain or income would be subject to tax as an “excess distribution” at the highest marginal rates applicable to ordinary income, and would be subject to interest charges to reflect the value of the U.S. income tax deferral, unless the U.S. Holder has timely made an election to mark the IAMGold Shares to market or to treat IAMGold as a “qualified electing fund.”

Transfer of IAMGold Shares not Exchanged Pursuant to the Offer

      Golden Star may acquire IAMGold Shares not exchanged in the Offer pursuant to a Compulsory Acquisition. See Section 5 of the Circular, “Acquisition of Shares not Deposited.” The consequences to a U.S. Holder of any Compulsory Acquisition will depend upon the consideration issued by Golden Star in the Compulsory Acquisition. To the extent the IAMGold Shares are acquired by Golden Star for Golden Star Shares, the consequences to a U.S. Holder should generally be similar to the consequences to a U.S. Holder of exchanging IAMGold Shares for Golden Star Shares pursuant to the Offer. Such consequences will depend upon whether the exchange qualifies as an exchange pursuant to a reorganization under Section 368(a)(1) of the Code. See “U.S. Holders of IAMGold Shares — Consequences of Exchanging IAMGold Shares Pursuant to the Offer,” above.

      A U.S. Holder that exercises dissent rights and receives cash for its IAMGold Shares will recognize gain or loss based on the difference between the cash received and the holder’s adjusted tax basis in the IAMGold Shares exchanged. Any such gain or loss would generally be treated in the same manner as gain or loss that is recognized in an exchange made pursuant to the Offer, as described under “Consequences of Exchanging IAMGold Shares Pursuant to the Offer,” above.

      If Golden Star does not acquire all of the IAMGold Shares pursuant to the Offer or by means of a Compulsory Acquisition, Golden Star may propose a Subsequent Acquisition Transaction to acquire the remaining issued and outstanding IAMGold Shares. See Section 5 of the Circular, “Acquisition of Shares Not Deposited”. The tax treatment of a Subsequent Acquisition Transaction to a U.S. Holder will depend upon the manner in which the Subsequent Acquisition Transaction is carried out, and may or may not result in the recognition of taxable gain.

Distributions on Golden Star Shares

      Golden Star does not anticipate paying dividends in the foreseeable future. However, subject to the discussion under “Passive Foreign Investment Company” below, the gross amount of distributions, if any, payable on Golden Star Shares generally will be treated as a foreign source dividend to the extent paid out of current or accumulated earnings and profits, and generally will be “passive income” for U.S. foreign tax credit purposes. A distribution on Golden Star Shares in excess of current or accumulated earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in such shares and, to the extent in excess of adjusted basis, as capital gain. See “Sale or Other Disposition of Golden Star Shares,” below.

      Canadian withholding tax on dividend distributions paid by Golden Star to a U.S. Holder is generally reduced to 15% pursuant to the U.S.-Canada tax treaty in the case of U.S. Holders who are eligible for benefits under the U.S.-Canada tax treaty. U.S. Holders generally may treat the amount of any Canadian income taxes withheld from distributions with respect to the common shares either as a deduction from their gross income or as a dollar-for-dollar credit against their U.S. Federal income tax liability, subject to numerous and complex limitations and restrictions, which must be determined and applied on an individual basis by each U.S. Holder. Accordingly, holders of IAMGold Shares should consult their own tax advisor concerning the foreign tax credit rules in such holders’ particular circumstances.

Sale or Other Disposition of Golden Star Shares

      Subject to the discussion below under “Passive Foreign Investment Company,” a U.S. Holder who sells or otherwise disposes of Golden Star Shares in a taxable disposition will recognize gain or loss equal to the difference, if any, between the U.S. dollar value of the amount realized on such sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such shares. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the holding period for the Golden Star Shares is more than one year at the time of the sale or other disposition. Any such gain or loss will generally be treated as U.S. source income for U.S. foreign tax credit purposes, although special rules apply to U.S. Holders who have a fixed place of business outside the Untied States to which the gain is attributable. Special considerations may apply to a U.S. Holder who receives foreign currency in connection with a sale or other taxable disposition of common shares.

Passive Foreign Investment Company

      If Golden Star were or were to become a passive foreign investment company (“PFIC”) for U.S. Federal income tax purposes, U.S. Holders of Golden Star Shares would be subject to a special, adverse tax regime (different in significant respects from that described above). If Golden Star were, or were to become, a PFIC for any year in which a U.S. Holder owns Golden Star Shares, gain on a disposition or deemed disposition by the U.S. Holder of the Golden Star Shares, and the amount of any distribution payable on the Golden Star Shares, would be subject to tax as an “excess distribution” at the highest marginal rates applicable to ordinary income, and would be subject to interest charges to reflect the value of the U.S. income tax deferral, unless the U.S. Holder has timely made a “mark-to-market” election or a “qualified electing fund” election. In general terms, Golden Star will be a PFIC for any tax year in which either (i) 75% or more of its gross income is passive income or (ii) the average percentage, by fair market value, of its assets that produce or are held for the production of passive income is 50% or more. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

      Golden Star does not believe that it is, nor does it expect to become, a PFIC. However, there can be no assurance that Golden Star’s determination concerning its PFIC status will not be challenged by the IRS. There is also a possibility that Golden Star could become a PFIC in the future as a result of future financial results.

Non-U.S. Holders

Consequences of Exchanging IAMGold Shares Pursuant to the Offer

      If the exchange of IAMGold Shares for Golden Star Shares pursuant to the Offer qualifies as an exchange pursuant a “reorganization” within the meaning of Section 368(a)(1) of the Code, Non-U.S. Holders generally will not recognize gain or loss for U.S. Federal income tax purposes upon the receipt of Golden Star Shares in the exchange. However, a Non-U.S. Holder may recognize gain on the receipt of cash in lieu of fractional Golden Star Shares if either of the following conditions applies:

•	such gain is attributable to an office or other fixed place of business in the United States and, if a treaty applies, such gain is attributable to a permanent establishment or fixed base the Non-U.S. Holder maintains in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition, has a tax home in the United States, and certain other requirements are met.

      If the exchange of IAMGold Shares for Golden Star Shares fails to qualify as an exchange pursuant to a reorganization under Section 368(a)(1) of the Code, a Non-U.S. Holder would not recognize gain on the exchange for U.S. Federal income tax purposes unless either one of the two conditions described immediately above is satisfied.

Acquisition of IAMGold Shares not Exchanged Pursuant to the Offer

      Golden Star may acquire IAMGold Shares not exchanged in the Offer pursuant to a Compulsory Acquisition. See Section 5 of the Circular, “Acquisition of Shares Not Deposited.” The consequences to a Non-U.S. Holder of any Compulsory Acquisition will depend upon the consideration issued by Golden Star under the Compulsory Acquisition. To the extent the IAMGold Shares are acquired for Golden Star Shares, the consequences to a Non-U.S. Holder should generally be similar to the consequences to a Non-U.S. Holder of exchanging IAMGold Shares for Golden Star Shares pursuant to the Offer. Such consequences will depend in part upon whether the exchange qualifies as an exchange pursuant to a reorganization under Section 368(a)(1) of the Code. See “Non-U.S. Holders — Consequences of Exchanging IAMGold Shares Pursuant to the Offer.”

      A Non-U.S. Holder that exercises dissent rights and receives cash for its IAMGold Shares will recognize gain (based on the difference between the cash received and the holder’s adjusted tax basis in the IAMGold Shares exchanged) only if one of the two conditions apply that are described (and bulleted) in the discussion captioned “Consequences of Exchanging IAMGold Shares Pursuant to the Offer.”

      If Golden Star does not acquire all of the IAMGold Shares pursuant to the Offer or by means of a Compulsory Acquisition, Golden Star may propose a Subsequent Acquisition Transaction to acquire the remaining issued and outstanding IAMGold Shares. The consequences of a Subsequent Acquisition Transaction will depend upon the circumstances of the Subsequent Acquisition Transaction. In general, however, a Non-U.S. Holder would not recognize gain in a Subsequent Acquisition Transaction unless one of the two conditions apply that are described (and bulleted) in the discussion captioned “Consequences of Exchanging IAMGold Shares Pursuant to the Offer.”

Sale or Other Disposition of Golden Star Shares

      In general, a Non-U.S. Holder will not be subject to U.S. Federal income tax on any gain realized upon the sale or other disposition of Golden Star Shares unless:

•	such gain is attributable to an office or other fixed place of business in the United States and, if a treaty applies, such gain is attributable to a permanent establishment or fixed base the Non-U.S. Holder maintains in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition, has a tax home in the United States, and certain other requirements are met.

Information Reporting and Backup Withholding

      U.S. Holders of IAMGold Shares may be subject to information withholding and may be subject to backup withholding, currently at up to a 28% rate, on cash payments received in exchange for IAMGold Shares. Payments of distributions on, or the proceeds from a sale or other disposition of, Golden Star Shares paid within the U.S. may be subject to information reporting and may be subject to backup withholding. Payments of distributions on, or the proceeds from the sale of, Golden Star Shares to or through a foreign office of a broker generally will not be subject to backup withholding, although information reporting may apply to those payments in certain circumstances.

      Backup withholding will generally not apply, however, to a U.S. Holder who:

•	furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on IRS Form W-9 (or substitute form); or

•	is otherwise exempt from backup withholding.

      Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally, on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

      Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

17. Eligibility for Investment

      In the opinion of Fasken Martineau DuMoulin LLP, counsel for Golden Star, as of the date hereof, the Golden Star Shares are qualified investments for the purposes of the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans within the meaning of the Tax Act. In the opinion of such counsel, based in part on a certificate of an officer of Golden Star as to certain factual matters, the Golden Star Shares are not, on the date hereof, “foreign property” for the purposes of the tax imposed under Part XI of the Tax Act.

18. Financial Advisor, Dealer Manager, Depositary and Information Agent

      BMO Nesbitt Burns Inc. has been retained as financial advisor to the Offeror. In addition, BMO Nesbitt Burns Inc. and Harris Nesbitt Corp., its U.S. affiliate, have been retained to act as Dealer Manager in connection with the Offer. In Canada, BMO Nesbitt Burns Inc. may form a soliciting dealer group comprised of members of the Investment Dealer Association of Canada and members of the stock exchanges in Canada to solicit acceptances of the Offer. The Offeror will reimburse the Dealer Manager for its reasonable out-of-pocket expenses, including reasonable attorneys’ fees, and has also agreed to indemnify the Dealer Manager against certain liabilities and expenses in connection with the Offer, including certain liabilities under applicable securities laws. The Offeror has also retained Innisfree M&A Incorporated

(“Innisfree”) to act as Information Agent in connection with the Offer. Innisfree will receive reasonable and customary compensation from the Offeror for services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses incurred in connection therewith.

      The Offeror has also retained CIBC Mellon Trust Company to act as Depositary under the Offer for the receipt of the certificates in respect of the IAMGold Shares and related Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses. The Offeror has also agreed to indemnify the Depositary against certain liabilities and expenses in connection with the Offer, including liabilities under applicable securities laws.

19. Offerees’ Statutory Rights

      Securities legislation in certain of the provinces and territories of Canada provides securityholders of IAMGold with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within the time limit prescribed by the securities legislation of the securityholder’s province or territory. Holders of IAMGold Shares should refer to any applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

20. Directors’ Approval

      The contents of the Offer and Circular have been approved and the sending thereof to the Shareholders has been authorized by the Board of Directors of the Offeror.

CONSENT OF PRICEWATERHOUSECOOPERS LLP

To the Directors of

     GOLDEN STAR RESOURCES LTD. (“Golden Star”)

      We have read the Circular of Golden Star dated June 9, 2004 relating to the Offer by Golden Star to purchase all of the outstanding shares of IAMGold Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

      We consent to the incorporation by reference in the Circular of our report dated January 29, 2004 to the shareholders of Golden Star on the consolidated balance sheets as at December 31, 2003 and 2002 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2003.

      We also consent to the use in the Circular of our compilation report dated June 9, 2004 to the Directors of Golden Star on the unaudited pro forma consolidated statements of operations for the year ended December 31, 2003 and the three month period ended March 31, 2004 and the unaudited pro forma consolidated balance sheet of Golden Star as at December 31, 2003.

(Signed) PRICEWATERHOUSECOOPERS LLP

Chartered Accountants
Calgary, Alberta
June 9, 2004

CONSENT OF FASKEN MARTINEAU DUMOULIN LLP

To the Directors of

     GOLDEN STAR RESOURCES LTD. (“GOLDEN STAR”)

      We hereby consent to the reference to our opinions contained under “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment” in the Circular accompanying the Offer dated June 9, 2004 made by Golden Star to the holders of IAMGold Shares.

(Signed) FASKEN MARTINEAU DUMOULIN LLP

Toronto, Ontario
June 9, 2004

APPROVAL AND CERTIFICATE OF THE OFFEROR

      The contents of the Offer and Circular, together with the Annexes included therein, have been approved by, and the sending thereof to the Shareholders has been authorized by, the Board of Directors of the Offeror. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

Dated: June 9, 2004.

(Signed) PETER BRADFORD Chief Executive Officer	(Signed) ALLAN MARTER Chief Financial Officer

On behalf of the Board of Directors

(Signed) IAN MACGREGOR Director	(Signed) LARS-ERIC JOHANSSON Director

ANNEX A

INFORMATION CONCERNING GOLDEN STAR

      The following information should be read in conjunction with the information concerning Golden Star appearing elsewhere in the Offer and Circular and incorporated by reference in the Offer and Circular. All references in this Annex A to “Golden Star”, the “Company” or “we” mean Golden Star and its consolidated subsidiaries, or any one or more of them as the context requires. Capitalized terms not otherwise defined in this Annex A are defined under the heading “Definitions”.

DOCUMENTS INCORPORATED BY REFERENCE

      Information has been incorporated by reference in this Offer and Circular from documents filed with securities commissions or similar authorities in Canada (collectively, the “Commissions”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the Company at 10901 West Toller Drive, Suite 300, Littleton, Colorado 80127-6312; (303) 830-9000. For the purpose of the Province of Quebec, this Offer and Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the secretary of Golden Star at the above-mentioned address and telephone number.

      The following documents filed with the Commissions by the Offeror are specifically incorporated by reference into, and form an integral part of, this Offer and Circular:

1.	the Annual Report on Form 10-K filed February 3, 2004 for the year ended December 31, 2003;

2.	the Quarterly Report on Form 10-Q dated April 29, 2004;

2.	the Management Proxy Circular dated April 23, 2004 (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein);

3.	the audited consolidated annual financial statements of Golden Star for the financial years ended December 31, 2003, 2002 and 2001, together with the auditor’s report thereon and management’s discussion and analysis of financial condition and results of operations of Golden Star for that period;

4.	unaudited financial statements of Golden Star for the three months ended March 31, 2004, together with the management’s discussion and analysis of financial condition and results of operations of Golden Star for that period;

5.	the material change report dated January 27, 2004 relating to the election of Ian MacGregor as Chairman of the board and the appointment of Lars-Eric Johansson to the board;

6.	the material change report dated February 4, 2004 announcing: (i) a 61% increase in the proven and probable mineral reserves for our Bogoso/ Prestea and Wassa gold properties, net of mining depletion, and (ii) our annual financial results for the financial year ended December 31, 2003;

7.	the material change report dated May 27, 2004 announcing that the board of directors of Guyanor Ressources S.A. (“Guyanor”) approved in principle a restructuring of Guyanor; and

8.	the material change report dated June 4, 2004 relating to the proposal by Golden Star to proceed with the Offer.

      All documents of the type referred to in the preceding paragraph (excluding confidential material change reports and press releases) that are required to be filed by the Company with the Commissions after the date of this Circular and prior to the expiry of the Offer, shall be deemed to be incorporated by reference into and form an integral part of this Offer and Circular. The documents incorporated or deemed incorporated by reference herein contain meaningful and material information relating to the Company and IAMGold Shareholders should review all information contained in this Offer and Circular and the documents incorporated by reference before making a decision to tender their IAMGold Shares to the Offer.

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Offer and Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this Offer and Circular.

      We have not authorized any other person to provide you with information different from that contained in this Offer and Circular. Information on any of the websites maintained by us does not constitute a part of this Offer and Circular.

DESCRIPTION OF BUSINESS

Overview

      We are a Canadian international gold mining and exploration company, focused primarily on mining, mine development and exploration in Ghana, West Africa. We produced 174,315 ounces of gold in 2003 at a cash operating cost of $166 per ounce, and 47,202 ounces in the first quarter of 2004 at a cash operating cost of $181 per ounce. We expect to produce from 185,000 to 210,000 ounces in 2004 at a cash operating cost of $200 to $225 per ounce.

      We own 90% interests in two properties in Ghana, the Bogoso/ Prestea open pit mine and related properties and the Wassa project. We operate the Bogoso/ Prestea mine, with ore mined at the Prestea property being processed at the Bogoso processing plant. To date, Bogoso/Prestea has produced all of our gold since we became a gold producer upon the purchase of the Bogoso mine. We commenced development of the Wassa mine in mid-2003. We expect to begin commercial production in the third quarter of 2004 by milling material from the existing heap leach pads, possibly supplemented by higher grade ore from the open pit mine, with full production from the open pit mine anticipated in 2005. We also own an approximately 61% managing interest in the currently inactive Prestea underground mine in Ghana. We plan to spend $6.6 million of our $21 million planned exploration budget in exploration underground in 2004 as part of our effort to determine whether the underground mine can be reactivated on a profitable basis.

      We also hold interests in gold exploration properties in Ghana, Sierra Leone, Mali, Suriname, and French Guiana.

Business Strategy and Development

      Our business and development strategy since 1999 has been to focus primarily on the acquisition of gold properties in Ghana and on the exploration, development and operation of these properties. Given our significant mineral resource position at Bogoso/ Prestea, we plan to increase production by adding a carbon-in-leach plant at Bondaye and are completing further technical studies regarding the addition to the existing Bogoso plant of a bio-oxidation circuit. At our Wassa property, we expect to commence production in the third quarter of 2004 by processing material from the existing heap leach pads left by the former owner. We plan to commence full ore production from the Wassa open pit mine in 2005. If our expansion and development plans are realized as expected, our annualized production rate should exceed 350,000 ounces of gold in 2005. However, there can be no assurance that development and start-up will be completed as anticipated or that our production goals will be achieved.

      One of our objectives is to organically grow our business to become a mid-tier intermediate gold producer (which we understand to be a producer with annual production from 300,000 to 1 million ounces). We have been actively investigating the acquisition of producing, development and advanced stage exploration gold properties and companies. These efforts have culminated in our offer to acquire IAMGold. During 2004 we have significantly increased our exploration activities and expenditures around our mines and on our current exploration properties, primarily in Ghana, with planned expenditures of approximately $21 million in 2004 compared to $8.5 million in 2003.

      The following diagram depicts the organizational structure of Golden Star and its significant subsidiaries, with the voting interest of Golden Star included in square brackets and place of incorporation in round brackets.

OUR PROPERTIES

Bogoso/ Prestea

      We own 90% of and operate the Bogoso/ Prestea gold mining and milling operation located along the Ashanti Gold Belt in southwestern Ghana. The property consists of several open pit mines and a nominal 6,000 tonne per day carbon-in-leach mill and processing plant. We hold the property under renewable mining leases granted by the Government of Ghana, terminating from 2017 to 2031. In 2003 Bogoso/ Prestea produced 174,315 ounces, an increase over 2002 production due primarily to higher than average ore grades and improved recoveries. Historical and forecast production from Bogoso/ Prestea are shown on the Gold Production and Cash Costs table below.

      Following the receipt of necessary permits, we expect to commence construction in the fourth quarter of 2004 of the Bondaye carbon-in-leach plant that we acquired in 2003. We plan that the Bondaye plant will be completed in mid-

2005 at a cost of approximately $17 million, which should approximately double production capacity at Bogoso/ Prestea. Overall production from Bogoso/ Prestea should double by 2006. We also plan to upgrade the Bogoso/ Prestea truck fleet during 2004 at a cost of approximately $12 million and to expand the truck fleet in 2005 at a cost of approximately $15.5 million to increase the mining rate once the Bondaye plant commences operations.

      We continue technical work for the proposed Bogoso plant bio-oxidation (BIOX) circuit, which is currently estimated to cost approximately $25 million. Subject to receiving necessary permits and approvals, construction could commence in early 2005 and be completed by year-end 2005.

      The Government of Ghana owns the remaining 10% of Bogoso/ Prestea. As required by the law of Ghana for all mining operations, the Government has a carried interest under which it receives 10% of any future dividends from the subsidiaries owning the Bogoso/ Prestea mine, following repayment of all capital, and has no obligation to contribute development or operating expenses. The Government of Ghana also receives a royalty based on total revenues earned from the lease area. For the last three years, we have paid a royalty equal to 3% of our revenues from Bogoso/ Prestea.

Wassa

      Our 90% owned Wassa gold mine development property is also located in southwestern Ghana, approximately 35 kilometers east of Bogoso/ Prestea. Wassa was operated by its former owners as a conventional open pit, heap leach gold operation and was shut down in 2001. We acquired the Wassa property in 2002, completed a feasibility study for its redevelopment as an open pit, carbon-in-leach operation in July 2003 and commenced development in mid-2003. We plan to produce approximately 50,000 to 55,000 ounces in the third and fourth quarters of 2004 primarily by milling material from the existing heap leach pads at an estimated cash operating cost of about $200 to 240 per ounce. Once the material from the heap leach pads is exhausted in 2005, and we begin processing ore mined from the open pit, we expect an annualized production rate at Wassa to average approximately 140,000 ounces at an average cash operating cost of about $200 per ounce for an initial mine life of four years, based on current reserves.

      Construction and development costs at Wassa are projected at approximately $26 million, excluding mobile equipment. Development is expected to be completed in the third quarter 2004. We expect to incur approximately $17 million of additional capital cost in 2005 to acquire a mining fleet, for which we have secured third party financing.

      We hold the Wassa property under a renewable mining lease expiring in 2022. The Government of Ghana has a 10% carried interest in Wassa.

Prestea Underground

      We have an approximately 61% managing interest in the Prestea Underground property, a large underground mine which has produced gold for over 100 years and was shut down in early 2002. We are the managing partner in a joint venture with Prestea Gold Resources Limited, the former majority mine owner, and the Government of Ghana, which has a 10% carried interest. We have the sole right to finance exploration and development of the property in return for increases in our joint venture interest and to operate any resulting operations. We expect to continue to increase our interest in Prestea Underground.

      We hold the Prestea Underground property under a renewable mining lease expiring in 2031. The mine includes two usable shafts and several kilometres of underground workings on numerous levels extending as deep as 1,400 meters. We are engaged in care and maintenance of the underground mine and are conducting underground drilling, as well as geologic and engineering studies, as part of our evaluation of the potential to resume operations. We expect to spend approximately $6.6 million at Prestea Underground in 2004.

GOLD PRODUCTION AND CASH COSTS

      The following table presents gold production and cash cost information for 2001 through 2003, and anticipated production and cash costs for 2004.

				2004
Production and Cash Cost Per Ounce	2001	2002	2003	Projected

BOGOSO/PRESTEA (1)
Ounces (thousands)	87.9	124.4	174.3	135-155
Cash Operating Cost ($/oz)	271	193	166	200-225
Total Cash Cost ($/oz)	283	215	184	210-235
WASSA (2)
Ounces (thousands)	—	—	—	50-55
Cash Operating Cost ($/oz)	—	—	—	200-240
Total Cash Cost ($/oz)	—	—	—	210-250
Total Ounces (3) thousands)	87.9	124.4	174.3	185-210
Consolidated Cash Operating Cost ($/oz)	271	193	166	200-225
Consolidated Total Cash Cost ($/oz)	283	215	184	210-235

(1)	The 2004 anticipated production for Bogoso/ Prestea excludes any impact from the planned expansion program ongoing during 2004.

(2)	The 2004 anticipated production for Wassa assumes production primarily from reprocessing heap leach materials begins in the third quarter with full production from the open pit commencing in the second half of 2005.

(3)	Gold production is shown on a 100% basis, which represents our current beneficial interest in gold production and revenues. Once all capital has been repaid, the Government of Ghana would receive 10% of the dividends from the subsidiaries owning the Bogoso/ Prestea and Wassa mines.

RECONCILIATION OF CASH OPERATING COST PER OUNCE

      In this Offer and Circular, the terms “total cash cost” and “cash operating cost” are used on a per ounce of gold basis. Total cash cost per ounce is equivalent to mining operations expense for the period as found on the Consolidated Statements of Operations, divided by the number of ounces of gold sold during the period. Cash operating cost per ounce is equivalent to mining operations expense for the period less production royalties, divided by the number of ounces of gold sold during the period. Set forth below are these reconciliations for the periods stated:

	Year Ended	Three Months Ended
	December 31,	March 31,
	2003	2004

	(Dollar figures in thousands,
	except per ounce amounts)
Mining operations expense	$32,125	$9,125
Less royalties	3,222	582
Cash operating expense	$28,903	$8,543
Gold sold (oz)	174,315	47,202
Cash operating cost per ounce ($)	166	181

      Golden Star included total cash cost and cash operating cost information to provide investors with information about the cost structure of our mining operations. We use this information for the same purpose and for monitoring the performance of our operations. This information differs from measures of performance determined in accordance with Canadian GAAP and US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under generally accepted accounting principles and may not be comparable to similarly titled measures of other companies.

      All figures in this table are on a 100% basis, which represents our current beneficial interest in gold production and revenues. Once all capital invested in a Ghanaian subsidiary has been repaid, the Government of Ghana would receive 10% of any dividends declared by the Ghanaian subsidiary.

MINERAL RESERVES AND RESOURCES

Proven and Probable Reserves

      Our proven and probable mineral reserves are estimated in conformance with definitions set out in Canada’s National Instrument 43-101. We have filed on SEDAR (www.sedar.com) Technical Reports on our mineral reserves for Bogoso/ Prestea and Wassa as required in Canada’s National Instrument 43-101.

      Our proven and probable mineral reserves as of December 31, 2003 have been estimated at an economic cut-off grade based on a gold price of $325 per ounce.

      As used in “Mineral Reserves and Resources”, g/t means grams per tonne.

      The following table summarizes total and our attributable share of estimated proven and probable mineral reserves as of December 31, 2003:

PROVEN AND PROBABLE MINERAL RESERVES

		Gold	Contained (2)
	Tonnes (1)	Grade	Ounces
Property Mineral Reserve Category	(Thousands)	(g/t)	(Thousands)

Bogoso/ Prestea (3)
Proven	8,254	3.31	878
Probable	19,048	3.29	2,011

Sub-total	27,302	3.29	2,890

Attributable share	24,572	3.29	2,601
Wassa (4)
Probable	16,207	1.28	665
Attributable share	14,586	1.28	599

Total	43,509	2.54	3,555

Attributable share	39,158	2.54	3,200

(1)	Tonnes of mineral reserves are net of a 5% dilution allowance for mining, to account for losses resulting from planned mining methods, and a 98% ore recovery factor.

(2)	Calculation of contained ounces includes adjustments due to rounding.

(3)	Approximately 68% of the 2003 Bogoso/ Prestea mineral reserves are refractory ore. The estimated recovery rates used in our mineral reserve calculations in 2003 ranged from 65% to 85% for oxides and other less-refractory ores, and from 78% to 85% for refractory ore. The estimated cut-off grades used in 2003 ranged from 0.7 g/t to 1.8 g/t for oxide ore and other less-refractory ores and from 1.5 g/t to 2.3 g/t for refractory ore. Included in the December 31, 2003 proven reserves is 0.8 million tonnes at an average grade of 2.4 g/t in stockpiles. Included in probable reserves are the Mampon property reserves of 0.9 million tonnes at an average grade of approximately 5.6 g/t containing approximately 162,000 ounces of gold, acquired in June 2003.

(4)	Wassa reserves are non-refractory. The estimated recoveries used in mineral reserve calculations in 2003 ranged from 92% to 93%. The estimated cut-off grades used in 2003 range from 0.5 g/t to 0.6 g/t. The mineral reserves include 4.2 million tonnes of material grading 0.7 g/t remaining on the leach pads from the previous operation.

Non-Reserves — Measured and Indicated Mineral Resources

Cautionary Note to US Investors Concerning Estimates of Measured and Indicated Mineral Resources

      This section uses the terms “measured mineral resources” and “indicated mineral resources”. We advise US investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.

      Our measured and indicated mineral resources do not include proven and probable mineral reserves, and have been estimated in conformance with definitions set out in Canada’s National Instrument 43-101. We have filed on SEDAR (www.sedar.com) Technical Reports on our mineral reserves and mineral resources (mineral resources stated in the Technical Reports include mineral reserves) for Bogoso/ Prestea and Wassa as required in Canada’s National Instrument 43-101.

      The measured and indicated mineral resources for our properties have been estimated at an economic cut-off grade based on a gold price of $375 per ounce for December 31, 2003 and economic constraints that we believe are realistic.

      The following table summarizes the total and our share of estimated non-reserves — measured and indicated mineral resources as of December 31, 2003:

NON-RESERVES — MEASURED AND INDICATED MINERAL RESOURCES

	Tonnes	Gold Grade
Property Mineral Resource Category	(Thousands)	(g/t)

Bogoso/ Prestea (1)
Measured	11,253	2.45
Indicated	16,024	2.53

Sub-total	27,277	2.50
Wassa (2)
Indicated	9,363	0.96
Dorlin (3)
Indicated	3,607	1.56
Attributable share
Measured	10,128	2.45
Indicated	25,968	1.90

Total	36,096	2.06

(1)	Approximately 81% of the 2003 Bogoso/ Prestea measured and indicated mineral resources are refractory. The estimated cut-off grades used in mineral resource calculations in 2003 ranged from 0.7 g/t to 1.8 g/t for non-refractory material and from 0.9 g/t to 2.1 g/t for refractory material. Also included in the December 31, 2003 indicated mineral resource category are mineral resources of 0.4 million tonnes at an average grade of approximately 2.79 g/t, purchased as part of the Dunkwa properties acquisition in June 2003.

(2)	All of the 2003 Wassa measured and indicated mineral resources are non-refractory. The estimated cut-off grades used in 2003 ranged from 0.5 g/t to 0.6 g/t.

(3)	Dorlin is located in French Guiana, South America, and Golden Star owns approximately an 86.5% beneficial interest in Dorlin. The estimated cut-off grades used in mineral resource calculations in 2003 was 0.5 g/t. The Company has announced its intention to sell its interests in the Yaou and Dorlin properties.

Non-Reserves — Inferred Mineral Resources

Cautionary Note to US Investors Concerning Estimates of Inferred Mineral Resources

      This section uses the term “inferred mineral resources”. We advise US investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resources will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources could not form the basis of feasibility or other economic studies. US investors are cautioned not to assume that part or all of the inferred mineral resource exists, or is economically or legally mineable.

      Our inferred mineral resources do not include proven and probable mineral reserves or measured and indicated mineral resources, and have been estimated in conformance with definitions set out in Canada’s National Instrument 43-101. We have filed on SEDAR (www.sedar.com) Technical Reports on our mineral reserves and mineral resources (mineral resources stated in the Technical Reports include mineral reserves) for Bogoso/ Prestea and Wassa as required in Canada’s National Instrument 43-101.

      The inferred mineral resources for our properties have been estimated at economic cut-off grades based on a gold price of $375 per ounce as of December 31, 2003 and economic constraints that we believe are realistic.

      The following table summarizes the total and our share of estimated non-reserves — inferred mineral resources as of December 31, 2003:

NON-RESERVES — INFERRED MINERAL RESOURCES

	Tonnes	Gold Grade
Property Mineral Resource Category	(Thousands)	(g/t)

Bogoso/ Prestea (1)
Inferred	29,690	2.43
Wassa (2)
Inferred	30,768	1.27
Prestea Underground (3)
Inferred	1,606	8.58
Yaou (4)
Inferred	12,074	2.63
Dorlin (5)
Inferred	3,375	1.43
Paul Isnard (6)
Inferred	8,215	1.78

Attributable share
Inferred	75,218	2.06

(1)	Approximately 84% of the 2003 Bogoso/ Prestea inferred mineral resources are refractory. The estimated cut-off grades used in inferred mineral resource calculations in 2003 ranged from 0.7 g/t to 1.8 g/t for non-refractory material and from 0.9 g/t to 2.1 g/t for refractory material. Also included in the 2003 inferred resources are the Dunkwa properties resources of 2.4 million tonnes of ore at an average grade of approximately 2.69 g/t, purchased as part of the Dunkwa properties acquisition in June 2003.

(2)	All of the Wassa inferred resources are non-refractory. The estimated cut-off grades utilized in resource calculations in 2003 ranged from 0.5 g/t to 0.6 g/t.

(3)	All of the Prestea Underground inferred mineral resources are refractory. Golden Star owns approximately 61% managing interest in the property. The estimated cut-off grade utilized in mineral resource calculations in 2003 was 4.2 g/t.

(4)	Yaou is located in French Guiana, South America, and Golden Star owns approximately an 86.5% beneficial interest in the property. The estimated cut-off grade utilized in mineral resource calculations in 2003 was 0.5 g/t. The property is undeveloped and has been on a care and maintenance basis in recent years. We have announced our intent to sell our interest in this property.

(5)	Dorlin is located in French Guiana, South America, and Golden Star owns approximately an 86.5% beneficial interest in the property. The estimated cut-off grade utilized in mineral resource calculations in 2003 was 0.5 g/t. The property is undeveloped and has been on a care and maintenance basis in recent years. We have announced our intent to sell our interest in this property.

(6)	Paul Isnard is located in French Guiana, South America, and Golden Star owns approximately a 73% beneficial interest in the property. The estimated cut-off grades utilized in mineral resource calculations in 2003 was 0.4 g/t. The property is undeveloped and has been on a care and maintenance basis in recent years.

EXPLORATION

      Most of our exploration efforts in 2003 were focused on the Prestea Underground, Prestea, Wassa and the Akropong Trend properties in Ghana. We spent approximately $8.5 million in exploration activities during 2003, including $2.2 million at Wassa establishing mineral reserves in the existing pits and in areas outside the pits, $3.1 million at the Prestea Underground, including underground care and maintenance costs, $2.3 million on exploration projects outside the Wassa and Bogoso/ Prestea areas and $0.9 million developing new mineral reserves in the Plant North area. Exploration spending during 2003 was less than expected due to a shortage of drill rigs in Ghana. Increases in exploration activity in Ghana by us and our competitors have adversely impacted drill rig availability and as a result some of our planned work was delayed, including drilling at the Prestea Underground which was delayed several months.

      During 2004, we plan to spend approximately $21 million on gold exploration, of which approximately $4.9 million was spent in the first quarter 2004. Approximately $6 million will be used to evaluate surface projects in and around Bogoso/ Prestea including the Akropong Trend and Dunkwa properties. Approximately $6.6 million is planned for the continued exploration efforts at the Prestea Underground project, $2.5 million is scheduled for the Wassa area, $2.4 million is expected to be spent on the properties in Sierra Leone and Mali, both in West Africa,

$1.7 million is expected to be used to identify and evaluate projects in South America, including some of Guyanor’s holdings, and $1.6 million is planned for our project generation program.

      Golden Star and Guyanor announced in late May plans to make certain changes to the ownership and management of Guyanor. The impact of these changes is unlikely to be material to Golden Star.

DESCRIPTION OF SECURITIES

      Our authorized capital includes an unlimited number of common shares and an unlimited number of first preferred shares, without nominal or par value, issuable in series.

Common Shares

      As of June 8, 2004, there were 138,646,013 Golden Star common shares outstanding.

Dividend Rights

      Holders of our common shares may receive dividends when, as and if declared by our board on the common shares, subject to the preferential dividend rights of any other classes or series of our shares. In no event may a dividend be declared or paid on the common shares if payment of the dividend would cause the realizable value of our assets to be less than the aggregate of its liabilities and the amount required to redeem all of the shares having redemption or retraction rights, which are then outstanding.

Voting and Other Rights

      Holders of our common shares are entitled to one vote per share, and in general, all matters will be determined by a majority of votes cast.

Liquidation

      In the event of any liquidation, dissolution or winding up of Golden Star, holders of the common shares have the right to a ratable portion of the assets remaining after payment of liabilities and liquidation preferences of any preferred shares or other securities that may then be outstanding.

Redemption

      Our common shares are not redeemable or convertible.

Rights Agreement

      Rights to purchase our common shares have been issued to holders of our common shares under a rights agreement between us and CIBC Mellon Trust Company. One right is attached to each common share. If the rights become exercisable following the occurrence of certain specified events, each right will entitle the holder, within certain limitations, to purchase one common share at an exercise price equal to three times the market price of the common share, as determined under the terms of the agreement. In certain events (including when a person or group becomes the beneficial owner of 20% or more of any class of our voting shares without complying with the “permitted bid” provisions of the rights agreement or without the approval of our board of directors), exercise of the rights would entitle the holders of the rights (other than the acquiring person or group) to acquire that number of our common shares having an aggregate market price on the date of the event equal to twice the exercise price of the rights for an amount in cash equal to the exercise price. Accordingly, exercise of the rights may cause substantial dilution to a person who attempts to acquire us. The rights, which expire in 2007 (unless extended as provided in the rights agreement), may be redeemed at a price of Cdn.$0.00001 per right at any time until a person or group has acquired 20% of our common shares, except as otherwise provided in the rights agreement. The rights agreement may have certain anti-takeover effects.

Other Provisions

      All outstanding common shares are, and the common shares to be issued in connection with the offer, if issued in the manner described in this Circular, will be, fully paid and non-assessable.

      This section is a summary and may not describe every aspect of our common shares that may be important to you. We urge you to read our Articles of Arrangement and our by-laws, because they, and not this description, define your rights as a holder of our common shares. A copy of the Articles of Arrangement and by-laws will be provided upon a request, by contacting the Company at 10901 W. Toller Drive, Suite 300, Littleton, Colorado 80127-6312 U.S.A., Attention: Corporate Secretary.

First Preferred Shares

      As of June 8, 2004, no first preferred shares were issued and outstanding. The board of directors of Golden Star is authorized to approve the issuance of one or more series of first preferred shares without further authorization of the shareholders of Golden Star and to fix the number of shares, the designations, rights, privileges, restrictions and conditions of any such series.

      The board of directors of Golden Star will determine the number of shares, particular designation, relative rights and preferences and the limitations of any series of first preferred shares, which terms will include the following:

(i)	the maximum number of shares to constitute the series and the designation thereof;

(ii)	the annual dividend rate, if any, on shares of the series, whether such rate is fixed or variable or both, the date or dates from which dividends will begin to accrue or accumulate, whether dividends will be cumulative and whether such dividends shall be paid in cash, common shares or otherwise;

(iii)	whether the shares of the series will be redeemable and, if so, the price at and the terms and conditions on which the shares of the series may be redeemed, including the time during which shares of the series may be redeemed and any accumulated dividends thereon that the holders of shares of the series shall be entitled to receive upon the redemption thereof;

(iv)	the liquidation preference, if any, applicable to shares of the series;

(v)	whether the shares of the series will be subject to operation of a retirement or sinking fund and, if so, the extent and manner in which any such fund shall be applied to the purchase or redemption of the shares of the series for retirement or for other corporate purposes, and the terms and provisions relating to the operation of such fund;

(vi)	the terms and conditions, if any, on which the shares of the series shall be convertible into, or exchangeable for, shares of any other class or classes of capital stock of Golden Star or any series of any other class or classes, or of any other series of the same class, including the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;

(vii)	the voting rights, if any, of the shares of the series;

(viii)	the currency or units based on or relating to currencies in which such series is denominated and/or in which payments will or may be payable;

(ix)	the methods by which amounts payable in respect of such series may be calculated and any commodities, currencies or indices, or price, rate or value, relevant to such calculation;

(x)	any listing of the shares of the series on a securities exchange; and

(xi)	any other preferences and relative, participating, optional or other rights or qualifications, limitations or restrictions thereof.

COMPARISON OF SHAREHOLDER RIGHTS

Comparison of Rights of Holders of Golden Star Common Shares and IAMGold Common Shares

      Golden Star and IAMGold are both corporations organized in Canada and the rights of the respective shareholders are governed by the Canada Business Corporations Act, referred to as the “CBCA”, and other laws of Canada, and the respective articles and by-laws. Following consummation of the offer, IAMGold shareholders who exchange their shares will become our shareholders and as such their rights will be governed by Canadian law and our articles of arrangement and by-laws.

      The following is a summary of the material differences between the rights of holders of IAMGold shares and the rights of holders of our shares. Since both companies are governed by the CBCA, these differences arise from disparities between the respective corporate charters and by-laws of IAMGold and Golden Star. This summary is not a complete comparison of rights that may be of interest, and you should therefore read the full text of the respective corporate charters and by-laws of IAMGold and Golden Star.

	IAMGold Shareholder Rights	Golden Star Shareholder Rights

Authorized Capital	The authorized capital of IAMGold consists of an unlimited number of common shares, and an unlimited number of shares of first preference shares and second preference shares. With respect to IAMGold’s first and second preference shares, the board of directors is authorized, without shareholder approval, to issue first and second preference shares with the powers, rights and preferences as it may so determine, subject to the requirements of the CBCA.	Our authorized capital consists of an unlimited number of common shares and an unlimited number of first preferred shares. With respect to Golden Star’s first preferred shares, the board of directors is authorized, without shareholder approval, to issue the first preferred shares with the powers, rights and preferences as it may so determine, subject to the requirements of the CBCA.

Meetings of Shareholders	A special meeting of IAMGold’s shareholders may be called by the directors.	A special meeting of our shareholders may be called by the board, the chairman of the board, or the president.

Notice of Shareholder Meetings	IAMGold’s by-laws require shareholders be given not less than 21 nor more than 60 days’ notice of a meeting. A notice must be in writing and state the notice of all special business to be transacted in sufficient detail.	Our by-laws require shareholders be given not less than 21 nor more than 50 days notice of a meeting. Notice of a meeting called for any purpose other than certain matters shall state the nature of such business in sufficient detail and shall state the text of any special resolution to be submitted at the meeting.

Quorum for Meeting of Shareholders	IAMGold’s by-laws provide that a quorum for the transaction of business at a shareholders’ meeting is two persons present at the opening of the meeting who are entitled to vote and who hold or represent more than five percent (5%) of the outstanding shares entitled to vote at such meeting.	Our by-laws provide that a quorum for the transaction of business at any shareholders’ meeting is two shareholders present in person or by proxy. If a quorum is present at the beginning of a meeting, the shareholders may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting.

Number of Directors	IAMGold’s articles provide that the board of directors shall consist of not less than 1 or more than 10 directors (although the CBCA prescribes that, as a distributing corporation, IAMGold’s board of directors shall consist of not less than 3 directors).	The board of directors shall consist of not less than three nor more than fifteen directors.

Removal of Directors; Vacancies	Shareholders entitled to elect a director may at a shareholder meeting remove such director and may at the same meeting fill the vacancy. If such vacancy is not so filled, the remaining	Shareholders may by resolution posed at a meeting specially called for such purpose remove any director from office. The vacancy created by a removal of a director may be filled at

	IAMGold Shareholder Rights	Golden Star Shareholder Rights

	directors may fill the vacancy if a quorum of the directors remains in office.	the same meeting; if not so filled, the board of directors may fill the vacancy. A quorum of the board of directors may fill a vacancy in the board, except a vacancy resulting from an increase in the number of directors or from a failure of the shareholders to elect the number or minimum number of directors. Shareholders fill vacancies in the board if there does not exist a quorum of directors or the remaining number of directors are not elected.

Limitation on Personal Liability of Directors	IAMGold’s by-laws provide that, so long as such person has acted honestly and in good faith with a view to the best interests of the corporation, no current and former officer and director will be liable for losses sustained or incurred by IAMGold.	Our by-laws provide that no director or officer, so long as he acts honestly and in good faith with a view to the best interests of Golden Star, and exercises reasonably prudent care, diligence and skill, will be personally liable for his acts or negligence that damage us.

CAPITALIZATION

      This table should be read in conjunction with our consolidated financial statements and related notes incorporated by reference into this Offer and Circular and the unaudited pro forma consolidated financial statements and related notes included in Annex B to this Offer and Circular.

      The following table shows our capitalization as of March 31, 2004 on an actual basis for Golden Star alone and on a pro forma basis after the combination of IAMGold and Golden Star:

	As of March 31, 2004

	(in thousands)
		Golden
	Golden Star	Star/IAMGold
	As Reported	Pro Forma

Cash and cash equivalents	$86,017	$125,374
Long term debt and lease obligations	610	12,009
Shareholders’ Equity:
Common shares: unlimited shares authorized; actual — 133,312,412 shares issued and outstanding; pro forma — 304,969,131 shares issued and outstanding	328,209	1,203,086
Deferred stock-based compensation	—	(3,748)
Share purchase loans	—	(266)
Retained earnings	(124,022)	(124,022)

Total shareholders’ equity	$204,187	$1,075,050

MANAGEMENT

Directors and Executive Officers

      The following table sets out, for each of Golden Star’s Directors and Executive Officers, the person’s name, municipality of residence, age, position with Golden Star and, if a Director, the date on which the person became a Director. Each of the Directors has been elected to serve until the next annual meeting of shareholders of Golden Star.

Name and
Municipality of Residence	Age	Position with Golden Star	Director Since

Peter J. Bradford Littleton, Colorado	46	President, Chief Executive Officer, Director	August 8, 2000
Richard Q. Gray Accra, Ghana	45	Senior Vice-President and Chief Operating Officer	—
Allan J. Marter Denver, Colorado	56	Senior Vice-President, Chief Financial Officer	—
Bruce Higson-Smith Denver, Colorado	43	Vice-President, Corporate Development	—
Douglas A. Jones Perth, Australia	50	Vice-President, Exploration	—
Ian MacGregor Toronto, Ontario	70	Chairman	April 3, 2000
James E. Askew Denver, Colorado	55	Director	June 15, 1999
David K. Fagin Englewood, Colorado	66	Director	January 1, 1992
Lars-Eric Johansson Oakville, Ontario	57	Director	January 27, 2004
Michael P. Martineau Hildenborough, Kent, United Kingdom	59	Director	May 20, 2004

      Information regarding Golden Star’s directors and executive officers is set forth below.

Peter J. Bradford	President and Chief Executive Officer of Golden Star since November 1999; director of Anvil Mining N.L. and its successor company since September 1998 and Managing Director of Anvil Mining from May 1998 to October 1999.

Allan J. Marter	Senior Vice President since May 2002 (prior to May 2002 Vice President), Chief Financial Officer since November 1999, and Secretary of Golden Star since June 2001; principal of Waiata Resources, Littleton (mining financial advisory services) from 1996 to 1999.

Bruce Higson-Smith	Vice President, Corporate Development since September 2003; independent consultant from October 2002 to September 2003; Vice President and Investment Manager with Resource Capital Funds from September 1998 to October 2002.

Douglas A. Jones	Vice President, Exploration since March 2003; consultant from December 2002 to February 2003; Chief Geologist of AurionGold Ltd. (formerly Delta Gold Ltd.) from August 1998 through November 2002.

Richard Q. Gray	Senior Vice President since May 2002 (prior to May 2002 Vice President), Chief Operating Officer since June 2001, Vice President, Ghana since January 2000, Managing Director of Wexford Goldfields Limited since

October 2002 and Managing Director of Bogoso Gold Limited since November 1999; General Manager of Bogoso Gold Mine from March 1998 to October 1999.

Ian MacGregor	Chairman of the Board since January 27, 2004; corporate director; counsel of Fasken Martineau DuMoulin LLP (Barristers and Solicitors) since February 2000 and prior thereto, a partner of Fasken Martineau DuMoulin LLP.

James E. Askew	President and Chairman of International Mining and Finance Company from January 1997 to present; Managing Director and Chief Executive Officer of Black Range Minerals NL from November 1999 to 2001; director of Ausdrill Limited, Yamana Gold Inc., AGD Mining Ltd., Climax Mining Limited and Sino Gold Limited; President and Chief Executive Officer of Golden Star from March 1999 to October 1999; President and Chief Executive Officer of Rayrock Resources Inc. from September 1998 to March 1999.

David K. Fagin	Director on the boards of Pacific Rim Mining Company, Canyon Resources Corporation and of the public mutual funds of
T. Rowe Price Associates, Inc.; and Chairman and Chief Executive
Officer of Western Exploration from July 1997 to January 2000.

Lars-Eric Johansson	Executive Vice President and Chief Financial Officer of Kinross Gold Corporation from June 1, 2004 to present; Special Advisor on project financing to Falconbridge Limited’s (a subsidiary of Noranda Inc.) Koniambo nickel project in New Caledonia from November 2003 to May 2004; Executive Vice President and Chief Financial Officer of Noranda Inc. from May 2002 to November 2003; Senior Vice President and Chief Financial Officer for Falconbridge from September 1989 to May 2002; a director of Aber Diamond Corporation and Novicourt Inc. and Chairman of Forsbecks AB, Sweden.

Michael P. Martineau	Founder and President of AXMIN Inc. from January 1999 to present; Director of Ashanti Goldfields from February 1999 to present; Deputy Chairman from February 2000 to present and Chief Executive Officer from February 2000 to August 2002 of Eurasia Mining plc; Director of Angus and Ross plc since April 2000.

ACCOUNTING TREATMENT OF OFFER

      As required by Canadian and United States generally accepted accounting principles, Golden Star has used purchase accounting rules in its pro forma financial statements. Purchase accounting specifies that the acquired entity’s assets and liabilities be revalued to their fair value prior to consolidating the acquired entity with the acquiring entity.

      Once fair value is established for the acquired entity’s assets and liabilities, the excess of the purchase price over the net asset value is recorded as goodwill in the consolidated financial statements.

      Fair value is estimated by various techniques including analysis of expected future cash flows and market comparables. Purchase accounting also requires that adjustments be made to the acquired entity’s financial statements to reconcile any differences in accounting policies between the two entities.

INTERESTS OF CERTAIN PERSONS IN THE OFFER

Interests of Directors, Officers and Affiliates

      Investors should be aware that some Golden Star and IAMGold executive officers and directors may have interests in the proposed transaction that may be different from, or in addition to, their interests as stockholders of Golden Star. Note that the information presented below related to IAMGold is based on public information and has not been verified by us. As a result, we do not make any representation as to the accuracy or completeness of such IAMGold information.

Stock Options

      Under Golden Star’s Second Amended and Restated 1997 Stock Option Plan, in the event of a change of control, all options outstanding shall become immediately exercisable. “Change of control” is defined as the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the assets of the Corporation to any “person” or “group” (as such terms are used in Sections 13(d)(3) and 14(d)(2) of the U.S. Securities Exchange Act of 1934), (ii) any person or group, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the U.S. Securities Exchange Act of 1934, except that a person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the voting stock of Golden Star, including by way of merger, consolidation or otherwise or (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of Golden Star was approved by a vote of a majority of the directors of Golden Star, then still in office, who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors, then in office.

      Golden Star understands that IAMGold has in place a Share Incentive Plan that includes a share option plan under which if a “take-over bid” (within the meaning of the Securities Act (Ontario)) is made for the shares of IAMGold, then the IAMGold directors may permit all options outstanding to become immediately exercisable in order to permit IAMGold shares issuable under such options to be tendered to such bid.

Employment Agreements

      We have agreed to enter into employment agreements with Messrs. Bradford, Marter, Gray, Jones and Higson-Smith. Each agreement has a one year term and is automatically renewed for successive one year periods unless terminated by either party. If terminated by us without cause, or by the executive for good reason as defined in the agreement, each executive would receive a lump-sum payment equal to one year salary, target bonus and benefits, except for Mr. Bradford who would receive two years salary, target bonus and benefits.

      If the executive’s employment is terminated without cause by us or by the executive for good reason following a change in control, each executive will be entitled to a lump sum payment equal to two years salary, target bonus and benefits, except for Mr. Bradford, who would receive three years salary, target bonus and benefits. A change in control occurs if any of the following four circumstances occurs: (i) any “person” or “group” (within the meaning of Sections 13(d) and 14(d)(2) of the U.S. Securities Exchange Act of 1934), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the U.S. Securities Exchange Act of 1934), directly or indirectly, of more than thirty percent (30%) of the then outstanding voting stock of the Company; or (ii) persons who are Incumbent Directors cease to constitute a majority of the Board of Directors; or (iii) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or (iv) the stockholders approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets. Acceptance of the offer by IAMGold shareholders would not constitute a change of control for these purposes.

      Golden Star understands that IAMGold has employment and management agreements with Messrs. Pugliese, Conway, Edey, Phillips, Olmsted and Jones. These agreements contain change of control provisions that provide that, under certain specified circumstances, a change in control of IAMGold is deemed to constitute termination of the applicable person by IAMGold other than for cause, unless waived by such person. These agreements contain a provision that if any such person is terminated by IAMGold other than for cause, Mr. Pugliese is entitled to 12 months base salary, and Messrs. Conway, Edey, Phillips, Jones and Olmsted are entitled to 24 months base salary.

      We understand that if the employment of the relevant IAMGold executive officers terminates following the offer under circumstances entitling the executive officers to severance under the employment agreements, the approximate cash amount of the severance payments that would be paid under such agreements (not including any gross-up payments) would be up to Cdn$3 million.

LIMITATION OF LIABILITY AND INDEMNIFICATION

      We have entered into agreements with our directors and officers indemnifying such directors and officers to the extent permitted by the CBCA, and our by-laws. Our by-laws provide that we will indemnify any such person in such circumstances as the CBCA or law permits or requires.

      Our ability to indemnify our directors and officers is governed by section 124 of the CBCA. Under this provision, we may indemnify a director or officer, a former director or officer or another individual who acts or acted at our request as a director or officer or in a similar capacity, of another entity (the “individual”) against all costs, charges, and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved by reason of their association with us or such other entity. However, we may not indemnify an individual unless the individual:

a. acted honestly and in good faith with a view to our best interests or of such other entity for which the individual acted as director or officer or in a similar capacity at our request, as the case may be; and

b. in the case of criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

      We may advance funds to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to above. The individual shall repay the amount advanced if the individual does not fulfill the conditions of sections (a) and (b) above.

      With the approval of a court, we may indemnify an individual, or advance funds, in respect of an action by or on our behalf or by or on behalf of another entity to procure a judgment in our favor to which the individual is made a party because of the individual’s association with us or such other entity against all costs, charges and expenses reasonably incurred by the individual in connection with such action if the individual fulfills the conditions in clauses (a) and (b) above.

      In addition to the right to indemnification set forth in the agreements with our directors and our by-laws, the CBCA provides that an individual is entitled to indemnification from us in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with us or such other entity, if the individual seeking indemnity:

a. was not judged by the court of other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

b. fulfills the conditions set out in clauses (a) and (b) above.

      We maintain a directors’ and officers’ liability insurance policy which insures directors and officers for losses as a result of claims based upon the acts or omissions of our directors and officers, including liabilities arising under the U.S. Securities Act of 1933, and also reimburses us for payments made pursuant to the indemnity provisions under the CBCA.

      Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the U.S. Securities Act of 1933 and is therefore unenforceable.

PRINCIPAL SHAREHOLDERS

      To the knowledge of the directors and officers of Golden Star, as of June 4, 2004, there are no persons who own, beneficially or of record, directly or indirectly, or who exercise control or direction over, more than 5% of the Golden Star common shares.

RISK FACTORS

      An investment in our common shares involves a high degree of risk. You should consider the following discussion of risks in addition to the other information in this Offer and Circular before tendering and exchanging your shares for our common shares. In addition to historical information, the information in this Offer and Circular contains “forward-looking” statements about our future business and performance. Our actual operating results and financial performance may be very different from what we expect as of the date of this Offer and Circular. The risks below address some of the factors that may affect our future operating results and financial performance. You should also consider the specific risks associated with IAMGold’s business, which are described in IAMGold’s annual report on Form 40-F for the year ended December 31, 2003.

Financial Risks

Our business is substantially dependent on gold prices.

      The price of our common shares, our financial results and our exploration, development and mining activities have previously been, and would in the future be, significantly adversely affected by fluctuations in the price of gold. The price of gold is volatile and is affected by numerous factors beyond our control such as the sale or purchase of gold by various central banks and financial institutions, inflation or deflation, fluctuation in the value of the US dollar and foreign currencies, global and regional demand, and the political and economic conditions of major gold-producing countries throughout the world. If gold prices were to decline significantly or for an extended period of time, we might be unable to continue our operations, develop our properties or fulfill our obligations under our agreements with our partners or under our permits and licenses. As a result, we could lose our interest in, or be forced to sell, some of our properties.

      Furthermore, mineral reserve calculations and life-of-mine plans using significantly lower gold prices could result in reduced estimates of mineral reserves and non-reserve mineral resources and in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges.

We have recorded substantial losses in the past.

      While we had earnings of $5.2 million in the first quarter of 2004, $22.0 million and $4.9 million in 2003 and 2002, respectively, we reported net losses of $20.6 million in 2001, $14.9 million in 2000, and $24.4 million in 1999. Numerous factors, including declining gold prices, lower than expected ore grades or higher than expected operating costs, and impairment write-offs of mine property and/or exploration property costs, could cause us to become unprofitable in the future. Any future operating losses could make financing our operations and our business strategy, or raising additional capital, difficult or impossible and could materially and adversely affect our operating results and financial condition.

Our obligations could strain our financial position and impede our business strategy.

      We have total debts and liabilities as of March 31, 2004 of $17.2 million, including $0.8 million payable to financial institutions, $8.5 million of current trade payables and accrued current liabilities and $7.9 million in environmental rehabilitation liabilities. We expect that our indebtedness and other liabilities will increase as a result of our corporate development activities. This indebtedness could have important consequences, including the following:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, operating and exploration costs and other general corporate requirements;

•	requiring us to dedicate a significant portion of our cash flow from operations to make debt service payments, which would reduce our ability to fund working capital, capital expenditures, operating and exploration costs and other general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and

•	placing us at a disadvantage when compared to our competitors that have less debt relative to their market capitalization.

Our estimates of mineral reserves and non-reserves could be inaccurate.

      There are numerous uncertainties inherent in estimating proven and probable mineral reserves and measured, indicated and inferred mineral resources, including many factors beyond our control. The accuracy of estimates of mineral reserves and non-reserves is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation, which could prove to be unreliable. There can be no assurance that these estimates will be accurate, that mineral reserves and non-reserves figures will be accurate, or that mineral reserves or non-reserves could be mined or processed profitably.

      Fluctuation in gold prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate could require revision of the estimate. The volume and grade of mineral reserves mined and processed and recovery rates might not be the same as currently anticipated. Any material reductions in estimates of our mineral reserves and non-reserves, or of our ability to extract these mineral reserves and non-reserves, could have a material adverse effect on our results of operations and financial condition.

We currently have only one source of operations with cash flows.

      While we have recently received significant infusions of cash from sales of equity, our only current significant internal source of funds is operational cash flows from Bogoso/ Prestea. We expect to commence production at Wassa in the third quarter of 2004, although there can be no assurance that our Wassa production goals will be achieved. Following the combination with IAMGold, we would also have cash flow from IAMGold’s minority interests in the Sadiola, Yatela, Tarkwa and Damang gold mines. There can be no assurance that we will receive distributions or payments from these interests in accordance with our expectations. The anticipated continuing exploration and development of our properties will require significant expenditures over the next several years. We expect that these expenditures will exceed free cash flows generated by Bogoso/ Prestea during that period, and therefore we expect to use our excess cash and in the future to require additional outside capital. Lower gold prices during the five years prior to 2002 adversely affected our ability to obtain financing, and recurring lower gold prices could have similar effects in the future. We cannot assure you that in the future we will be able to obtain adequate financing on acceptable terms. If we are unable to obtain additional financing, we might need to delay or indefinitely postpone further exploration and development of our properties, and as a result, we could lose our interest in, or could be forced to sell, some of our properties.

Implementation of a hedging program might be unsuccessful and incur losses.

      We continue to review whether or not, in light of the potential for gold prices to fall, it would be appropriate to establish a hedging program. To date, we have not decided to implement a hedging program, although we have purchased and expect to continue to purchase puts from time to time, which give us the right to sell gold in the future at a fixed price. The implementation of a hedging program might not, however, protect adequately against declines in the price of gold.

      In addition, although a hedging program could protect us from a decline in the price of gold, it might also prevent us from benefiting fully from price increases. For example, as part of a hedging program, we could be obligated to sell gold at a price lower than the then-current market price. Finally, if unsuccessful, the costs of any hedging program could further deplete our financial resources.

      IAMGold has hedged a portion of its production. Therefore, the combined company may not realize fully the benefits of gold price increases with respect to the ounces hedged.

We are subject to fluctuations in currency exchange rates, which could materially adversely affect our financial position.

      Our revenues are in U.S. dollars, and we maintain most of our working capital in U.S. dollars or U.S. dollar denominated securities. We convert funds to foreign currencies as payment obligations become due. A significant portion of the operating costs at Bogoso/ Prestea is based on the Ghanaian currency, the Cedi. We are required to convert into Cedis only 20% of the foreign exchange proceeds that we receive from selling gold, but the Government of

Ghana could require us to convert a higher percentage of such sales proceeds into Cedis in the future. In addition, we currently have future obligations that are payable in Euros, and receivables collectible in Euros. We obtain construction and other services and materials and supplies from providers in South Africa and other countries, and the costs of those services could increase due to changes in the value of the South African Rand or other currencies. Accordingly, we are subject to fluctuations in the rates of currency exchange between the U.S. dollar and these currencies, and such fluctuations could materially affect our financial position and results of operations. Consequently, construction, development and other costs might be higher than we anticipate. We currently do not hedge against currency exchange risks, although we might do so from time to time in the future. There can be no assurance that implementation of a currency hedging program would adequately protect us from the effects of fluctuation in currency exchange rates.

There could be no opportunity to evaluate the merits or risks of any future acquisition undertaken by us.

      As a key element of our growth strategy, we have stepped up the active pursuit of acquisitions of producing, development and advanced stage exploration properties and companies. Whether or not we are successful in acquiring IAMGold, we plan to continue to actively investigate potential acquisition and merger candidates. Risks related to acquiring and operating acquired properties and companies could have a material adverse effect on our results of operations and financial condition. In addition, to acquire properties and companies, we would use our available cash, incur debt, issue our common shares or other securities, or a combination of any one or more of these. This could limit our flexibility to raise capital, to operate, explore and develop our properties and to make additional acquisitions, and could further dilute and decrease the trading price of our common shares. Acquisition transactions in our business are often initiated and completed over a particularly short period of time. There could be no opportunity for our shareholders to evaluate the merits or risks of any future acquisition undertaken by us except as required by applicable laws and regulations.

Risks inherent in acquisitions that we might undertake could adversely affect our growth and financial condition.

      We are actively pursuing the acquisition of producing, development and advanced stage exploration properties and companies, and have recently completed the acquisition and joint venture of exploration and development properties in Ghana, Sierra Leone and Mali. From time to time, we might acquire securities of or other interests in companies with which we could enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including:

•	accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

•	ability to achieve identified and anticipated operating and financial synergies;

•	unanticipated costs;

•	diversion of management attention from existing business;

•	potential loss of our key employees or the key employees of any business we acquire;

•	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

•	decline in the value of acquired properties, companies or securities.

      Any one or more of these factors or other risks could cause us not to realize the benefits anticipated to result from the acquisition of properties or companies, and could have a material adverse effect on our ability to grow and on our financial condition.

We are subject to litigation risks.

      All industries, including the mining industry, are subject to legal claims, with and without merit. We are involved in various routine legal proceedings, which include labour matters such as unfair termination claims, supplier matters and property issues incidental to our business. We believe it is unlikely that the final outcome of these legal proceedings will have a material adverse effect on our financial position or results of operation. However, defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material effect on our financial position or results of operations.

Operational Risks

The technology, capital costs and cost of production of refractory mineral reserves and non-reserves at Bogoso/ Prestea remain subject to a number of uncertainties, including funding uncertainties.

      Based upon the completion of our Bogoso sulfide project feasibility study in 2001 and its subsequent review by a qualified person under National Instrument 43-101, the refractory material at Bogoso/ Prestea has been included in our proven and probable mineral reserves. While the sulfide project feasibility study indicated that refractory mineral reserves can be profitably mined and processed at current gold prices, the capital cost to upgrade the Bogoso processing plant with a bio-oxidation or BIOX circuit to process refractory ore, together with related mining equipment, and facilities, is significant. The capital cost of the sulfide project together with our other Bogoso/ Prestea expansion plans including capitalized exploration, mine development, and expanding the mining fleet is expected to be approximately $70 million expected to be spent in 2004 and 2005. We cannot assure you that we will have access to capital, whether from internal or external sources, in the required amounts or on acceptable terms. While the processing technology envisioned in the feasibility study has been successfully utilized at other mines, we cannot assure you, in spite of our testing, engineering and analysis that the technology will perform successfully at commercial production levels on the Bogoso/ Prestea refractory sulfide ores. Therefore, we cannot assure you that our production estimates can be achieved.

Completion of our development of projects is subject to a number of uncertainties.

      We have completed a feasibility study regarding the development of and commencement of production at Wassa in Ghana using conventional CIL processing techniques and have commenced development of the Wassa mine. We cannot assure you that production will commence when we currently anticipate. We have not yet completed technical studies for the projected $70 million expansion of Bogoso/ Prestea. The IAMGold 18.9% owned Tarkwa mine is currently being expanded. The management of mine development projects and start-up of new operations are complex. We do not have a company history of simultaneously managing two significant development projects and an ongoing operation. We cannot assure you that these development projects will be completed at the cost and on the schedule predicted, or that gold grades and recoveries, production rates or costs anticipated will be achieved. Any development of Wassa and the expansion of Bogoso/ Prestea are subject to all of the risks described in this Offer and Circular, including “Risk Factors — Operational Risks — The development and operation of our mining projects involve numerous uncertainties.”

Declining gold prices could reduce our estimates of mineral reserves and non-reserves and could result in delays in development until we can make new estimates and determine new potential economic development options under the lower gold price assumptions.

      In addition to adversely affecting our mineral reserve estimates and our financial condition, declining gold prices could impact operations by requiring a reassessment of the feasibility of all or a portion of a particular project. A reassessment might be the result of a management decision or could be required under financing arrangements related to the project. Even if the project is ultimately determined to be economically viable, the need to conduct a reassessment could cause substantial delays or might interrupt operations until the reassessment can be completed.

We are subject to a number of operational hazards that can delay production or result in liability to us.

      Our activities are subject to a number of risks and hazards including:

•	environmental hazards;

•	discharge of pollutants or hazardous chemicals;

•	industrial accidents;

•	labour disputes and shortages;

•	supply and shipping problems and delays;

•	shortage of equipment and contractor availability;

•	difficulty in applying technology such as bio-oxidation processing;

•	unusual or unexpected geological or operating conditions;

•	slope failures;

•	cave-ins of underground workings;

•	failure of pit walls or dams;

•	fire;

•	changes in the regulatory environment; and

•	natural phenomena such as inclement weather conditions, floods and earthquakes.

      These or other occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, delayed production, monetary losses and possible legal liability. We could incur liabilities as a result of pollution and other casualties. Satisfying such liabilities could be very costly and could have a material adverse effect on our financial position and results of operations.

Our mining operations are subject to numerous environmental laws, regulations and permitting requirements that can delay production and adversely affect operating and development costs.

      We cannot assure you that compliance with existing regulations governing the discharge of materials into the environment, or otherwise relating to environmental protection, in the jurisdictions where we have projects will not have a material adverse effect on our exploration activities, results of operations or competitive position. New or expanded regulations, if adopted, could affect the exploration or development of our projects or otherwise have a material adverse effect on our operations.

      A significant portion of our recently acquired Dunkwa property and portions of our Wassa development property as well as some of our exploration properties in Ghana are located within forest reserve areas. Although Dunkwa and Wassa have been identified by the Government of Ghana as eligible for mining permits subject to normal procedures and a site inspection, there can be no assurance that permits for projects in forest reserve areas will be issued in a timely fashion, or at all, or that such permits will not contain special requirements with which it is burdensome or expensive to comply.

      Our relocation of the processing plant to Bondaye near Prestea, conversion of the existing Bogoso/ Prestea processing plant to process refractory sulfide and other activities will require mining and other permits from the Government of Ghana. There can be no assurance that all of these permits will be issued on a timely basis or at all, or that the permits issued will not be subject to requirements or conditions with which it is burdensome or expensive to comply. This could adversely affect our projected production commencement dates, production amounts and costs.

      As a result of the foregoing risks, project expenditures, production quantities and rates and cash operating costs, among other things, could be materially and adversely affected and could differ materially from anticipated expenditures, production quantities and rates, and costs. In addition, estimated production dates could be delayed materially. Any such events could materially and adversely affect our business, financial condition, results of operations and cash flows.

The development and operation of our mining projects involve numerous uncertainties.

      Mine development projects, including our ongoing development at Wassa and anticipated expansion at Bogoso/ Prestea, typically require a number of years and significant expenditures during the development phase before production is possible.

      Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

•	estimation of mineral reserves and mineral resources;

•	anticipated metallurgical recovery rates;

•	environmental considerations and permitting;

•	future gold prices; and

•	anticipated capital and operating costs of such projects.

      Our mine development projects could have limited relevant operating history upon which to base estimates of future operating costs and capital requirements. Estimates of proven and probable mineral reserves and operating costs determined in feasibility studies are based on geologic and engineering analyses and might not prove to be accurate.

      Any of the following events, among others, could affect the profitability or economic feasibility of a project:

•	unanticipated changes in grade and tonnage of ore to be mined and processed;

•	unanticipated adverse geotechnical and process recovery conditions;

•	incorrect data on which engineering assumptions are made;

•	costs of constructing and operating a mine in a specific environment;

•	availability and cost of processing and refining facilities;

•	availability of economic sources of power;

•	adequacy of water supply;

•	adequate access to the site including competing land uses (such as agriculture and illegal mining);

•	unanticipated transportation costs;

•	government regulations (including regulations relating to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

•	fluctuations in gold prices; and

•	accidents, labour actions and force majeure events.

      Adverse effects on the operations or further development of a project could also adversely affect our business, financial condition, results of operations and cash flow. Because of these uncertainties, and others identified in “Risk Factors”, there can be no assurance that our production estimates at Bogoso/ Prestea and Wassa can or will be achieved.

We need to continually obtain additional mineral reserves for gold production.

      Because mines have limited lives based on proven and probable mineral reserves, we must continually replace and expand our mineral reserves as our mines produce gold. At current average production rates, we estimate that Bogoso/ Prestea has over ten years of mine life, but our estimates might not be correct and the mine life would be shortened if we expand production. Our ability to maintain or increase our annual production of gold will be dependent in significant part on our ability to bring new mines into production and to expand or extend the life of existing mines.

Gold exploration is highly speculative, involves substantial expenditures, and is frequently non-productive.

      Gold exploration, including the exploration of the Prestea Underground, involves a high degree of risk and exploration projects are frequently unsuccessful. Few prospects that are explored end up being ultimately developed into producing mines. To the extent that we continue to be involved in gold exploration, the long-term success of our operations will be related to the cost and success of our exploration programs. We cannot assure you that our gold exploration efforts will be successful. The success of gold exploration is determined in part on the following factors:

•	the identification of potential gold mineralization based on superficial analysis;

•	the quality of our management and our geological and technical expertise; and

•	the capital available for exploration and development.

      Substantial expenditures are required to determine if a project has economically mineable mineralization. It could take several years to establish proven and probable mineral reserves and to develop and construct mining and processing facilities. As a result of these uncertainties, we cannot assure you that current and future exploration programs will result in the discovery of mineral reserves, the expansion of our existing mineral reserves and the development of mines.

We face competition from other mining companies in connection with the acquisition of properties.

      We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities. As a result of this competition, we might be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

Title to our mineral properties could be challenged.

      Our policy is to seek to confirm the validity of our rights to title to, or contract rights with respect to, each mineral property in which we have a material interest. However, we cannot guarantee that title to our properties will not be challenged. Title insurance generally is not available, and our ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions could be severely constrained. We might not have conducted surveys of all of the properties in which we hold direct or indirect interests and, therefore, their precise area and location could be in doubt. Accordingly, our mineral properties could be subject to prior unregistered agreements, transfers or claims, and title could be affected by, among other things, undetected defects. In addition, we might be unable to operate our properties as permitted or to enforce our rights with respect to our properties.

We depend on the services of key executives.

      We are dependent on the services of key executives including our President and Chief Executive Officer and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of our company, the loss of these persons or our inability to attract and retain additional highly skilled employees could adversely affect the exploration and development of our properties, which could have a material adverse effect on our business and future operations.

      The period of weak gold prices prior to 2002 resulted in the depletion in the number of trained and experienced professionals and managers in our industry. Higher gold prices have resulted in an increased demand for these people, and it could therefore be more difficult to attract or retain such experienced professionals and managers without significantly increasing the cost to Golden Star.

Our insurance coverage could be insufficient.

      Our business is subject to a number of risks and hazards generally, including:

•	adverse environmental conditions;

•	industrial accidents;

•	labour disputes;

•	unusual or unexpected geological conditions;

•	ground or slope failures;

•	cave-ins;

•	changes in the regulatory environment; and

•	natural phenomena such as inclement weather conditions, floods and earthquakes.

•	political risks including expropriation and civil war

      Such occurrences could result in:

•	damage to mineral properties or production facilities;

•	personal injury or death;

•	loss of legitimate title to properties

•	environmental damage to our properties or the properties of others;

•	delays in mining;

•	monetary losses; and

•	possible legal liability.

      Although we maintain insurance in amounts that we believe to be reasonable, our insurance might not cover all the potential risks associated with our business. We might also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage might not continue to be available or might not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which we cannot insure against or which we might elect not to insure against because of premium costs or other reasons. Losses from these events might cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

Governmental and Regulatory Risks

As a holding company, limitations on the ability of our operating subsidiaries to make distributions to us could adversely affect the funding of our operations.

      We are a holding company that conducts operations through foreign (principally African) subsidiaries and joint ventures, and substantially all of our assets consist of equity in these entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and these entities, or among these entities, could restrict our ability to fund our operations efficiently. Any such limitations, or the perception that such limitations might exist now or in the future, could have an adverse impact on our valuation and stock price.

We are subject to changes in the regulatory environment where we operate.

      Our mining operations and exploration activities are subject to extensive regulation governing various matters, including:

•	licensing

•	production

•	taxes

•	water disposal

•	toxic substances

•	mine safety

•	development and permitting

•	exports

•	imports

•	labour standards

•	occupational health and safety

•	environmental protections

      Compliance with these regulations increases the costs of the following:

•	planning

•	designing

•	drilling

•	operating

•	developing

•	constructing

•	closure and reclamation

      We believe that we are in substantial compliance with current laws and regulations in Ghana and elsewhere. However, these laws and regulations are subject to frequent change and reinterpretation. Due to the substantial increase in mining development during 2003 in Ghana, the Government of Ghana has been reviewing the adequacy of reclamation bonds and guarantees throughout the country and in some cases has requested higher levels of bonding than previously had been required. There can be no assurance that our bonds would not increase. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation of these laws and regulations could have a material adverse impact on us, cause a reduction in levels of production and delay or prevent the development or expansion of our properties in Ghana.

      Government regulations limit the proceeds from gold sales that could be withdrawn from Ghana. Changes in regulations that increase these restrictions could have a material adverse impact on us, as Bogoso/ Prestea is currently our only source of internally generated operating cash flows.

The Government of Ghana has the right to participate in the ownership and control of certain subsidiaries.

      The Government of Ghana currently has a 10% carried interest in our subsidiaries that own our Bogoso/ Prestea mine, Wassa development property and Prestea Underground property. The Government of Ghana also has: (a) the right to acquire up to an additional 20% equity interest in each of these subsidiaries for a price to be determined by agreement or arbitration; (b) the right to acquire a special share or golden share in such subsidiaries at any time for no consideration or such consideration as the Government of Ghana and such subsidiaries might agree; and (c) a pre-emptive right to purchase all gold and other minerals produced by such subsidiaries. We cannot assure you that the Government of Ghana would not seek to exercise one or more of these rights, which could reduce our equity interest. A reduction in our equity interest could reduce our income or cash flows from Bogoso/ Prestea and/or reduce our anticipated income or cash flows from Wassa, reducing amounts available to us for reinvestment and adversely affecting our ability to take certain actions.

We are subject to risks relating to exploration, development and operations in foreign countries.

      Certain laws, regulations and statutory provisions in certain countries in which we have mineral rights could, as they are currently written, have a material negative impact on our ability to develop or operate a commercial mine. For countries where we have exploration or development stage projects, we intend to negotiate mineral agreements with the governments of these countries and seek variances or otherwise be exempted from the provisions of these laws, regulations and/or statutory provisions. We cannot assure you, however, that we will be successful in obtaining mineral agreements or variances or exemptions on commercially acceptable terms.

      Our assets and operations are affected by various political and economic uncertainties, including:

•	the risks of war, civil unrest, coups or other violent or unexpected changes in government;

•	political instability and violence;

•	expropriation and nationalization;

•	renegotiation or nullification of existing concessions, licenses, permits, and contracts;

•	illegal mining;

•	changes in taxation policies;

•	restrictions on foreign exchange and repatriation; and

•	changing political conditions, currency controls, and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Illegal mining occurs on our properties, is difficult to control, can disrupt our business and can expose us to liability.

      Artisanal miners illegally work on our properties from time to time, despite the fact that we have hired security personnel to protect our properties. The presence of illegal miners could lead to project delays and disputes regarding the development or operation of commercial gold deposits. The work performed by the illegal miners could cause environmental damage or other damage to our properties, or personal injury or death for which we could potentially be held responsible. Extensive illegal mining could result in surface depletion of mineral deposits, potentially making the future mining of such deposits uneconomic.

Our activities are subject to complex laws, regulations and accounting standards that can adversely affect operating and development costs, the timing of operations, the ability to operate and financial results.

      Our business, mining operations and exploration and development activities are subject to extensive Canadian, US, Ghanaian and other foreign, federal, state, provincial, territorial and local laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection of the environment, reclamation, historic and cultural resource preservation, mine safety and occupational health, toxic substances, reporting and other matters, as well as accounting standards. Compliance with these laws, regulations and standards or the imposition of new such requirements could adversely affect operating and development costs, the timing of operations, the ability to operate and financial results.

Market Risks

The market price of our common shares could experience volatility and could decline significantly.

      Our common shares are listed on the American Stock Exchange and the Toronto Stock Exchange. Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. Our share price is also likely to be significantly affected by short-term changes in gold prices or in our financial condition or results of operations as reflected in our quarterly earnings reports. Other factors unrelated to our performance that could have an effect on the price of our common shares include the following:

•	the extent of analytical coverage available to investors concerning our business could be limited if investment banks with research capabilities do not continue to follow our securities;

•	the trading volume and general market interest in our securities could affect an investor’s ability to trade significant numbers of common shares;

•	the relatively small size of the public float will limit the ability of some institutions to invest in our securities; and

•	a substantial decline in our stock price that persists for a significant period of time could cause our securities to be delisted from the American Stock Exchange and the Toronto Stock Exchange, further reducing market liquidity.

      As a result of any of these factors, the market price of our common shares at any given point in time might not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

You could have difficulty or be unable to enforce certain civil liabilities on us, certain of our directors and our experts.

      We are a Canadian corporation. Substantially all of our assets are located outside of Canada and the US, and our head office is located in the US. Additionally, a number of our directors and the experts are residents of Canada. Although we have appointed Koffman Kalef, Suite 1900, 885 West Georgia Street, Vancouver, British Columbia and Field LLP, 1900, 350 — 7th Avenue S.W., Calgary, Alberta as our agents for service of process in the Provinces of British Columbia and Alberta, respectively, it might not be possible for investors to collect judgments obtained in Canadian courts predicated on the civil liability provisions of securities legislation. It could also be difficult for you to effect service of process in connection with any action brought in the US upon such directors and experts. Execution by US courts of any judgment obtained against us or any of the directors, executive officers or experts in US courts would be limited to the assets of Golden Star Resources Ltd. or the assets of such persons or corporations, as the case might be, in the US. The enforceability in Canada of US judgments or liabilities in original actions in Canadian courts predicated solely upon the civil liability provisions of the federal securities laws of the US is doubtful.

There may be certain tax risks associated with investments in our company.

      Potential investors that are US taxpayers should consider that we could be considered to be a “passive foreign investment company” (“PFIC”) for federal income tax purposes. Although we believe that we currently are not a PFIC and do not expect to become a PFIC in the near future, the tests for determining PFIC status are dependent upon a number of factors, some of which are beyond our control, and we can not assure you that we would not become a PFIC in the future. If we were deemed to be a PFIC, then a US taxpayer who disposes or is deemed to dispose of our shares at a gain, or who received a so-called “excess distribution” on the shares, generally would be required to treat such gain or excess distribution as ordinary income and pay an interest charge on a portion of the gain or distribution unless the taxpayer makes a timely qualified electing fund election (a “QEF” election). A US taxpayer who makes a QEF election generally must report on a current basis his or her share of any of our ordinary earnings and net capital gain for any taxable year in which we are a PFIC, whether or not we distribute those earnings. Special estate tax rules could be applicable to our shares if we are classified as a PFIC for income tax purposes.

Future sales of our common shares by our existing shareholders could decrease the trading price of the common shares.

      Sales of a large number of our common shares in the public markets, or the potential for such sales, could decrease the trading price of our common shares and could impair our ability to raise capital through future sales of our common shares. We completed sales of units, comprised of common shares and warrants, in January, July and December 2002 and February 2003 and sales of common shares in August, October, and December 2003, all but the December 2003 offering at prices significantly less than the current market price of our common shares. Accordingly, a significant number of our shareholders have an investment profit in our securities that they could seek to liquidate. Substantially all of our common shares not held by affiliates can be resold without material restriction in the US and Canada.

The existence of outstanding rights to purchase common shares could impair our ability to raise capital.

      As of June 4, 2004 approximately 18.2 million common shares are issuable on exercise of warrants, options or other rights to purchase common shares at prices ranging from Cdn.$1.02 to Cdn.$9.07. During the life of the warrants, options and other rights, the holders are given an opportunity to profit from a rise in the market price of our common shares with a resulting dilution in the interest of the other shareholders. Our ability to obtain additional financing during the period such rights are outstanding could be adversely affected, and the existence of the rights could have an adverse effect on the price of our common shares. The holders of the warrants, options and other rights can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital by new offering of securities on terms more favorable than those provided by the outstanding rights.

MATERIAL CONTRACTS

      There are no contracts material to Golden Star entered into within the two-year period preceding the date of this Offer and Circular other than contracts previously referenced in publicly-filed documents or contracts entered into in the ordinary course of business. Copies of these agreements may be inspected during ordinary business hours at the Offeror’s registered office in Littleton, Colorado prior to the expiry of the Offer.

INTERESTS OF EXPERTS

Financial Information

      The financial statements incorporated by reference in this Circular for the year ended December 31, 2003, together with the pro forma consolidated financial statements included in Annex B to this Circular, have been so incorporated or included, as applicable, in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Scientific and Technical Data

      Certain data of a scientific or technical nature regarding our mineral reserves and mineral resources included in this Circular or included in documents incorporated by reference into this Circular have been verified by our full-time employees, Mr. Dave Alexander, Project Planning Manager in Ghana, and Mr. Mitchell Wasel, Exploration Manager in Ghana. Each of Messrs. Alexander and Wasel is a “qualified person”, as defined in National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“National Instrument 43-101”) and, in addition to their employment with us, each beneficially owns common shares, including common shares issuable upon exercise of options, consisting of less than 1% of our outstanding common shares.

          Wassa

      An independent technical report dated April 30, 2003 supporting our estimates of mineral resources at Wassa was prepared by Mr. Keith McCandlish, P. Geol., of Associated Mining Consultants Ltd., given on his authority as an expert in mining engineering and geology and as a “qualified person” within the meaning of National Instrument 43-101. Neither Mr. McCandlish nor any of the officers, directors and other employees of Associated Mining Consultants Ltd. hold any of our common shares. A technical report dated August 1, 2003 supporting our estimates of mineral reserves at Wassa was prepared by Mr. Dave Alexander, C.Eng, given on his authority as an expert in mining engineering and as a “qualified person” within the meaning of National Instrument 43-101. The statement of mineral reserves at Wassa was prepared by Mr. Alexander and the statements of mineral resources at Wassa included in this Circular were prepared by Mr. Wasel.

          Bogoso Prestea

      An independent technical report dated June 9, 2004 supporting our estimates of mineral reserves and mineral resources at Bogoso/ Prestea was prepared by Mr. Rick Skelton, C.Eng., and Dr. John Arthur, C.Geol., of SRK Consulting (UK) Ltd. given on their authority as experts in mining engineering and geology and as “qualified persons” within the meaning of National Instrument 43-101. Neither Messrs. Skelton nor Arthur nor any of the officers, directors and other employees of SRK Consulting (UK) Ltd. hold any of our common shares. The statements of mineral reserves at Bogoso/ Prestea were prepared by Mr. Alexander and the statements of mineral resources at Bogoso/ Prestea included in this Circular were prepared by Mr. Wasel.

          Yaou/Dorlin and Paul Isnard

      The statements of estimated mineral resources for the Yaou, Dorlin and Paul Isnard properties included in this Circular were prepared by Mr. Colin Jones, Partner and Manager (Audits) of RSG Global Pty Ltd., given on his authority as an expert in mining engineering and geology and as a “qualified person” within the meaning of National Instrument 43-101. Neither Mr. Jones nor any of the officers, directors and other employees of RSG Global Pty Ltd. hold any of our common shares.

Legal Matters

      Certain legal matters relating to the offer and to the common shares to be distributed pursuant to the offer will be reviewed by Fasken Martineau DuMoulin LLP, Toronto, Ontario. As of the date hereof, the partners and associates of

Fasken Martineau DuMoulin LLP, as a group, beneficially owned directly or indirectly less than 1% of our issued and outstanding common shares.

      During the year 2003, we obtained legal services from Fasken Martineau DuMoulin LLP, a law firm to which Mr. MacGregor, our director and Chairman of the Board, is counsel. The total value of all legal services provided in 2003 was Cdn.$169,000. The same law firm continues to provide services to us, including services related to the offer. Mr. MacGregor performed no services (other than services as a director for which he was compensated) for us for which he or the firm received compensation. He did not receive during 2003 and will not receive during 2004 any economic benefit directly or indirectly from payments made by us for the services performed by the firm.

AUDITORS, TRANSFER AGENT AND REGISTRAR

      The auditors of Golden Star are PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta.

      The transfer agent and registrar for the Golden Star common shares is CIBC Mellon Trust Company at its principal offices in the cities of Vancouver, British Columbia and Toronto, Ontario.

ANNEX B

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF

GOLDEN STAR RESOURCES LTD.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF

GOLDEN STAR RESOURCES LTD.

COMPILATION REPORT

To the Directors of Golden Star Resources Ltd.

We have read the accompanying unaudited pro forma consolidated balance sheet of Golden Star Resources Ltd. (the “Company”) as at March 31, 2004 and unaudited pro forma consolidated statements of operations for the three month period then ended, and for the year ended December 31, 2003, all of which have been prepared in accordance with Canadian Generally Accepted Accounting Principles. We have performed the following procedures.

1.	Compared the figures in the columns captioned “Golden Star Resources Ltd.” to the consolidated financial statements of Golden Star Resources Ltd. as at March 31, 2004 and for the three month period then ended, and found them to be in agreement, or recalculated those figures based on information in such consolidated financial statements, and found the amounts to be arithmetically correct.

2.	Compared the figures in the columns captioned “IAMGold Corporation” to the consolidated financial statements of IAMGold Corporation as at March 31, 2004 and for the three month period then ended, and found them to be in agreement, or recalculated those figures based on information in such consolidated financial statements, and found the amounts to be arithmetically correct.

3.	Compared the figures in the column captioned “Golden Star Resources Ltd.” to the consolidated financial statements of Golden Star Resources Ltd. for the year ended December 31, 2003, and found them to be in agreement, or recalculated those figures based on information in such audited consolidated financial statements, and found the amounts to be arithmetically correct.

4.	Compared the figures in the column captioned “IAMGold Corporation” to the audited consolidated financial statements of IAMGold Corporation for the year ended December 31, 2003, and found them to be in agreement, or recalculated those figures based on information in such audited consolidated financial statements, and found the amounts to be arithmetically correct.

5.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

a.	the basis for determination of the pro forma adjustments; and

b.	whether the pro forma consolidated financial statements comply as to form in all material respects with the securities acts of the provinces and territories of Canada (the “Acts”) and the related regulations.

            The officials:

a.	described to us the basis for determination of the pro forma adjustments; and

b.	stated that the pro forma consolidated financial statements comply as to form in all material respects with the Acts and related regulations.

6.	Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Golden Star Resources Ltd.” and “IAMGold Corporation” as at March 31, 2004 and for the three month period then ended and found the amounts in the column captioned “Pro Forma Consolidated” to be arithmetically correct.

8.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Golden Star Resources Ltd.” and “IAMGold Corporation” for the year ended December 31, 2003 and found the amounts in the column captioned “Pro Forma Consolidated” to be arithmetically correct.

      These pro forma consolidated financial statements are based on management’s assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma condensed consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Chartered Accountants

Calgary, Alberta
June 9, 2004

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF

GOLDEN STAR RESOURCES LTD.

DESCRIPTION OF OFFER TO PURCHASE IAMGOLD CORPORATION

(All monetary figures are in United States dollars)

      Golden Star Resources Ltd. (“Golden Star”, the “Company”, “us”, “we”) announced on May 27, 2004 a proposed business combination with IAMGold Corporation (“IAMGold”). On June 9, 2004 we commenced our offer to exchange 1.15 Golden Star common shares for each common share of IAMGold, or approximately 171.7 million of Golden Star common shares for approximately 149.3 million IAMGold common shares, assuming all in-the-money options to purchase IAMGold common shares are exercised.

      Assuming all IAMGold shares are exchanged in this offer, immediately following the exchange, approximately 48% of the shares would be held by current Golden Star shareholders and approximately 52% of the shares would be held by current IAMGold shareholders, calculated on a fully diluted basis. As the relative share ownership of the two groups of shareholders is similar, it is expected that Golden Star’s board of directors and management will retain their positions in the combined entity and Golden Star’s corporate office will continue to be the headquarters of the combined entity, Golden Star is considered to be the acquirer for the purposes of purchase accounting. In accordance with this assumption, IAMGold’s assets and liabilities have been restated in the pro forma financial statements presented below, to reflect their estimated fair values as of the date of the announcement of the proposed acquisition.

      The pro forma financial statements are based upon a Golden Star common share price of $5.10, this amount being the average closing common share price of Golden Star on the AMEX for the three days before and after May 27, 2004, the day of the date of the public announcement of Golden Star’s proposed business combination with IAMGold.

      As a consequence of the nature of the transaction, there may be, and likely will be, actions and other events or changes initiated by IAMGold that would significantly change purchase prices and purchase price allocations. Also, Golden Star has not had access to proprietary and confidential corporate financial and other information of IAMGold and has not had an opportunity to undertake any due diligence procedures. Such information and procedures may provide Golden Star with additional information that could materially affect the purchase price paid for the acquisition of IAMGold, the purchase price allocation and, accordingly, the assumptions and pro forma adjustments. Identified factors which may have a significant impact on the basis and results of the combinations are described in Note 3 of the accompanying notes to the Pro Forma Consolidated Financial Statements.

      The combination of Golden Star and IAMGold is subject to, among other things, regulatory approval. The fair value of IAMGold’s assets and liabilities will ultimately be determined after the completion of the transaction. Therefore, it is likely that the fair values of assets and liabilities will vary from those shown and the differences may be material.

      The preliminary allocation of the purchase price ($000s) summarized in the table below is subject to change:

Purchase price
149,266,712 IAMGold shares (1)	$874,877
Estimated acquisition costs	10,000

$884,877

Net assets acquired
Cash and cash equivalents	$49,357
Non-cash working capital	72,561
Other long-term assets	30,748
Equity investments in mine properties	77,000
Royalty interests	78,000
Property, plant and equipment	116,382
Goodwill	527,956
Rehabilitation provision	(6,034)
Long-term debt	(11,399)
Future income taxes, net	(53,707)
Share purchase loans	266
Deferred stock-based compensation	3,748

$884,877

1.	The amount shown is an estimated price based on the number of IAMGold shares outstanding on June 4, 2004 and assumes the exercise of all IAMGold options where the market price on June 4, 2004 exceeds such option’s exercise price, or “in-the-money” IAMGold options.

2.	The allocation shown above assumes IAMGold will pay a $23 million break fee to Wheaton River. If Wheaton River were to combine with Coeur d’Alene, IAMGold may then receive a $26 million payment from Coeur d’Alene or Wheaton River in lieu of any break fee pursuant to an agreement between Golden Star and Coeur d’Alene. If IAMGold receives the $26 million payment from Coeur d’Alene, the combined company’s cash would be $49 million higher and the goodwill would be $49 million lower than shown above.

BASIS OF PRESENTATION

      Set out below are the unaudited consolidated pro forma statements of operation for the year ended December 31, 2003 and three months ended March 31, 2004 and the unaudited consolidated pro forma balance sheet of Golden Star at March 31, 2004. These statements have been prepared by the management of Golden Star to assist you in your analysis of the financial effects of the proposed business combination of Golden Star and IAMGold.

      The Golden Star information has been derived from our historical unaudited financial statements as of and for the three months ended March 31, 2004 and from our historical audited financial statements for the year ended December 31, 2003. Our historical data was prepared using accounting principles generally accepted in Canada.

      IAMGold’s information has been compiled solely from publicly available information for the same periods as Golden Star’s, as described above. IAMGold has not provided us access to their detailed accounting records nor has IAMGold assisted us in preparing any of the data contained in the pro forma financial statements shown below. IAMGold’s historical data was prepared using accounting principles generally accepted in Canada.

      It is management’s opinion that these pro forma consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the transaction described above in accordance with Canadian generally accepted accounting principles applied on a basis consistent with Golden Star’s accounting policies.

      The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Golden Star which would have actually resulted had the proposed transactions been effected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future. The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of Golden Star and IAMGold, described above.

      The pro forma consolidated financial statements assume that IAMGold will combine with Golden Star, and Wheaton River will not combine with Coeur d’Alene. As a result, IAMGold may be required to pay a $23 million break fee to Wheaton River. If Wheaton River agrees to combine with Coeur d’Alene, rather than IAMGold paying a $23 million break fee, Golden Star may receive a $26 million payment from Wheaton River or Coeur d’Alene. The accounting effect of this event on the pro forma financial statements would be a $49 million increase in the combined company’s cash and a $49 million reduction in goodwill on the balance sheet of the combined entity both at March 31, 2004 under Canadian GAAP and at December 31, 2003 under US GAAP. This change would not affect net income or earnings per share.

GOLDEN STAR RESOURCES LTD.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31, 2003

(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts and unless otherwise stated)

	As Reported

	Golden				Pro Forma	Pro Forma
	Star	IAMGold	Note		Adjustments	Consolidated

Gold sales	$63,512	$96,607	3	(l)	$(1,654)	$158,465
Royalties	—	4,504			—	4,504
Interest and other income	858	—			—	858

Total Revenues	64,370	101,111			(1,654)	163,827

Cost of mining operations	32,125	56,336			—	88,461
Depreciation, depletion and amortization	4,993	26,552	3	(g)(k)	6,405	37,950
Accretion of asset retirement obligation	578	1,368	3	(k)	(1,084)	862
Exploration expense	594	5,496	3	(j)	(5,496)	594
General and administrative expense	5,566	6,626	3	(k)	1,840	14,032
Foreign exchange (gain)/loss	(2,331)	576			—	(1,755)
Interest and other expense	217	987			—	1,204

Total Expenses	41,742	97,941			1,665	141,348

Income before investment income, equity income and minority interest	22,628	3,170			(3,319)	22,479
Investment income	1,905	2,421			—	4,326
Equity income	—	9,650			(551)	9,099
Minority interest	(2,577)	—			—	(2,577)

Income before income taxes	21,956	15,241			(3,870)	33,327
Income tax	—	(202)	3	(h)	710	508

Net income	$21,956	$15,039			$(3,160)	$33,835

Earnings per share			1	A(a)
Basic						$0.120
Diluted						$0.115
Weighted-average number of shares outstanding (in thousands of shares)			1	A(b)
Basic						282,608
Diluted						293,726

GOLDEN STAR RESOURCES LTD.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

First Quarter ended March 31, 2004

(Unaudited)
(Expressed in thousands of United States dollars,
except per share amounts and unless otherwise stated)

	As Reported

	Golden				Pro Forma	Pro Forma
	Star	IAMGold	Note		Adjustments	Consolidated

Gold sales	$19,265	$26,105	3	(l)	$(414)	$44,956
Royalties	—	1,527			—	1,527
Interest and other income	592	1,324			—	1,916

Total Revenues	19,857	28,956			(414)	48,399

Cost of mining operations	9,125	15,558				24,683
Depreciation, depletion, amortization and accretion	2,437	7,582	3	(g)	1,833	11,852
Exploration expense	234	1,068	3	(j)	(1,068)	234
General and administrative expense	1,856	2,328			—	4,184
Interest and other expense/(income)	289	(43)			—	246

Total Expenses	13,941	26,493			765	41,199

Income before investment income, equity income and minority interest	5,916	2,463			(1,179)	7,200
Equity income	—	4,116			(115)	4,001
Minority interest	(722)	—			—	(722)

Income before income taxes	5,194	6,579			(1,294)	10,479
Income tax	—	(673)	3	(h)	453	(220)

Net income	$5,194	$5,906			$(841)	$10,259

Earnings per share			1	B(a)
Basic						$0.034
Diluted						$0.032
Weighted-average number of shares outstanding (in thousands of shares)			1	B(b)
Basic						304,815
Diluted						318,044

GOLDEN STAR RESOURCES LTD.

PRO FORMA CONSOLIDATED BALANCE SHEET

March 31, 2004

(Unaudited)
(Expressed in thousands of United States dollars)

	As Reported

	Golden				Pro Forma	Pro Forma
	Star	IAMGold	Note		Adjustments	Consolidated

ASSETS
CURRENT
Cash and cash equivalents	$86,017	$65,745	3	(d)	$(26,388)	$125,374
Gold bullion	—	47,445	3	(c)	14,054	61,499
Accounts receivable	1,667	20,646			—	22,313
Inventory	14,227	9,601			—	23,828
Other	1,918	—			—	1,918

	103,829	143,437			(12,334)	234,932
Restricted cash	3,317	—			—	3,317
Marketable securities	—	1,102	3	(c)	1,377	2,479
Property plant and equipment	18,930	83,397	3	(c)	32,985	135,312
Deferred exploration and development	3,850	—	3	(c)	5,500	9,350
Mine construction in progress	32,988	—			—	32,988
Mining properties	64,398	—			—	64,398
Stockpiled ore	—	14,598			—	14,598
Equity investment in mining properties	—	63,922	3	(c)	13,078	77,000
Royalty interest	—	62,089	3	(c)	15,911	78,000
Goodwill	—	74,886	3	(e)	453,070	527,956
Future income taxes	—	43	3	(c)	(43)	—
Long-term receivables	—	6,933			—	6,933
Other	2,282	1,238			—	3,520

	$229,594	$451,645			$509,544	$1,190,783

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$6,582	$19,186			$—	$25,768
Construction retention payable	1,375	—			—	1,375
Royalties payable	582	—			—	582
Current debt	142	—			—	142

	8,681	19,186			—	27,867
Long-term debt	610	11,399			—	12,009
Future income taxes	—	20,336	3	(h)	33,371	53,707
Asset retirement obligations	7,919	6,034			—	13,953
Other	—	1,241	3	(c)	(1,241)	—

	17,210	58,196			32,130	107,536
Minority interest	8,197	—			—	8,197
SHAREHOLDERS’ EQUITY
Share purchase options	—	4,560	3	(c)	(4,560)	—
Deferred stock-based compensation	—	—			(3,748)	(3,748)
Share purchase loans	—	(266)			—	(266)
Share capital	328,209	343,243			(343,243)	328,209
					874,877	874,877
Retained earnings	(124,022)	45,912			(45,912)	(124,022)

	$229,594	$451,645			$509,544	$1,190,783

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of United States dollars or shares except per share amounts)

1.	PRO FORMA EARNINGS PER SHARE

A.	Based on Golden Star’s common shares outstanding at December 31, 2003.

(a)	Pro forma basic earnings per share
	The number of Golden Star common shares outstanding is as follows:
	Number of Golden Star common shares outstanding as of December 31, 2003	132,924
	The number of Golden Star common shares to be issued to IAMGold shareholders	171,657

	Pro forma number of Golden Star common shares outstanding	304,581

The weighted-average number of Golden Star common shares for computation of pro forma basic earnings per share is as follows:

	Weighted-average number of Golden Star common shares outstanding as of December 31, 2003	110,951
	The number of Golden Star common shares to be issued to IAMGold shareholders	171,657

	Pro forma basic weighted-average number of Golden Star common shares outstanding	282,608

	Pro forma net income	$33,835

	Pro forma basic earnings per share	$0.120

(b)	Pro forma diluted earnings per share
	Pro forma weighted-average number of Golden Star common shares outstanding	282,608
	Dilutive effect of Golden Star stock options and warrants	11,118

	Pro forma dilutive weighted-average number of Golden Star common shares outstanding	293,726

	Pro forma dilutive earnings per share	$0.115

(Unaudited)

(Expressed in thousands of United States dollars or shares except per share amounts)

B.	Based on Golden Star’s common shares outstanding at March 31, 2004.

(a)	Pro forma basic earnings per share
	The number of Golden Star common shares outstanding is as follows:
	Number of Golden Star common shares outstanding as of March 31, 2004	133,312
	The number of Golden Star common shares to be issued to IAMGold shareholders	171,657

	Pro forma number of Golden Star common shares outstanding	304,969

The weighted-average number of Golden Star common shares for computation of pro forma basic earnings per share is as follows:

	Weighted-average number of Golden Star common shares outstanding as of March 31, 2004	133,158
	The number of Golden Star common shares to be issued to IAMGold shareholders	171,657

	Pro forma basic weighted-average number of Golden Star common shares	304,815

	Pro forma net income	$10,259

	Pro forma basic earnings per share	$0.034

(b)	Pro forma diluted earnings per share
	Pro forma weighted-average number of Golden Star common shares outstanding	304,815
	Dilutive effect of Golden Star stock options and warrants	13,229

	Pro forma dilutive weighted-average number of Golden Star common shares outstanding	318,044

	Pro forma dilutive earnings per share	$0.032

2.	PRO FORMA FINANCIAL STATEMENTS UNDER U.S. GAAP

A.	Pro Forma Consolidated Balance Sheet Under US GAAP as of December 31, 2003

(Unaudited)

(Expressed in thousands of United States dollars)

	As Reported

	Golden				Pro Forma	Pro Forma
	Star	IAMGold	Note		Adjustments	Consolidated

ASSETS
CURRENT
Cash and cash equivalents	$89,970	$53,171	3	(d)	$(26,388)	$116,753
Gold bullion	—	47,283	3	(c)	12,958	60,241
Accounts receivable	790	2,714			—	3,504
Inventory	12,661	—			—	12,661
Other	1,514	155			—	1,669

	104,935	103,323			(13,430)	194,828
Restricted cash	3,317	—			—	3,317
Marketable securities	—	2,479			—	2,479
Property plant and equipment	18,202	—			—	18,202
Deferred exploration and development	—	—	3	(c)	5,500	5,500
Mine construction in progress	25,647	—			—	25,647
Mining properties	46,478	—			—	46,478
Equity investment in mining properties	—	175,665	3	(c)	48,839	224,504
Royalty interest	—	62,603	3	(c)	15,397	78,000
Goodwill	—	74,886	3	(e)	463,317	538,203
Long-term receivables	1,000	975	3	(c)	(975)	1,000
Other	758	1,239			—	1,997

	$200,337	$421,170			$518,648	$1,140,155

LIABILITIES
Current liabilities	$8,151	$12,941			$—	$21,092
Long-term debt	657	—			—	657
Future income taxes	—	21,425	3	(h)	34,589	56,014
Asset retirement obligations	7,745	—			—	7,745

	16,553	34,366			34,589	85,508
Minority interest	3,367	—			—	3,367
SHAREHOLDERS’ EQUITY
Share purchase options	—	8,789	3	(c)	(8,789)	—
Deferred stock-based compensation	—	—			(3,748)	(3,748)
Share purchase loans	—	(266)			—	(266)
Share capital	324,609	347,681			(347,681)	324,609
					874,877	874,877
Contributed surplus	—	78			(78)	—
Accumulated comprehensive income	1,316	1,086			(1,086)	1,316
Retained earnings	(145,508)	29,436			(29,436)	(145,508)

	$200,337	$421,170			$518,648	$1,140,155

B.	Reconciliation of December 2003 Statement of Operations to U.S. GAAP

Golden Star net income as reported	$13,357
IAMGold’s net income as reported	12,802
Additional depreciation, depletion and amortization from increases in IAMGold’s asset fair values	(5,963)
Eliminate deferred revenue — fair value nil	(1,654)
Income tax impact of adjustments	2,666

Pro forma net income — U.S. GAAP	$21,208

Other comprehensive income:
IAMGold’s gain on marketable securities	1,086
Eliminate IAMGold’s gain on marketable securities — note 3(n)	(1,086)
Golden Star’s loss on marketable securities	(548)

Pro forma comprehensive income	$20,660

Earning per share (in U.S. dollars)
Basic	$0.075
Diluted	$0.072
Comprehensive income per share (in U.S. dollars)
Basic	$0.073
Diluted	$0.070
Weighted average number of shares outstanding (in thousands of shares)
Basic	282,608
Diluted	293,726

      Financial statements for IAMGold at March 31, 2004 and for the three months then ended, prepared in accordance with U.S. GAAP are not available.

(Expressed in thousands of United States dollars or shares except per share amounts)

C.	Pro Forma Earnings Per Share Under U.S. GAAP for the Year Ended December 31, 2003 (Unaudited)

(a)	Pro forma basic earnings per share under U.S. GAAP

The number of Golden Star common shares outstanding is as follows:

Number of Golden Star common shares outstanding as of December 31, 2003	132,924
The number of Golden Star common shares to be issued to IAMGold shareholders	171,657

Pro forma number of Golden Star common shares outstanding	304,581

The weighted-average number of Golden Star common shares for computation of pro forma basic earnings per share is as follows:

Weighed-average number of Golden Star common shares outstanding as of December 31, 2003	110,951
The number of Golden Star common shares to be issued to IAMGold shareholders	171,657

Pro forma basic weighted-average number of Golden Star common shares outstanding	282,608

Pro forma net income under U.S. GAAP	$21,208

Pro forma basic earnings per share under U.S. GAAP	$0.075

(b)	Pro forma diluted earnings per share under U.S. GAAP

Pro forma weighted-average number of Golden Star common shares outstanding	282,608
Dilutive effect of Golden Star stock options and warrants	11,118

Pro forma dilutive weighed-average number of Golden Star common shares outstanding	293,726

Pro forma dilutive earnings per share under U.S. GAAP	$0.072

(c)	Pro forma comprehensive income per share

Comprehensive income per share — basic	$0.073

Comprehensive income per share — diluted	$0.070

3.	SIGNIFICANT ASSUMPTIONS AND ADJUSTMENTS

      The pro forma consolidated financial statements include the following pro forma assumptions and adjustments:

(a) The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of Golden Star for the year ended December 31, 2003.

(b) The December 31, 2003 and the March 31, 2004 pro forma statements of operations assume that the acquisition occurred on January 1, 2003. The March 31, 2004 balance sheet assumes the acquisition occurred at March 31, 2004.

(c) All of IAMGold’s assets and liabilities have been restated where appropriate to reflect estimated fair values using purchase accounting concepts. Estimated mining property and equity investment fair values are based upon discounted cash flow analysis.

(d) IAMGold’s transaction costs are estimated to be $5 million. Golden Star’s transaction costs and fees, including advisors, legal, accounting, exchange fees, regulatory fees, and IAMGold rationalization costs will total approximately $10 million. It is also assumed that IAMGold will pay a $23 million break fee to Wheaton River

(See “Pre-Offer Agreement with Coeur d’Alene”). The statements assume that in-the-money IAMGold options outstanding as of June 4, 2004 are exercised for cash and the IAMGold shares issued are exchanged for Golden Star shares.

(e) The excess of the purchase price over the fair value of the net assets is shown as goodwill. The goodwill shown in the pro forma financial statements is based upon a preliminary analysis of the factors involved in determining fair values. The final allocation of the purchase price and the fair values of IAMGold’s assets and liabilities is subject to completion of definitive appraisals which would be carried out following completion of the acquisition.

(f) No adjustments have been made to reflect expected synergies or cost savings of the proposed transaction.

(g) Amortization has been adjusted to reflect adjustments of asset basis to fair value.

(h) The impact of differences between the fair value and the tax value of assets and liabilities has been reflected in the future tax balance and the resulting impact on income tax expense has been reflected on the statements of operations.

(i) The pro forma information has been compiled using a Golden Star common share price of $5.10 per share, being the average of the closing price on the AMEX for the three days before and after May 27, 2004, the date of announcement of Golden Star’s proposed business combination with IAMGold.

(j) IAMGold’s 2003 and first quarter 2004 exploration costs have been capitalized as deferred exploration to correspond with Golden Star’s accounting policy.

(k) During the first quarter of 2004, IAMGold changed its accounting policies with respect to the accounting for Asset Retirement Obligations and share options. Golden Star changed its accounting policies for Asset Retirement Obligations and share options effective January 1, 2003. Therefore, IAMGold’s statement of operations for the year ended December 31, 2003 has been restated to account for these changes in accounting policies using the information disclosed in IAMGold’s audited consolidated financial statements for the year ended December 31, 2003 and the consolidated financial statements for the three months ended March 31, 2004.

(l) Deferred revenues related to hedge positions closed in past periods were assigned a fair value of nil and therefore the revenue recognized in IAMGold’s statements of operations has been reversed on the Golden Star pro forma statements of operation.

(m) The gain on marketable securities recognized by IAMGold in comprehensive income is eliminated as a pro forma adjustment since the marketable securities were adjusted to fair value in the acquisition of IAMGold by Golden Star.

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

Toronto

By Mail P.O. Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4	By Hand or by Courier: 199 Bay Street Commerce Court West Securities Level Toronto, ON M5L 1G9
Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

Vancouver

By Hand or by Courier

1066 West Hastings Street

Suite 1600
Vancouver, B.C.
V6E 3X1

The Dealer Manager for the Offer is:

BMO NESBITT BURNS

In Canada BMO Nesbitt Burns Inc.	In the United States Harris Nesbitt Corp.
1 First Canadian Place 4th Floor, PO Box 150 Toronto, Ontario M5X 1H3	3 Times Square New York, New York 10036

Telephone: 1-866-758-9860

The Information Agent for the Offer is:

INNISFREE M&A INCORPORATED

501 Madison Avenue, 20th Floor

New York, New York
10022

Shareholders Call Toll-Free:

1-877-825-8772 (English speakers)
1-877-825-8777 (French speakers)

Banks and Brokers Call Collect:

212-750-5833

Any questions and requests for assistance may be directed by Shareholders to the Dealer Manager, the Depositary or the Information Agent at their respective telephone numbers and locations set out above.

The instructions accompanying this Letter of Acceptance and Transmittal should be read carefully before this Letter of Acceptance and Transmittal is completed. The Depositary, the Dealer Manager or your broker or other financial advisor can assist you in completing this Letter of Acceptance and Transmittal (see back page of this document for addresses and telephone numbers).

LETTER OF ACCEPTANCE AND TRANSMITTAL

for COMMON SHARES
of
IAMGOLD CORPORATION
pursuant to the Offer dated June 9, 2004
of
GOLDEN STAR RESOURCES LTD.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 9:00 P.M. (Toronto time) ON JULY 16, 2004 (THE “EXPIRY TIME”) UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

       This Letter of Acceptance and Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with all other required documents, must accompany share certificates for common shares (the “Shares”) of IAMGold Corporation (the “Company”) deposited pursuant to the offer (the “Offer”) dated June 9, 2004, made by Golden Star Resources Ltd. (the “Offeror”) to holders of Shares.

      The terms and conditions of the Offer are incorporated by reference in this Letter of Acceptance and Transmittal. Capitalized terms used but not defined in this Letter of Acceptance and Transmittal which are defined in the Offer to Purchase (the “Offer to Purchase”) and accompanying Circular (together, the “Offer to Purchase and Circular”), dated June 9, 2004, have the meanings ascribed to them in the Offer to Purchase and Circular.

      Holders of Shares who wish to deposit such Shares but whose certificates for such Shares are not immediately available or who cannot deliver all the certificates and Letter of Acceptance and Transmittal to the Depositary at or before the Expiry Time must deposit their Shares according to the guaranteed delivery procedure set forth in Section 5 of the Offer to Purchase, “Procedure for Guaranteed Delivery”. See Instruction 2 herein, “Procedure for Guaranteed Delivery”.

      This Letter of Acceptance and Transmittal is to be used if certificates are to be forwarded herewith.

TO:           Golden Star Resources Ltd.

AND TO:     CIBC Mellon Trust Company (the “Depositary”), at its offices set out herein

      The undersigned delivers to you the enclosed certificate(s) for Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Shares. The following are the details of the enclosed certificate(s):

SHARES

Number of Shares
Certificate Number(s)*	Name(s) in which Registered	Represented by Certificate	Number of Shares Deposited*

TOTAL:

*	Unless otherwise indicated, all Shares evidenced by any certificate(s) submitted to the Depositary will be deemed to have been deposited under the Offer. See Instruction 6, “Partial Deposits”.

(If space is insufficient please attach a list to this Letter of Acceptance and Transmittal in the above form.)

      The undersigned acknowledges receipt of the Offer to Purchase and Circular and represents and warrants that: (i) the undersigned has full power and authority to deposit, sell, assign and transfer the Shares covered by this Letter of Acceptance and Transmittal (the “Deposited Shares”) and any Other Securities (as defined below) being deposited; (ii) the undersigned or the Person on whose behalf the Deposited Shares (and Other Securities) are being deposited owns (including, without limitation, within the meaning of Rule 14e-4 under the U.S. Exchange Act) the Deposited Shares that are being deposited (and any Other Securities); (iii) the Deposited Shares and Other Securities have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Other Securities, to any other Person; (iv) the deposit of the Deposited Shares and Other Securities complies with applicable laws; and (v) when the Deposited Shares and Other Securities are taken up and paid for by the Offeror, the Offeror will acquire good title thereof, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others. The acceptance of the Offer pursuant to the procedures set forth herein shall constitute an agreement between the depositing holder of Shares and the Offeror in accordance with the terms and conditions of the Offer.

      IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer to Purchase and in this Letter of Acceptance and Transmittal, subject only to the provisions of the Offer to Purchase regarding withdrawal rights, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Shares and delivers to you the enclosed Share certificate(s) representing the Deposited Shares and, on and subject to the terms and conditions of the Offer to Purchase, deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Shares, and in and to all rights and benefits arising from the Deposited Shares including any and all Other Securities (as defined below).

      If, on or after the date of the Offer, the Company should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to the Shares that is payable or distributable to the holders of the Shares on a record date that precedes the date of transfer of the Shares into the name of the Offeror or its nominees or transferees on the Share register maintained by or on behalf of the Company, then without prejudice to the Offeror’s rights under Section 2 of the Offer to Purchase, “Conditions of the Offer”: (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments shall be received and held by the depositing holder of Shares, and to the extent that such dividends, distributions or payments do not exceed the value of the consideration per Share payable by the Offeror pursuant to the Offer (as determined by the Offeror), the Offered Consideration will be reduced by that number of Golden Star Shares having a value equal to the amount of any such dividend, distribution or payment; (b) in the case of non-cash dividends, distributions, payments, rights or other interests, the whole of any such non-cash dividend, distribution, payment, right or other interest shall be received and held by the depositing holder of Shares for the account of the Offeror and shall be promptly remitted and transferred by the depositing holder of Shares to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividends, distributions or payments in an amount that exceeds the value of the Offered Consideration, (as determined by the Offeror) the whole of any such cash dividend, distribution or payment shall be received and held by the depositing holder of Shares for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing holder of Shares to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance in the case of (b) and (c) above, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold all of the Golden Star Shares otherwise issuable to the non-remitting Shareholders pursuant to the Offer or deduct from the number of Golden Star Shares to be delivered by the Offeror pursuant to the Offer value equal to the amount or value of the dividend, distribution, payment, right or other interest, as determined by the Offeror in its sole discretion.

      If the undersigned’s Share certificates are not immediately available or the undersigned cannot deliver its Share certificates and all other required documents to the Depositary no later than the Expiry Time, the undersigned must deliver its Shares according to the guaranteed delivery procedures set forth in Section 5 of the Offer to Purchase, “Procedure for Guaranteed Delivery”.

      The undersigned irrevocably appoints each officer of the Depositary and each officer of the Offeror and any other Person designated by the Offeror in writing, as the true and lawful agents, attorneys and attorneys-in-fact and proxies of the undersigned with respect to the Deposited Shares registered in the name of the undersigned on the books of the Company and deposited pursuant to the Offer and purchased by the Offeror (the “Purchased Securities”), and with respect to any and all dividends (other than certain cash dividends), distributions, payments, securities, rights, warrants, assets or other interests (collectively, “Other Securities”), which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after the date of the Offer, except as otherwise indicated in Section 8 of the Offer to Purchase, “Changes in Capitalization; Dividends and Distributions; Liens”.

      The power of attorney will be granted upon execution of this Letter of Acceptance and Transmittal and shall be effective on and after the date that the Offeror takes up and pays for Purchased Securities (the “Effective Date”), with full power of substitution and resubstitution in the name of and on behalf of the undersigned (such power of attorney, coupled with an interest, being irrevocable) to: (i) register or record the transfer of Purchased Securities and Other Securities on the registers of the Company; (ii) execute and deliver, as and when requested by the Offeror, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of such Purchased Securities and Other Securities, revoke any such instrument, authorization or consent or designate in such instrument, authorization or consent any Person or Persons as the proxy of such holder in respect of the Purchased Securities for all purposes, including in connection with any meeting (whether annual, special or otherwise or any adjournment thereof) of holders of relevant securities of the Company; (iii) execute and negotiate any cheques or other instruments representing any Other Securities payable to the undersigned; and (iv) exercise any rights of the undersigned with respect to such Purchased Securities and Other Securities, all as set forth in this Letter of Acceptance and Transmittal.

      The undersigned also agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities or Other Securities at any meeting (whether annual, special or otherwise or any adjournment thereof) of holders of Shares or holders of Other Securities and not to exercise any or all of the other rights or privileges attached to the Purchased Securities or Other Securities and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to the Offeror, in respect of all or any of the Purchased Securities or Other Securities, and to designate in such instruments of proxy the Person or Persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder in respect of the Purchased Securities or Other Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Securities or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such Person with respect thereto.

      The undersigned covenants and agrees to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities or Other Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned therein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

      The undersigned instructs the Offeror and the Depositary, upon the Offeror taking up the Deposited Shares, to mail certificates representing the Golden Star Shares to which the undersigned is entitled together with a cheque, payable in U.S.

funds, representing the cash payment to which the undersigned is entitled by first class mail, postage prepaid, or to hold such cheque, if any, for pick-up, in accordance with the instructions given below. All amounts payable by the Offeror for Deposited Shares will be in U.S. currency. Should any Deposited Shares not be purchased, the deposited certificates and other relevant documents shall be returned promptly in accordance with the instructions in the preceding sentence. The undersigned acknowledges that the Offeror has no obligation pursuant to the instructions given below to transfer any Deposited Shares from the name of the registered holder thereof if the Offeror does not purchase any of the Deposited Shares.

      By reason of the use by the undersigned of an English language form of Letter of Acceptance and Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Acceptance and Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par les offres acceptées par cette lettre d’acceptation et d’envoi, de même que tous les documents qui s’y rapportent, soient réputés exclusivement en langue anglaise.

BLOCK A

ISSUE CERTIFICATE/ CHEQUE IN THE NAME OF:

(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)

(Telephone — Business Hours)

(Tax Identification, Social Insurance or
Social Security Number)

BLOCK B

SEND CERTIFICATE/ CHEQUE

(Unless Block “C” is checked) TO:
(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)

BLOCK C

☐	HOLD SHARE CERTIFICATES AND CHEQUE FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY WHERE THIS LETTER OF ACCEPTANCE AND TRANSMITTAL IS DEPOSITED. (Check box)

BLOCK D

☐	CHECK HERE IF SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder	Date of Execution of Notice
Window Ticket Number (if any)

Name of Institution which Guaranteed Delivery

BLOCK E

DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER

The owner signing above represents that the member of the Soliciting Dealer Group who solicited and obtained this deposit is:

(please print or type)

(Firm)	(Registered Representative)	(Telephone Number)

(Address)	(Fax)

☐	CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

☐	CHECK HERE IF DISKETTE TO FOLLOW

Signature guaranteed by (if required under Instruction 4):

Dated: , 2004

Authorized Signature of Guarantor	Signature of holder of Shares or Authorized Representative — See Instructions 3 and 5

Name of Guarantor (please print or type)	Name of holder of Shares (please print or type)

Address of Guarantor (please print or type)	Name of Authorized Representative, if applicable (please print or type)

Daytime telephone number of holder of Shares or Authorized Representative

Daytime facsimile number of holder of Shares or Authorized Representative

Tax Identification, Social Insurance or Social Security Number of holder of Shares

INSTRUCTIONS

1.	Use of Letter of Acceptance and Transmittal

(a)	This Letter of Acceptance and Transmittal (or a manually signed facsimile thereof) together with accompanying certificates representing the Deposited Shares and all other documents required by the terms of the Offer to Purchase and this Letter of Acceptance and Transmittal must be received by the Depositary at any of the offices specified on the back cover page no later than 9:00 p.m. (Toronto time), on July 16, 2004, unless the Offer in respect of the Shares is extended or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b)	The method used to deliver this Letter of Acceptance and Transmittal and any accompanying certificates representing Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Offeror recommends that the necessary documentation be hand delivered to the Depositary at any of its offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Holders of Shares whose Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Shares.

2.	Procedure for Guaranteed Delivery

      If a holder of Shares wishes to deposit such Shares pursuant to the Offer and certificates for such Shares are not immediately available or the holder cannot deliver the certificates and Letter of Acceptance and Transmittal to the Depositary no later than the Expiry Time, those Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	such deposit is made only at the principal office of the Depositary in Toronto, Ontario by or through an Eligible Institution;

(b)	a properly completed and duly executed Notice of Guaranteed Delivery (or a manually signed facsimile) is received by the Depositary at its principal office in Toronto, Ontario at or before the Expiry Time; and

(c)	the certificate or certificates representing the deposited Shares, in proper form for transfer, together with a properly completed and duly signed Letter of Acceptance and Transmittal (or a manually signed facsimile copy) and other documents required by this Letter of Acceptance and Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Date.

      The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mail to the Depositary at the applicable address set out in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and this Letter of Acceptance and Transmittal and accompanying Share certificates to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

      An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).

3.	Signatures

      This Letter of Acceptance and Transmittal must be completed and signed by the registered holder of Deposited Shares accepting the Offer described above or by such holder’s duly authorized representative (in accordance with Instruction 5).

(a)	If this Letter of Acceptance and Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Acceptance and Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Acceptance and Transmittal.

(b)	If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if a cheque is to be issued to a person other than the registered owner(s):

(i)	such deposited certificate(s) must be endorsed or accompanied by an appropriate transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4.	Guarantee of Signatures

      If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of the Company or if payment is to be issued in the name of a person other than the registered owner(s) of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5.	Fiduciaries, Representatives and Authorizations

      Where this Letter of Acceptance and Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Acceptance and Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6.	Partial Deposits

      If less than the total number of Shares evidenced by any certificate submitted is to be deposited, fill in the number of Shares to be deposited in the appropriate space on this Letter of Acceptance and Transmittal. In such case, the Depositary will use commercially reasonable efforts to cause new certificate(s) for the number of Shares not deposited to be sent to the registered holder as soon as practicable after the Expiry Time. The total number of Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7.	Solicitation

      Identify the dealer or broker, if any, who solicited acceptance of the Offer by completing the appropriate box on this Letter of Acceptance and Transmittal and present a list of beneficial holders, if applicable.

8.	Stock Transfer Taxes

      Except as otherwise provided in this Instruction 8, the Offeror will pay all stock transfer taxes with respect to the transfer and sale of any Shares to it or its order pursuant to the Offer. If, however, payment of the purchase price is to be made to, or if certificates for Shares not deposited or not accepted for payment are to be registered in the name of, any person other than the registered holder(s), or if deposited certificates for Shares are registered in the name of any person other than the person(s) signing this Letter of Acceptance and Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder(s) or such other person) payable on account of the transfer to such other person will be deducted from the purchase price of such Shares purchased unless evidence satisfactory to the Offeror, in its sole discretion, of the payment of such taxes, or exemption therefrom, is submitted.

9.	Miscellaneous

(a)	If the space on this Letter of Acceptance and Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Acceptance and Transmittal.

(b)	If Deposited Shares are registered in different forms (e.g., “John Doe” and “J. Doe”), a separate Letter of Acceptance and Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be acceptable and no fractional Shares will be purchased. All depositing holders of Shares by execution of this Letter of Acceptance and Transmittal (or a facsimile hereof) waive any right to receive any notice of the acceptance of Deposited Shares for payment, except as required by applicable law.

(d)	The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

(e)	The Offeror will not pay any fees or commissions to any broker or dealer or any other Person for soliciting deposits of Shares pursuant to the Offer except as otherwise set forth in the Offer to Purchase (other than to the Dealer Manager, the Soliciting Dealer and the Depositary).

(f)	Additional copies of the Offer to Purchase and Circular, this Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at the addresses listed below.

10.	Lost Certificates

      If a Share certificate has been lost or destroyed, this Letter of Acceptance and Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to the Company’s registrar and transfer agent so that the transfer agent may provide replacement instructions. If a Share certificate has been lost or destroyed, please ensure that you provide your telephone number so that the Depositary or the Company’s transfer agent may contact you.

      THIS LETTER OF ACCEPTANCE AND TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH CERTIFICATES FOR SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY NO LATER THAN THE EXPIRY TIME.

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

Toronto

By Mail	By Hand or by Courier
P.O. Box 1036	199 Bay Street
Adelaide Street Postal Station	Commerce Court West
Toronto, ON M5C 2K4	Securities Level
Toronto, ON M5L 1G9

Telephone: (416) 643-5500

Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

Vancouver

By Hand or by Courier

1066 West Hastings Street
16th Floor
Vancouver, B.C.
V6E 3X1

The Dealer Manager for the Offer is:

BMO NESBITT BURNS

In Canada: BMO Nesbitt Burns Inc.	In the United States: Harris Nesbitt Corp.

Telephone: 1-866-758-9860

The Information Agent for the Offer is:

INNISFREE M&A INCORPORATED

Shareholders Call Toll-Free:

1-877-825-8772 (English speakers)
1-877-825-8777 (French speakers)

Banks and Brokers Call Collect:

212-750-5833

      Any questions and requests for assistance may be directed by holders of Shares to the Depositary, the Dealer Manager or the Information Agent at their respective telephone numbers and locations set out above. Holders of Shares may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

THIS IS NOT A LETTER OF ACCEPTANCE AND TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for Common Shares
of
IAMGOLD CORPORATION
Pursuant to the Offer dated June 9, 2004
of
GOLDEN STAR RESOURCES LTD.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 9:00 P.M. (Toronto time) ON JULY 16, 2004 (THE “EXPIRY TIME”), UNLESS EXTENDED OR WITHDRAWN.

       This Notice of Guaranteed Delivery must be used to accept the offer dated June 9, 2004 (the “Offer”) made by Golden Star Resources Ltd. (the “Offeror”) for Common Shares (the “Shares”) of IAMGold Corporation (the “Company”), if (i) certificates for the Shares to be deposited are not immediately available; or (ii) the holder of Shares cannot deliver the certificates and Letter of Transmittal to the Depositary no later than the Expiry Time. This Notice of Guaranteed Delivery may be delivered by hand or transmitted by electronic facsimile or mail to the Depositary at the address or facsimile number set out below and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

TO:     CIBC MELLON TRUST COMPANY, as Depositary

By Mail:	By Hand or by Courier:	By Facsimile Transmission:
Toronto	Toronto	(416) 643-3148
P.O. Box 1036	199 Bay Street
Adelaide Street Postal Station	Commerce Court West
Toronto, ON M5C 2K4	Securities Level
Toronto, ON M5L 1G9

      The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer to Purchase and accompanying Circular dated June 9, 2004 (the “Offer to Purchase and Circular”) have the meanings ascribed to them in the Offer to Purchase and Circular.

      If a holder of Shares wishes to deposit such Shares pursuant to the Offer and certificates for such Shares are not immediately available, or the holder of Shares cannot deliver the certificates and Letter of Transmittal to the Depositary no later than the Expiry Time, those Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	such deposit is made only at the principal office of the Depositary in Toronto by or through an Eligible Institution;

(b)	a properly completed and duly executed Notice of Guaranteed Delivery (or a manually signed facsimile) is received by the Depositary at its principal office in Toronto at or before the Expiry Time; and

(c)	the certificate or certificates representing the deposited Shares, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) and other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Date.

      An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).

      DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA A FACSIMILE NUMBER OTHER THAN SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

      THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION UNDER THE INSTRUCTIONS THERETO, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

      DO NOT SEND CERTIFICATES FOR SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

TO:           GOLDEN STAR RESOURCES LTD.

AND TO:     CIBC MELLON TRUST COMPANY

      The undersigned hereby deposits to the Offeror, upon the terms and subject to the conditions set forth in the Offer to Purchase and Letter of Transmittal, receipt of which is hereby acknowledged, the Shares listed below, pursuant to the guaranteed delivery procedures set forth in Section 5 of the Offer to Purchase, “Procedure for Guaranteed Delivery”.

Number of Shares
Certificate Number(s)*	Name(s) in which Registered	Represented by Certificate	Number of Shares Deposited*

TOTAL:

(If space is insufficient please attach a list to this Notice of Guaranteed Delivery in the above form.)

Signature(s) of Holder(s) of Shares	Address(es)

Name (please print)

Date	Zip Code/ Postal Code

Telephone Number (business hours)

GUARANTEE

(Not to be used for signature guarantee)

      The undersigned, an Eligible Institution, guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Shares deposited hereby, each in proper form for transfer, together with a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed with any required signature guarantees, covering the deposited Shares and all other documents required by the Letter of Transmittal no later than 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Date.

      Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature

Address of Firm	Name (please print)

Title

Zip Code/Postal Code	Date

Telephone Number

CERTIFICATE AND CONSENT

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Nova Scotia Securities Commission
Office of the Administrator, Securities Branch, New Brunswick
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Yukon Territory Register of Securities
Northwest Territories Securities Registries
Nunavut Legal Registries
Toronto Stock Exchange

AND TO:	Golden Star Resources Ltd. (“Golden Star”)

AND TO:	Fasken Martineau DuMoulin LLP

RE:	Offer to Purchase and Circular of Golden Star Resources Ltd.

I, Dave Alexander, hereby certify that I am a “qualified person” as described in National Instrument 43-101. I am the author of the technical report entitled “Technical Report for the First Disclosure of a Mineral Reserve Estimate for a Material Property — Wassa Mine, South West Ghana” dated August 1, 2003 (the “Technical Report”) prepared for Golden Star, which Technical Report was previously filed with the securities regulatory authorities referred to above. I am also the author of the statements of reserves at the Wassa and Bogoso/Prestea properties (the “Statements”) referred to in the Circular.

I do hereby consent to the filing of a written disclosure of the Technical Report and any extracts from or a summary of the Technical Reports in the offer to purchase and circular of Golden Star dated on or about June 10, 2004, together with the documents incorporated by reference therein (collectively, the “Circular”). I also hereby consent to the use of the Statements in the Circular.

I also certify that I have read the Circular and do not have any reason to believe that (i) there are any misrepresentations in the information contained in the Circular derived from the Technical Report or the Statements, (ii) the Circular contains any misrepresentation of the information contained in the Technical Report or the Statements, or (iii) there are any misrepresentations in the Circular that are within my knowledge as a result of the services performed by me in connection with the Technical Report or the Statements.

I hereby consent to the use of the name Dave Alexander, C.Eng., in the Circular and to use of and references to the Technical Report and the Statements in the Circular.

DATED the 9th day of June, 2004.

(signed) “Dave Alexander” Dave Alexander

CERTIFICATE AND CONSENT

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Nova Scotia Securities Commission
Office of the Administrator, Securities Branch, New Brunswick
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Yukon Territory Register of Securities
Northwest Territories Securities Registries
Nunavut Legal Registries
Toronto Stock Exchange

AND TO:	Golden Star Resources Ltd. (“Golden Star”)

AND TO:	Fasken Martineau DuMoulin LLP

RE:	Offer to Purchase and Circular of Golden Star Resources Ltd.

I, John Arthur, hereby certify that I am a “qualified person” as described in National Instrument 43-101. I am the co-author, together with Mr. Richard Skelton, C.Eng., of the technical report entitled “Technical Report for the Estimation of Mineral Resources and Reserves at Bogoso/Prestea Gold Mine, Ghana” dated June 9, 2004 (the “Technical Report”) prepared for Golden Star, which Technical Report was previously filed with the securities regulatory authorities referred to above.

I do hereby consent to the filing of a written disclosure of the Technical Report and any extracts from or a summary of the Technical Reports in the offer to purchase and circular of Golden Star dated on or about June 10, 2004, together with the documents incorporated by reference therein (collectively, the “Circular”).

I also certify that I have read the Circular and do not have any reason to believe that (i) there are any misrepresentations in the information contained in the Circular derived from the Technical Report, (ii) the Circular contains any misrepresentation of the information contained in the Technical Report, or (iii) there are any misrepresentations in the Circular that are within my knowledge as a result of the services performed by me in connection with the Technical Report.

I hereby consent to the use of the name Dr. John Arthur, C.Geol., in the Circular and to use of and references to the Technical Reports in the Circular.

DATED the 9th day of June, 2004.

(signed) “John Arthur” John Arthur

CERTIFICATE AND CONSENT

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Nova Scotia Securities Commission
Office of the Administrator, Securities Branch, New Brunswick
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Yukon Territory Register of Securities
Northwest Territories Securities Registries
Nunavut Legal Registries
Toronto Stock Exchange

AND TO:	Golden Star Resources Ltd. (“Golden Star”)

AND TO:	Fasken Martineau DuMoulin LLP

RE:	Offer to Purchase and Circular of Golden Star Resources Ltd.

I, Colin Jones, hereby certify that I am a “qualified person” as described in National Instrument 43-101. I hereby consent to the us of the statements of estimated mineral resources for 2003 for the Yaou, Dorlin and Paul Isnard properties (the “Statements”) of which I am the author and which are referred to in the offer to purchase and circular of Golden Star dated on or about June 10, 2004, together with the documents incorporated by reference therein (the “Circular”).

I also certify that I have read the Circular and do not have any reason to believe that (i) the Circular contains any misrepresentation of the information contained in the Statements, or (ii) there are any misrepresentations in the Circular that are within my knowledge as a result of the services performed by me in connection with the Statements.

I hereby consent to the use of the name Colin Jones in the Circular and to use of and references to the Statements in the Circular.

DATED the 9th day of June, 2004.

(signed) “Colin Jones” Colin Jones

CERTIFICATE AND CONSENT

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Nova Scotia Securities Commission
Office of the Administrator, Securities Branch, New Brunswick
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Yukon Territory Register of Securities
Northwest Territories Securities Registries
Nunavut Legal Registries
Toronto Stock Exchange

AND TO:	Golden Star Resources Ltd. (“Golden Star”)

AND TO:	Fasken Martineau DuMoulin LLP

RE:	Offer to Purchase and Circular of Golden Star Resources Ltd.

I, Keith McCandlish, P.Geol., hereby certify that I am a “Qualified Person” as described in National Instrument 43-101. I am the author of the technical report entitled “Qualifying Report for the First Disclosure of a Resource Estimate on a Material Property — Wassa Mine, Southwest Ghana” dated April 30, 2003 (the “Technical Reports”) prepared for Golden Star, which Technical Report was previously filed with the securities regulatory authorities referred to above.

I do hereby consent to the filing of a written disclosure of the Technical Report and any extracts from or a summary of the Technical Reports in the offer to purchase and circular of Golden Star dated on or about June 10, 2004, together with the documents incorporated by reference therein (collectively, the “Circular”).

I also certify that I have read the Circular and do not have any reason to believe that (i) there are any misrepresentations in the information contained in the Circular derived from the Technical Report, (ii) the Circular contains any misrepresentation of the information contained in the Technical Report, or (iii) there are any misrepresentations in the Circular that are within my knowledge as a result of the services performed by me in connection with the Technical Reports. I hereby consent to the use of the name Keith McCandlish, P.Geol, in the Circular and to use of and references to the Technical Report in the Circular.

DATED the 9th day of June, 2004.

(signed) “Keith McCandlish” Keith McCandlish, P.Geol

CERTIFICATE AND CONSENT

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Nova Scotia Securities Commission
Office of the Administrator, Securities Branch, New Brunswick
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Yukon Territory Register of Securities
Northwest Territories Securities Registries
Nunavut Legal Registries
Toronto Stock Exchange

AND TO:	Golden Star Resources Ltd. (“Golden Star”)

AND TO:	Fasken Martineau DuMoulin LLP

RE:	Offer to Purchase and Circular of Golden Star Resources Ltd.

I, Richard Skelton, hereby certify that I am a “qualified person” as described in National Instrument 43-101. I am the co-author, together with Dr. John Arthur, C.Geol., of the technical report entitled “Technical Report for the Estimation of Mineral Resources and Reserves at Bogoso/Prestea Gold Mine, Ghana” dated June 9, 2004 (the “Technical Report”) prepared for Golden Star, which Technical Report was previously filed with the securities regulatory authorities referred to above.

I do hereby consent to the filing of a written disclosure of the Technical Report and any extracts from or a summary of the Technical Reports in the offer to purchase and circular of Golden Star dated on or about June 10, 2004, together with the documents incorporated by reference therein (collectively, the “Circular”).

I also certify that I have read the Circular and do not have any reason to believe that (i) there are any misrepresentations in the information contained in the Circular derived from the Technical Report, (ii) the Circular contains any misrepresentation of the information contained in the Technical Report, or (iii) there are any misrepresentations in the Circular that are within my knowledge as a result of the services performed by me in connection with the Technical Report.

I hereby consent to the use of the name Mr. Richard Skelton, C.Eng., in the Circular and to use of and references to the Technical Reports in the Circular.

DATED the 9th day of June, 2004.

(signed) “Richard Skelton” Richard Skelton

CERTIFICATE AND CONSENT

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Nova Scotia Securities Commission
Office of the Administrator, Securities Branch, New Brunswick
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Yukon Territory Register of Securities
Northwest Territories Securities Registries
Nunavut Legal Registries
Toronto Stock Exchange

AND TO:	Golden Star Resources Ltd. (“Golden Star”)

AND TO:	Fasken Martineau DuMoulin LLP

RE:	Offer to Purchase and Circular of Golden Star Resources Ltd.

I, Mitchell Wasel, hereby certify that I am a “qualified person” as described in National Instrument 43-101. I hereby consent to the use of the statements of estimated mineral resources for the Wassa and Bogoso/Prestea properties (the “Statements”) of which I am the author and which are referred to in the offer to purchase and circular of Golden Star dated on or about June 10, 2004, together with the documents incorporated by reference therein (the “Circular”).

I also certify that I have read the Circular and do not have any reason to believe that (i) the Circular contains any misrepresentation of the information contained in the Statements, or (ii) there are any misrepresentations in the Circular that are within my knowledge as a result of the services performed by me in connection with the Statements.

I hereby consent to the use of the name Mitchell Wasel in the Circular and to use of and references to the Statement in the Circular.

DATED the 9th day of June, 2004.

(signed) “Mitchell Wasel” Mitchell Wasel

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

      The following documents are filed as exhibits to this Schedule:

1.1	A report of take-over bid filed with Autorité des marchés financiers (Quebec)

2.1	Annual Report on Form 10-K dated February 3, 2004 for the year ended December 31, 2003 (incorporated by reference to the Company’s Form 10-K for the year ended December 31, 2003).

2.2	Management Proxy Circular dated April 23, 2004 (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein) (incorporated by reference to the Company’s Schedule 14A filed on April 27, 2004).

2.3	Audited consolidated annual financial statements of Golden Star for the financial years ended December 31, 2003, 2002 and 2001, together with the management’s discussion and analysis of financial condition and results of operations of Golden Star for that period (incorporated by reference to Items 7 and 8 of the Company’s Form 10-K for the years ended December 31, 2003, December 31, 2002 and December 31, 2001).

2.4	Unaudited financial statements of Golden Star for the three months ended March 31, 2004, together with the management’s discussion and analysis of financial condition and results of operations of Golden Star for that period (incorporated by reference to Items 1 and 2 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2004).

2.5	Material change report dated January 28, 2004.

2.6	Material change report dated February 4, 2004.

2.7	Material change report dated May 27, 2004.

2.8	Material change report dated June 4, 2004.

2.9	Letter to IAMGold Corporation shareholders from Golden Star Resources Ltd.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Undertakings

a.	Golden Star Resources Ltd. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

b.	Golden Star Resources Ltd. undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

c.	Golden Star Resources Ltd. undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, or otherwise discloses, information regarding purchases of the issuer’s or bidder’s securities in connection with the offer.

3

PART IV

SIGNATURES

      By signing this Schedule, Golden Star Resources Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2004

GOLDEN STAR RESOURCES LTD.

By:	/s/ ALLAN J. MARTER

Name: Allan J. Marter

Title:	Senior Vice President, Chief Financial Officer and Corporate Secretary

4

EXHIBIT INDEX

Exhibit No:	Exhibit Description

1.1	A report of take-over bid filed with Autorité des marchés financiers (Quebec)

2.1	Annual Report on Form 10-K dated February 3, 2004 for the year ended December 31, 2003 (incorporated by reference to the Company’s Form 10-K for the year ended December 31, 2003).

2.2	Management Proxy Circular dated April 23, 2004 (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein) (incorporated by reference to the Company’s Schedule 14A filed on April 27, 2004).

2.3	Audited consolidated annual financial statements of Golden Star for the financial years ended December 31, 2003, 2002 and 2001, together with the management’s discussion and analysis of financial condition and results of operations of Golden Star for that period (incorporated by reference to Items 7 and 8 of the Company’s Form 10-K for the years ended December 31, 2003, December 31, 2002 and December 31, 2001).

2.4	Unaudited financial statements of Golden Star for the three months ended March 31, 2004, together with the management’s discussion and analysis of financial condition and results of operations of Golden Star for that period (incorporated by reference to Items 1 and 2 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2004).

2.5	Material change report dated January 28, 2004.

2.6	Material change report dated February 4, 2004.

2.7	Material change report dated May 27, 2004.

2.8	Material change report dated June 4, 2004.

2.9	Letter to IAMGold Corporation shareholders from Golden Star Resources Ltd.